SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 12, 2002

The BOC Group plc

(Name of Registrant)

Chertsey Road, Windlesham
Surrey, GU20 6HJ England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                      Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]                  No [X]

Enclosure: The BOC Group plc Report and Accounts 2002.

The BOC Group plc is a public limited company listed on the London and New York Stock Exchanges and registered in England. This is the report and accounts for the year ended 30 September 2002. It complies with UK regulations and incorporates the annual report on Form 20-F for the Securities and Exchange Commission to meet US regulations. An annual review and summary financial statements for the year ended 30 September 2002 has been issued to all shareholders who have not elected to receive this report and accounts.

Board of directors
Executive management board
Group five year record
Group profile
Employees
Research, development and information technology
Risk factors
Performance review
Finance and treasury review
Corporate governance
Report on remuneration
Responsibility of the directors
Report by the independent auditors
Group profit and loss account
Group balance sheet
Group cash flow statement
Total recognised gains and losses
Movement in shareholders’ funds
Balance sheet of The BOC Group plc
Accounting policies
Notes to the financial statements
Group undertakings
Shareholder information
Cross reference to Form 20-F
Glossary of terms
SIGNATURES

Contents

Report of the directors		Financial statements		Shareholder information
2	Financial highlights	64	Responsibility of the	114	Dividends
4	Chairman’s statement		directors	114	Nature of trading market
6	Chief executive’s review	65	Report by the	115	Analysis of shareholdings
8	Board of directors		independent auditors	116	Taxation
10	Executive management	66	Group profit and loss	117	Financial calendar
	board		account	117	Key contacts information
12	Group five year record	67	Group balance sheet	119	Cross reference to
14	Group profile	68	Group cash flow		Form 20-F
23	Employees		statement	120	Glossary of terms
25	Safety, health and the	69	Total recognised gains
	environment		and losses
28	Research, development	69	Movement in
	and information		shareholders’ funds
	technology	70	Balance sheet of
29	Risk factors		The BOC Group plc
31	Performance review	71	Accounting policies
44	Finance and treasury	74	Notes to the financial
	review		statements
51	Corporate governance	112	Group undertakings
56	Report on remuneration

Cautionary statement
The report and accounts includes ‘forward-looking information’ within the meaning of section 27A of the US Securities Act of 1933 (the ‘Securities Act’), as amended, and section 21E of the US Securities Exchange Act of 1934 (the ‘Exchange Act’), as amended. Certain sections of this annual report including, without limitation, those concerning (i) the company’s strategies, (ii) the company’s research and product development, and information technology, (iii) the company’s investments and plant capacity, (iv) the company’s restructuring plan, (v) efficiencies for the company resulting from business reviews and reorganisations, (vi) management’s view of the general development and competition in the economies and markets in which it does, or plans to do, business, (vii) management’s view of the competitiveness of its products and services, and (viii) the company’s liquidity, capital resources and capital expenditure, contain certain forward-looking statements concerning the company’s operation, economic performance and financial condition. Although the company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic conditions, success of business and operating initiatives and restructuring objectives, changes in the regulatory environment, other government actions, natural phenomena such as floods and earthquakes, customer strategies and stability, and fluctuations in interest and exchange rates.

Financial year
Throughout the report and accounts, reference to ‘2002’ in the text means the financial year ended 30 September 2002. Similarly, references to other years, eg ‘2003’,‘2001’ and ‘2000’, also mean the financial years to 30 September.

01  The BOC Group plc Report and accounts 2002

Financial highlights

Turnover

£ million

2002: £4,017.9m
2001: £4,159.2m
2000: £3,878.8m

Total Group turnover reduced by three per cent compared with last year. On a constant currency basis, however, turnover increased by two per cent.
The overall reduction was due to a lower level of activity in the BOC Edwards business which was adversely affected by the worldwide downturn in the semiconductor industry. The BOC Edwards decline of 19 per cent, on a constant currency basis, offset increases on a similar basis in all the other businesses: Process Gas Solutions turnover increased by four per cent, Industrial and Special Products by seven per cent, Afrox hospitals by 23 per cent and Gist by 14 per cent. New business acquisitions contributed £127.1 million of additional turnover in 2002.	Operating profit
(before exceptional items)

£ million

2002: £500.1m
2001: £530.6m
2000: £496.4m

Operating profit, excluding exceptional items, was £500.1 million. This was six per cent lower than last year, but just one per cent lower on a constant currency basis.
The main reduction was in the BOC Edwards business where the decline in revenue resulted in a reported profit one third the level of the previous year. On a constant currency basis, the other businesses all showed increases compared with last year. Process Gas Solutions was up 22 per cent, Industrial and Special Products was up five per cent, Afrox hospitals was up 25 per cent and Gist was up 20 per cent. Currency translation had an adverse impact compared with last year of some £28 million, most notably from the 36 per cent decline in the rate of the South African rand.	Profit before tax

£ million

2002: £335.3m
2001: £362.2m
2000: £441.8m

Profit before tax is shown after deducting exceptional items of £94.7 million. These exceptional items were mainly for restructuring costs, write downs, and termination costs relating to the Process Plants business. Profit before tax was seven per cent lower than last year.
The net interest charge for the year was £70.1 million. Interest on net borrowings fell by 16 per cent to £103.1 million from £123.4 million last year. Also included in the net interest charge are the financing elements related to the Group’s pension schemes’ assets and liabilities. The return on pension schemes’ assets fell by £27.8 million to £139.1 million compared with last year, while the financing cost on the pension schemes’ liabilities was only slightly lower than last year at £106.1 million.	Capital expenditure

£ million

2002: £354.3m
2001: £352.6m
2000: £413.7m

Capital expenditure of subsidiary businesses was £354.3 million, a similar level to that for 2001.
     Of the total capital expenditure, 44 per cent was in the Process Gas Solutions business and 35 per cent in the Industrial and Special Products business (last year 48 per cent and 27 per cent respectively). On a regional basis, 34 per cent of the expenditure was in Europe (2001: 38 per cent), 38 per cent in the Americas (2001: 31 per cent) and 20 per cent in the Asia/Pacific region (2001: 24 per cent).
The Group’s share of the capital expenditure of joint ventures and associates was £34.5 million (2001: £53.3 million). This expenditure was mainly in the Process Gas Solutions business in the Asia/Pacific region.

2002 results

Analysis by business

Turnover		Operating profit
(before exceptional items)

£4,017.9m		£500.1m

	1 Process Gas Solutions £1,200.6m (30%) 2 Industrial and Special Products £1,605.3m (40%) 3 BOC Edwards £688.2m (17%) 4 Afrox hospitals £259.0m (6%) 5 Gist £264.8m (7%)		1 Process Gas Solutions £185.2m (37%) 2 Industrial and Special Products £248.0m (50%) 3 BOC Edwards £26.1m (5%) 4 Afrox hospitals £29.7m (6%) 5 Gist £25.5m (5%) Corporate £(14.4)m (-3%)

02  The BOC Group plc Report and accounts 2002

Return on capital	Net cash requirement	Interest cover	Earnings per share
(before exceptional items)		(before exceptional items)	(before exceptional items)
Percentage 2002: 12.3% 2001: 12.9% 2000: 12.5%	£ million 2002: £(120.3)m 2001: £(2.3)m 2000: £(81.4)m	Times 2002: 4.9 times 2001: 4.3 times 2000: 4.5 times	Pence 2002: 55.94p 2001: 57.51p 2000: 53.53p

The Group return on capital employed was 12.3 per cent. This was lower than the 12.9 per cent return achieved last year. The reduction was due entirely to the lower profitability of the BOC Edwards business this year. Excluding BOC Edwards, the return on capital employed increased to 13.8 per cent compared with 12.9 per cent in the previous year.
Excluding BOC Edwards, the returns for all businesses improved from last year. The most notable improvement was in Process Gas Solutions, where returns increased to 9.2 per cent from 7.7 per cent last year, mainly through improved operational efficiency and cost savings. Despite weak manufacturing conditions in some markets, the Industrial and Special Products business also increased its return on capital to over 20 per cent.	Cash flow from operating activities was £759.3 million. Excluding exceptional cash items, this was two per cent lower than the previous year. Excluding the BOC Edwards business there was an eight per cent increase. The net inflow on working capital was higher than last year, but this was more than offset by the lower cash profit.
    Capital expenditure (net of disposals), at £324.5 million, was four per cent above last year. This year, a net £215.5 million was spent on acquisitions and disposals of businesses compared with £133. 6 million in the previous year. The main acquisitions were the Seiko Instruments’ turbomolecular pumps business in Japan and the Unique Gas business in Thailand.
The net cash outflow for the year before financing activities was £120.3 million, compared with an outflow of £2.3 million last year. As in the previous year, free cash flow (net cash flow before investing activities) was strongly positive, at £166.5 million for the year.	Interest cover (the number of times that the net interest charge on borrowings is covered by operating profit before exceptional items) was 4.9 times. This was an improvement on the 4.3 times for the previous year. Excluding interest capitalised, the cover was 4.8 times (compared with 4.2 times in 2001).
    Net debt at 30 September 2002 was £1,325.6 million, an increase of £53.5 million compared with 30 September 2001.
The average cost of net debt was 6.3 per cent, compared with 7.4 per cent last year.	Earnings per share (earnings attributable to Ordinary shareholders divided by the average number of shares in issue throughout the year) before exceptional items was 55.94p, compared with 57.51p last year. This is a reduction of three per cent. On a constant currency basis, there is no percentage change compared with the previous year.
Total earnings per share, including exceptional items, were 41.36p compared with 46.03p last year.

2002 results

Analysis by region

Turnover		Operating profit
(before exceptional items)
£4,017.9m		£500.1m

	1 Europe £1,069.6m (27%) 2 Americas £1,291.8m (32%) 3 Africa £441.0m (11%) 4 Asia/Pacific £1,215.5m (30%)		1 Europe £155.2m (31%) 2 Americas £121.3m (24%) 3 Africa £56.7m (11%) 4 Asia/Pacific £166.9m (34%)

03  The BOC Group plc Report and accounts 2002

Chairman’s statement

In my first statement since becoming chairman following the last Annual General Meeting in January 2002, I thought that I should give you an overview of your company, followed by a perspective on the recent past, the challenges that lie ahead and your board’s approach to addressing them.
    I have travelled extensively and had the opportunity to visit operations and to meet customers and staff throughout the world. I am immensely impressed by the capability of the company and the goodwill it enjoys. There are also good opportunities for the future that I will comment on later.

A revitalised BOC
Since the joint bid for the company from Air Liquide and Air Products lapsed over two years ago, your company has been invigorated under the executive leadership of Tony Isaac. A new team of executive and non-executive directors has been built, all of whom share the same passion and commitment for the future development of BOC. The same revitalisation has occurred at every level of the company.
    The board has reviewed all aspects of strategy, performance and governance during 2002. There is an ambitious forward programme for our management and staff to achieve. Our principal objective is to deliver superior returns to our shareholders, both in the form of dividends and share price appreciation. The graphs shown on the following page indicate how we stand now against this objective. They will be updated in future annual reports so that shareholders can monitor progress.
    I have chosen October 2000 as the start point for the graphs as it was the beginning of the first financial year after the bid lapsed. One graph shows progress in total shareholder returns relative to the FTSE 100 group of companies to the end of this financial year. It demonstrates outperformance relative to this group. The second graph compares your company’s performance with its main global gases competitors. The message here is less positive and spurs us on to improve our position.

Delivering superior returns
Our strategy to deliver superior returns for shareholders is to focus on sustained and sustainable growth in earnings and improvements in capital efficiency. These, in turn, require us to grow the scale and scope of your company whilst continuously improving the efficiency and productivity of capital and other resources. Success will enable us to sustain a progressive dividend policy, on which the board is seeking your endorsement at the next Annual General Meeting. It would also result in the value of your shares being underpinned through increased support in the market.
    We are also seeking your endorsement at the forthcoming Annual General Meeting for our remuneration policy. This has been thoroughly reviewed and is designed to support the strategy I explained above. It is in line with current best practice.
    The board has also reviewed all aspects of governance in its widest sense, adopting best practice wherever opportunities have been identified and has updated its approach to social responsibility. These are mentioned in this report.
    Finally, the board has reviewed its own performance, a process which it will undertake annually, and board process improvements are currently being implemented.

04  The BOC Group plc Report and accounts 2002

Dividend
The BOC Group has performed well over the last year. Excluding BOC Edwards, where orders from semiconductor manufacturers were down sharply, operating profit before exceptional items for the year increased 11 per cent at constant currency. This is a strong result against a background of variable economic growth in markets that are important to us, with Australia and South Africa showing sustained improvement while manufacturing activity in the UK and US was more restrained. As a result the board was pleased to propose a first interim dividend for 2003 of 15.5p per share. This follows our established policy of maintaining a consistent first interim dividend and reflecting any increase in the second interim dividend when we announce our half year results. Following a period when many discounted the value of dividends as they searched for often illusory growth, the importance of dividends to shareholders is more apparent today.

Continuing the strategy
Tony Isaac and his management team have been pursuing a consistent strategy. One of BOC’s strengths is its compressed gases business, contained within Industrial and Special Products. This line of business has a sensible balance of growth opportunities in new products, services and geographies matched by careful management of its core industrial business. Process Gas Solutions seeks to increase the percentage of BOC’s business that comes from tonnage schemes, where dedicated plants supply large volumes of gas to customers on long-term contracts. It has a solutions-driven approach that really does differentiate it from its competitors. BOC Edwards offers a unique combination of products and services to the semiconductor industry and is a leader in the supply of vacuum products to a wide range of other customers. Despite its cyclical nature, the semiconductor industry is an excellent long-term market and one that BOC Edwards is well set to serve. The two other specialist businesses in the portfolio, Gist and Afrox hospitals, have well developed strategies to meet their individual market needs.
    Having identified underperforming assets in our portfolio, management has either improved them to acceptable levels of performance or sought to dispose of them. This programme has both generated cash and improved the Group’s return on capital employed. A well founded investment and acquisitions process has added a number of attractive new businesses to the Group’s portfolio this year, strengthening our geographical presence and the growth prospects of our lines of business.

Board of directors
This year I am delighted that two new non-executive directors have joined your board. Matthew Miau brings extensive knowledge of the global electronics and semiconductor industry and of Asian business in general. Roberto Mendoza, who joined in October 2002, brings to our deliberations a lifetime of experience in business and finance.
    I am particularly pleased that Tony Isaac accepted the board’s invitation to stay as chief executive until June 2005, which is beyond his previous retirement date. This will give the Group the continuity of executive leadership that is so vital for sustained value creation.
    I took over the chairmanship at the Annual General Meeting in January when Sir David John retired. David had been a director since 1993 and chairman for six years. Howard Macdonald and Harry Groome also retired at the Annual General Meeting having served BOC for nearly 12 and six years respectively. I thank all three for their contributions.

Thank you
Your company has a very strong business, close customer relationships and highly committed employees. On behalf of the board I thank our customers for their business and our staff for their achievements.
    Over the last two years the industrial gases industry has provided solid investment opportunities in an uncertain world and I am delighted to have joined one of the UK’s truly world-class companies. The foundations for future prosperity are firm and your board is confident of the continuing success of your company.

Rob Margetts Chairman

                    a very strong
business

05  The BOC Group plc Report and accounts 2002

Chief executive’s review

2002 has been another good year for BOC. All parts of the Group made progress and all improved their profitability, apart from BOC Edwards whose semiconductor market was depressed year on year.

Financial overview
This year we adopted two new UK accounting standards, FRS17 and FRS19, and restated our 2001 and 2000 results on the same basis to allow a comparison with this year’s results. At constant currencies, turnover increased two per cent in 2002 and although operating profit excluding exceptional items fell one per cent, it was up 11 per cent for the Group excluding BOC Edwards. Operating cash flow remained strong, despite exchange rate movements and lower profits from BOC Edwards, totalling £826. 6 million before exceptional items. Free cash flow after interest, tax, dividends and capital spending but before acquisitions was £166.5 million for the year.

Delivering on commitments
Followers of BOC’s recent progress may feel a comfortable familiarity with some of our continuing achievements this year. Our commitment to safety and the environment has been constant, as has the importance we place on improving customer service. We also continue to apply pressure to our cost base. What may surprise some is that this year we completed a record number of acquisitions, involving some £207.3 million, and that we have made significant advances by leading local consolidation around the world. These are components of our consistent drive for profitable growth and for improvements in margins, return on capital and cash flow.
    I have made the point before that our organisation structure is an important factor in our recent success. Where it is important that a programme spans the whole Group, for instance to maximise the potential of our people or to understand and manage our risks, we run it well as a corporate initiative. We also set financial targets and have a consolidated strategy for the Group. What drives most of our business decisions, though, are our lines of business strategies, which are tied closely to the needs of our customers. We only invest or make an acquisition if it fits with a line of business strategy. Most of our people work within business units that are responsible for implementing these strategies. As a result there is a clear sense of purpose throughout BOC and an understanding of what needs to be done. Let me explain briefly what the lines of business have achieved this year.

The lines of business
Process Gas Solutions had a very successful year as turnover grew four per cent and operating profit before exceptional items grew 22 per cent at constant currency. Its determination to deliver tailored solutions was well rewarded when we signed our joint venture in China with YPC, a subsidiary of Sinopec, giving us a head start in Nanjing, which is known as the chemicals capital of China. This is an important win in itself but just as importantly it shows that the Process Gas Solutions approach meets the needs of today’s market. In September Linde BOC Process Plants LLC was established, combining BOC Process Plants with Linde’s US plant building organisation. This both assures our access to world-class plant technology at a competitive cost and delivers cost savings estimated at around £15 million a year.

06  The BOC Group plc Report and accounts 2002

Industrial and Special Products is concentrating on its business centred around the welding and cutting of metal and on its high growth sectors such as hospitality, medical and packaged chemicals. Managing these businesses globally is beginning to produce important benefits, notably through the widespread transfer of best practice, both operational and commercial. As well as delivering increased profit from the mature part of the business we are also transforming the growth prospects for the line of business overall, with turnover this year up seven per cent and operating profit before exceptional items up five per cent at constant currency.
    BOC Edwards, reliant as it is on the fortunes of the semiconductor industry, had a difficult year, yet remained in profit when many similar suppliers reported losses. Turnover was down 19 per cent and operating profit before exceptional items was down 66 per cent at constant currency. In the second quarter there was an improvement in orders from semiconductor manufacturers but the sales of consumer products that use chips, such as mobile phones and computers, showed no such increase. As a result growth was not sustained, but we believe we have moved off the bottom. BOC Edwards took advantage of the low point in the cycle to make a number of acquisitions, the largest of which was the turbomolecular pumps business of Seiko Instruments Inc. The general vacuum part of the business continued to perform solidly, and we strengthened it further with the acquisition of Smiths Group’s vacuum and pressure business. These acquisitions are being integrated successfully.
    All three of our lines of business are present in Japan and we announced in September our intention to merge our Japanese gases business, OSK, with Air Liquide Japan. We await clearance to do so from Japan’s competition authorities. The deal, which will give us a 45 per cent share in the combined Japan Air Gases business, is important in a market that is starting to consolidate and in an economy where growth prospects remain low. As Japan Air Gases’ scope extends only to Japan it was agreed to treat BOC Edwards’ equipment business separately so it could continue to support Japanese customers wherever they operate.
    Our two specialist businesses, Gist and Afrox hospitals, both performed well. Gist continues to demonstrate that its value-adding approach is attractive to a range of customers. Afrox hospitals grew by increasing the breadth of services at its existing hospitals and through acquisitions. You will find more details in the performance review.

Our wider responsibilities
Attending to growth and the financial health of the Group are key priorities. We also have programmes to ensure we fulfil our wider responsibilities in the communities where we live and to the environment in general. I also pay particular attention to the development and well being of our people in BOC and to our safety performance. I visit many parts of BOC during the year and am always impressed by the dedication and commitment of our employees. The whole management team works hard to make the most of the talent we have around us and to help all employees understand that the job they do is important. At the same time I want everyone within BOC, and all those whom our business touches, to be safe and to avoid being hurt by our activities.
    We are also keenly aware that we are at work to serve our customers. I thank all our many customers for their continued business. I also thank our suppliers for helping us to fulfil our customers’ needs. Finally, this has been a poor year for share prices around the world and, despite outperforming the FTSE 100 index in total shareholder returns by 46 per cent over the last two years, BOC has been unable to defy fully the effects of lower markets. I thank all our shareholders for their continued support.

Tony Isaac Chief executive

        another good
                        year for BOC

07  The BOC Group plc Report and accounts 2002

Board of directors

Rob Margetts CBE (01)
56, chairman.
Appointed chairman in January 2002. He is chairman of Legal & General Group plc, a non-executive director of Anglo American plc, chairman of the Natural Environment Research Council and a governor of Imperial College, London. Previously he was with ICI PLC for 31 years, becoming a main board director in 1992 and vice chairman in 1998. He is a fellow of both the Royal Academy of Engineering and the Institution of Chemical Engineers.

Tony Isaac (02)
60, chief executive.
Appointed an executive director in October 1994 and became chief executive in May 2000. He was previously finance director of Arjo Wiggins Appleton plc, which he joined shortly before the de-merger from BAT Industries p.l.c. in 1990. Prior to that he had been finance director of GEC Plessey Telecommunications Ltd since its formation in 1988. He is a non-executive director of Exel plc and International Power plc.

Fabiola Arredondo
(03)
35, non-executive director.
Appointed in November 2001. She is the managing partner of FRA Holdings LLC, a private investment firm, and was previously the managing director of Yahoo! Europe, a director of BBC Worldwide and held senior executive positions at BMG Entertainment. She is a non-executive director of Bankinter SA and the World Wildlife Fund UK and is also a member of the US Council on Foreign Relations and the World Economic Forum. She has a BA in political science from Stanford University and an MBA from Harvard University.

Julie Baddeley (04)
51, non-executive director.
Appointed in May 2001. She was an executive director of Woolwich plc until October 2000, responsible for e-commerce, information technology and human resources, and was previously head of change management for Maritime Region, Accenture. She is a non-executive director of the Yorkshire Building Society, the Government Pensions Group, and two venture capital trusts, I-Net VCT plc and Classic 3 VCT plc. She is also a member of the Audit Commission, an Associate Fellow of Templeton College, Oxford and a Companion of the Institute of Management. She has an MA honours degree in zoology from Oxford University.

Dick Grant (05)
56, chief executive, Process Gas Solutions.
Appointed an executive director in July 2000. He also has responsibility for Latin America and technology. He was formerly regional director, south Pacific and south Asia, and previously ran divisions in Ohmeda, Gases Americas and Gases Europe. He holds an honours degree in engineering from Leeds University.

Göran Lundberg (06)
62, non-executive director.
Appointed in July 2000.
He was appointed senior independent director in November 2001. He was executive vice president of the ABB Group based in Zurich until his retirement in 1995. He is chairman of The TAC Group and chairman of The Pharmadule Group, both with headquarters in Sweden, and is also chairman of the DUNI AB Group. He is involved in three venture capital companies based in Sweden and in Switzerland and holds an M Eng and MBA.

René Médori (07)
45, group finance director.
Appointed an executive director in July 2000. He joined BOC in 1987 and has held several finance appointments in the Group. He was appointed finance director of BOC’s gases business in the Americas in 1997. Before joining BOC, he worked for Accenture and Schlumberger Ltd. He is a finance graduate of the Université de Paris-Dauphine and has a doctorate degree in economics.

Roberto G Mendoza (08)
57, non-executive director.
Appointed in October 2002. He is a founding partner of Integrated Finance Ltd, the non-executive chairman of Egg Plc, and a board member of ACE Limited, Prudential Plc, Reuters Group Plc and Vitro S.A. He joined J.P. Morgan in 1967 and served as vice chairman of the board from 1990 to 2000. Mr Mendoza was a managing director of Goldman Sachs & Co from 2000 until he resigned to co-found Integrated Finance Ltd in 2001. He was born in Cuba, obtained a BA in history from Yale and an MBA with high distinction from the Harvard Business School.

08  The BOC Group plc  Report and accounts 2002

Matthew Miau (09)
56, non-executive director.
Appointed in January 2002. He is chairman of MiTAC-Synnex Group, one of Taiwan’s leading high-tech industrial groups. He is also a Convenor of Civil Advisory Committee of National Information and Communications Initiatives (NICI) and a member of the Board of Supervisors of the Industrial Technology Research Institute (ITRI) and the Board of Directors of the Institute for Information Industry (III), Taiwan.

Chris O’Donnell (10)
56, non-executive director.
Appointed in March 2001. He is chief executive of Smith & Nephew plc. Previously he held senior positions with Davy Ashmore, Vickers Limited and C R Bard Inc. He has an honours degree in mechanical engineering from Imperial College, London and an MBA from the London Business School. He is a chartered engineer and a member of the Institution of Mechanical Engineers.

Dr ‘Raj’ Rajagopal (11)
49, chief executive, BOC Edwards.
Appointed an executive director in July 2000. He joined BOC in 1981 and has held several positions in BOC Edwards. He was appointed managing director, Edwards Vacuum Products in 1993 and managing director, vacuum technology division in 1996. He was appointed a non-executive director of FSI International Inc in January 2001. He has a PhD in mechanical engineering.

John Walsh (12)
47, chief executive, Industrial and Special Products.
Appointed an executive director in July 2001. He was previously president, Process Gas Solutions, north America. He joined BOC in 1986 as vice president, special gases and has held various senior management positions in the Group, including president, Process Plants. He has a BA in economics and an MBA in finance and marketing, both from Harvard University.

Board committees

Audit committee
The audit committee meets regularly with internal and external auditors, as well as management, to review the effectiveness of internal controls, matters raised in their regular reports to the committee and the half year and full year financial statements prior to their submission to the board. The committee reviews the programme and effectiveness of risk management within the Group as well as ensuring that an appropriate relationship between BOC and the external auditors is maintained. The committee comprises only independent non-executive directors and is chaired by Chris O’Donnell.

Management resources committee
The management resources committee meets approximately six times a year. The committee recommends to the board the policy on executive directors’ remuneration and the specific remuneration, benefits and terms of employment of each executive director. The committee comprises only independent non-executive directors and is chaired by Göran Lundberg.

Nomination committee
The nomination committee meets periodically as required. The committee monitors the composition and balance of the board and identifies and recommends to the board the appointment of new directors. All the independent non-executive directors and the chief executive serve as members of this committee. The committee is chaired by Rob Margetts.

Pensions committee
The pensions committee was reconstituted during the year and now oversees the review of governance and control procedures applying to all employee retirement benefit plans and reviews and makes recommendations on the investment policies and strategies applied to the Group’s retirement benefit plans. The committee comprises two independent non-executive directors, the chief executive and the finance director. The committee is chaired by Julie Baddeley.

Executive management board
The executive management board meets regularly having primary authority for the day-to-day management of the Group’s operations and policy implementation pursuant to the Group’s strategy agreed with the board. The committee comprises the chief executive, the other executive directors and certain senior managers and is chaired by Tony Isaac. Further details are given on pages 10 and 11.

Investment committee
The investment committee meets regularly and reviews and approves Group commitments up to certain levels set by the board. The committee comprises the chief executive, the other executive directors and certain senior managers and is chaired by Tony Isaac.

09  The BOC Group plc  Report and accounts 2002

Executive management board

John Bevan (01)
45, chief executive Asia since June 2000.
Appointed to the executive management board in June 2000. He joined BOC in 1978 as a graduate in the Australian gases business and has held various positions in general management in Australia, Korea, Thailand and the UK. He has a degree in commerce (marketing) from the University of New South Wales.

Nick Deeming (02)
48, group legal director and company secretary since May 2001.
Appointed to the executive management board in May 2001. He has over 16 years in-house counsel experience, including Schlumberger SEMA and Axa PPP Healthcare, specialising in corporate and commercial law. He has a degree in law from Guildhall University, an MBA from Cranfield University and qualified as a solicitor in 1980.

Stephen Dempsey (03)
51, group director, corporate relations since February 1999.
Appointed to the executive management board in October 1999. He joined BOC in 1990 as director of marketing services for the UK gases business and has held various communications roles in the Group. He has an MA in geography from Oxford University and an MBA from Cranfield University.

Peter Dew (04)
42, group director, information management since February 1998.
Appointed to the executive management board in October 1999. He joined BOC in 1986. He has held information technology roles in the Group’s businesses in South Africa, the UK and most recently as information management director for the Group’s businesses in Asia/Pacific.

Dick Grant (05)
56, chief executive, Process Gas Solutions since June 2000.
Appointed to the executive management board in July 1996. See page 8 for biographical details.

Tony Isaac (06)
60, chief executive since May 2000.
Appointed to the executive management board in July 1996. See page 8 for biographical details.

Rob Lourey (07)
45, group human resources director since June 2000.
Appointed to the executive management board in June 2000. He joined BOC in Australia in 1996 and most recently was human resources director for Asia/Pacific. He has a bachelor of business degree in personnel management.

10  The BOC Group plc  Report and accounts 2002

René Médori (08)
45, group finance director since June 2000.
Appointed to the executive management board in June 2000. See page 8 for biographical details.

Dr ‘Raj’ Rajagopal (09)
49, chief executive, BOC Edwards since June 1998.
Appointed to the executive management board in July 1996. See page 9 for biographical details.

Greg Sedgwick (10)
41, group director, business development since June 2000.
Appointed to the executive management board in June 2000. He also has responsibility for Afrox Healthcare Ltd. He joined BOC in 1984 and has held a variety of senior management roles in the south Pacific region, most recently managing director, Industrial and Special Products. He was previously market sector director, minerals and a director of BOC India. He has a degree in marketing and a masters degree in business planning from the University of New South Wales.

John Walsh (11)
47, chief executive, Industrial and Special Products since June 2001.
Appointed to the executive management board in June 2000. See page 9 for biographical details.

11  The BOC Group plc  Report and accounts 2002

Group five year record

			2000	2001
	1998	1999	(restated)	(restated)	2002
Profit and loss	£ million	£ million	£ million	£ million	£ million

Turnover[1]
Continuing operations	3,079.2	3,052.7	3,579.7	3,772.9	3,657.7
Discontinued operations	215.6	—	—	—	--

	3,294.8	3,052.7	3,579.7	3,772.9	3,657.7

Total operating profit before exceptional items[2]
Continuing operations	473.9	479.9	496.4	530.6	500.1
Discontinued operations	6.0	—	—	—	--

	479.9	479.9	496.4	530.6	500.1
Exceptional items	(240.6)	(69.4)	(4.4)	(108.3)	(74.5)

Total operating profit	239.3	410.5	492.0	422.3	425.6
Profit/(loss) on termination/disposal of businesses	144.0	32.5	12.5	—	(20.2)
Profit on disposal of fixed assets	—	—	—	3.6	--

Profit before interest	383.3	443.0	504.5	425.9	405.4
Interest on net debt	(83.9)	(80.2)	(111.5)	(123.4)	(103.1)
Interest on pension scheme liabilities	—	—	(100.7)	(107.2)	(106.1)
Expected return on pension scheme assets	—	—	149.5	166.9	139.1

Net interest	(83.9)	(80.2)	(62.7)	(63.7)	(70.1)

Profit before tax	299.4	362.8	441.8	362.2	335.3
Tax on profit on ordinary activities	(123.6)	(85.3)	(135.2)	(104.6)	(106.2)

Profit after tax	175.8	277.5	306.6	257.6	229.1
Minority interests	(13.0)	(27.4)	(28.0)	(33.5)	(26.2)

Profit for the financial year	162.8	250.1	278.6	224.1	202.9

Earnings per 25p Ordinary share
Basic:
— on published profit	33.47p	51.36p	57.19p	46.03p	41.36p
— before exceptional items	53.27p	56.64p	53.53p	57.51p	55.94p
— on published profit, continuing operations	8.81p	51.36p	57.19p	46.03p	41.36p
Diluted:
— on published profit	33.36p	51.17p	56.90p	45.87p	41.21p
— before exceptional items	53.09p	56.42p	53.26p	57.31p	55.74p
— on published profit, continuing operations	8.78p	51.17p	56.90p	45.87p	41.21p
Ordinary dividend per share[3]
Actual	30.9p	32.7p	35.0p	37.0p	38.0p
Adjusted for inflation	33.4p	34.9p	36.2p	37.6p	38.0p
Number of fully paid Ordinary shares in issue at the year end (million)	489.0	491.0	492.2	494.4	497.3

1.	Subsidiary undertakings only.
2.	Including share of operating profit of joint ventures and associates.
3.	Dividends paid in the calendar year.
4.	Continuing operations.

Information for 2001 and 2000 has been restated to be on a comparable basis with 2002 following the adoption of FRS17 and FRS19 in 2002. Information for earlier years has not been restated. See also note 17 to the financial statements.

12  The BOC Group plc  Report and accounts 2002

			2000	2001
	1998	1999	(restated)	(restated)	2002
Balance sheet	£ million	£ million	£ million	£ million	£ million

Fixed assets
— intangible assets	4.2	36.5	49.2	48.1	150.7
— tangible assets	2,801.8	3,043.9	3,294.0	3,168.6	3,027.4
— joint ventures, associates and other investments	360.9	365.9	456.3	449.8	468.6
Working capital (excluding bank balances and short-term loans)	222.2	275.5	282.8	257.0	203.1
Deferred tax provisions	(30.5)	(36.4)	(295.8)	(294.3)	(291.8)
Other non current liabilities and provisions	(294.1)	(262.9)	(181.4)	(184.3)	(173.7)
Net borrowings and finance leases	(991.0)	(1,138.5)	(1,308.4)	(1,272.1)	(1,325.6)

Net assets excluding pension assets and liabilities	2,073.5	2,284.0	2,296.7	2,172.8	2,058.7
Pension assets[5]	—	—	402.0	107.0	54.3
Pension liabilities[5]	—	—	(31.1)	(56.0)	(311.0)

Net assets including pension assets and liabilities	2,073.5	2,284.0	2,667.6	2,223.8	1,802.0

Shareholders’ capital and reserves	1,882.9	2,013.1	2,394.0	2,086.2	1,684.1
Minority shareholders’ interests	190.6	270.9	273.6	137.6	117.9

Total capital and reserves	2,073.5	2,284.0	2,667.6	2,223.8	1,802.0

Other selected financial information
Total capital employed[6]
Total capital and reserves	2,073.5	2,284.0	2,667.6	2,223.8	1,802.0
Non current liabilities and provisions	324.6	299.3	477.2	478.6	465.5
Net borrowings and finance leases[7]	991.0	1,138.5	1,308.4	1,272.1	1,325.6

	3,389.1	3,721.8	4,453.2	3,974.5	3,593.1

Total assets	4,444.6	4,814.0	5,618.3	5,060.0	4,947.4
Long-term liabilities and provisions	1,316.4	1,278.7	1,399.0	1,554.5	1,897.5
Capital expenditure[1]	596.2	505.4	413.7	352.6	354.3
Depreciation and amortisation[1]	270.7	270.8	313.3	329.5	330.9
Employees
UK	11,107	10,067	9,929	10,597	11,266
Overseas	25,979	32,057	32,780	32,574	35,014

Continuing operations	37,086	42,124	42,709	43,171	46,280

Ratios
Return on average capital employed[8]	13.4%	13.1%	12.5%	12.9%	12.3%
Net debt/capital employed	29.2%	30.6%	29.4%	32.0%	36.9%
Net debt/equity	47.8%	49.8%	49.0%	57.2%	73.6%

5.	Pension assets represents the excess of pension assets over pension liabilities in countries where pension assets exceed pension liabilities. Pension liabilities represents the excess of pension liabilities over pension assets in countries where pension liabilities exceed pension assets.
6.	As defined in note 1b) to the financial statements.
7.	Analysed for 2002 and 2001 in note 3c) to the financial statements.
8.	Operating profit before exceptional items as a percentage of the average capital employed. The average is calculated on a monthly basis.

Information for 2001 and 2000 has been restated to be on a comparable basis with 2002 following the adoption of FRS17 and FRS19 in 2002. Information for earlier years has not been restated. See also note 17 to the financial statements.

13  The BOC Group plc  Report and accounts 2002

Group profile

Introduction
The BOC Group began its business life over 100 years ago as the Brin’s Oxygen Company. The company was incorporated in England in 1886 and adopted its present name on 1 March 1982.
     A technology to extract oxygen from the air in commercial quantities had just been developed and in 1886 the Brin brothers started production at a factory in Westminster, London. Two uses had already been found for oxygen. One was to intensify limelight, which was then used in theatres. The other was to assist patients’ breathing during and after surgery. New technology was soon developed that allowed air to be separated into all its major components — nitrogen, oxygen and argon. By 1960, industrial gases were in widespread use and BOC’s business was firmly established. Tonnage plants were supplying steelworks with oxygen and the customer base had been broadened to extend from metal cutting and welding to food and medicine. The business had also spread overseas with subsidiaries or associated companies as far away as Australia and South Africa. During the 1980s, BOC’s South African subsidiary began to invest in private hospitals. This diversification was the basis of the current Afrox hospitals segment.
     BOC acquired the vacuum equipment company Edwards High Vacuum International Limited in 1968 and this formed the basis of what was to become the BOC Edwards line of business today.
     The BOC Distribution Services business (now called Gist) was first established in 1970, initially providing a chilled food distribution service for Marks & Spencer and relying upon distribution skills and liquid nitrogen chilling technology, acquired as a result of BOC’s involvement in gases.
     In 1978, BOC completed the acquisition of Airco Inc in America, a predominantly gases business that doubled the Group’s size and brought BOC for the first time into the US gases market. It also added substantially to BOC’s existing health care business and parts of Airco were later merged with it to form what was subsequently called Ohmeda.
     In the period from 1970 to 1990 The BOC Group significantly increased its presence in the Asia/Pacific region through participation in several joint ventures or associated companies. BOC established strong market positions in Thailand, Indonesia, Taiwan, the Philippines, China and Korea.
     An investment in 1982 gave BOC effective management control of the Japanese gases company Osaka Sanso Kogyo KK (OSK). Conversion of loan stock and subsequent purchases of shares raised BOC’s holding in OSK to 97 per cent. In September 2002 BOC and Air Liquide announced a conditional agreement to merge their industrial and medical gases businesses in Japan. As a consequence, BOC’s subsidiary in Japan will retain a 45 per cent interest in the combined company to be called Japan Air Gases. This transaction remains subject to approval by the Japanese competition authority.
     In the period from 1998 to 2001, BOC increased investments in its gases companies in Thailand, Indonesia and the Philippines by acquiring the interests of joint venture partners or minority shareholders.
     The sale of the Ohmeda health care business to Instrumentarium, Becton Dickinson and Baxter International was completed in April 1998. Ohmeda is therefore treated as a discontinued business in the five year record on page 12 of this report.
     The BOC Group has an international portfolio of companies operating as three lines of business and grouped for reporting purposes into five business segments. These are Process Gas Solutions (PGS), Industrial and Special Products (ISP), BOC Edwards, Afrox hospitals and Gist.
     The major exports of the Group were cryogenic plant from the UK and the US, special products from the UK, and vacuum equipment and semiconductor manufacturing equipment from the UK, the US and Japan. Trade between Group undertakings is conducted at fair market prices.

14  The BOC Group plc Report and accounts 2002

Analysis of results by business
(including share of joint ventures and associates)

	£ million	%

Turnover
Process Gas Solutions	1,200.6	30
Industrial and Special Products	1,605.3	40
BOC Edwards	688.2	17
Afrox hospitals	259.0	6
Gist	264.8	7

	4,017.9	100

Operating profit (before exceptional items)
Process Gas Solutions	185.2	37
Industrial and Special Products	248.0	50
BOC Edwards	26.1	5
Afrox hospitals	29.7	6
Gist	25.5	5
Corporate	(14.4)	(3)

	500.1	100

The BOC Group contributes to the economies of some 50 countries throughout the world. The US is the largest single source of sales revenue for the Group’s products and services, followed by the UK. Other major geographic areas for the Group are Australia, South Africa, Japan and other markets in the Asia/Pacific region. The business therefore operates from a broad geographical base with local manufacturing in most of the key overseas markets.

Analysis of results by region
(including share of joint ventures and associates)

	£ million	%

Turnover
Europe	1,069.6	27
Americas	1,291.8	32
Africa	441.0	11
Asia/Pacific	1,215.5	30

	4,017.9	100

Operating profit (before exceptional items)
Europe	155.2	31
Americas	121.3	24
Africa	56.7	11
Asia/Pacific	166.9	34

	500.1	100

The UK accounts for the largest part of the Group’s activities in Europe but BOC has significant gases subsidiaries in Ireland and Poland, vacuum products manufacturing in France and a pharmaceutical packaging machinery operation in the Netherlands.
     Gist, BOC’s supply chain solutions business, operates principally in the UK but also has operations in other countries.
     Subsidiaries in the US are engaged in the Group’s three lines of business. The Group’s other principal subsidiaries, joint ventures and associates in the Americas are located in Canada, Venezuela, Colombia, Chile and Mexico.
     The largest Group subsidiary in Africa is African Oxygen Limited (Afrox), a South African public company in which the Group owns 55 per cent of the equity. The largest shareholder, other than BOC, holds less than 15 per cent of the equity. Afrox, primarily through wholly-owned subsidiaries, is engaged in the manufacture and sale of gases and related products and welding products. Afrox also has interests in private hospitals, clinics and other health care services in southern Africa, primarily through its 70 per cent holding in Afrox Healthcare Limited.

15  The BOC Group plc Report and accounts 2002

Group profile

There are other Group subsidiary companies in Africa located in Botswana, Kenya, Malawi, Mozambique, Namibia, Nigeria, Swaziland, Zambia and Zimbabwe. These companies are engaged in the manufacture and/or sale of gases and related products and, in some cases, health care products.
     BOC has businesses in most of the Asia/Pacific markets, including Japan, Korea, Thailand, Taiwan, Indonesia, Malaysia, Singapore, China, the Philippines, India, Pakistan, Bangladesh, Australia and New Zealand. In Australia, the Group’s business is conducted by BOC Limited. This company, through its divisions, subsidiaries, joint ventures or associates, is engaged in the manufacture and sale of gases and related products. Elsewhere in the Pacific region, the Group conducts its business through subsidiaries, joint ventures and associated companies.

Management organisation
BOC’s management structure is based on three global lines of business, each serving a clearly defined type of customer and each pursuing its own strategy for growth and performance at a local level. The organisation is designed to maximise BOC’s global as well as local strengths. The lines of business have global responsibility to set strategy and prioritise investment. They include operational business units and these local units are responsible to the Group chief executive for delivering financial, safety and operational performance. The business units contribute to the development of the strategies of the lines of business and customise and implement them in local markets. The business unit heads collaborate in order to share best practice and to maximise growth and profit opportunities wherever they may appear.
     Process Gas Solutions (PGS) manages all aspects of BOC’s business with customers requiring bulk supplies of industrial gases from on-site plants or by pipeline as well as deliveries of liquefied gases. Typical customers are found in the oil and chemicals, food and beverage, metals, and glass sectors all round the world. Marketing, business development and the execution of investments to provide customer specific solutions for the supply of industrial gases are handled by Process Systems, which forms part of PGS. Process Systems is also responsible for the acquisition of gas plant technology other than air separation. Until 2002, Process Plants, another unit forming part of PGS, was responsible for supplying air separation technology within The BOC Group with plants of its own design or acquired from alliance partners and others. In March 2002 BOC announced plans to merge its Process Plants operations with Linde Engineering in the US to form a new company, Linde BOC Process Plants LLC. The transaction was completed just before the end of 2002. BOC owns 30 per cent of the combined company and Linde Engineering will become the principal supplier of industrial gases plant to BOC worldwide.
     Industrial and Special Products (ISP) covers BOC’s business with customers in the fabrication, medical and leisure sectors as well as the special products and liquefied petroleum gases businesses.
     BOC Edwards embraces all aspects of business with semiconductor industry customers worldwide including the supply of bulk gases and electronic materials, vacuum and abatement technology, chemical management systems and semiconductor-related services. BOC Edwards also serves general vacuum markets around the globe and manufactures pharmaceutical freeze-drying and packaging machinery.
     The BOC Group reports financial results for the three lines of business and for two additional business segments, Afrox hospitals and Gist.
     The segment reporting as Afrox hospitals owns and manages private hospitals and clinics in southern Africa. Additional services include a direct medicines service for chronic medication, occupational health services, nursing training, pharmacy management and laboratory services.
     During 2001, BOC Distribution Services was re-named Gist to reflect the changing nature of its business. Gist operates as a separate business unit outside the lines of business structure. It remains focused on developing business with major customers, including Marks & Spencer, and has developed capability in supply chain consultancy, managed solutions, and electronic commerce fulfilment services.

Industrial gases
The BOC Group is one of the major producers of industrial gases in the world. Its products include the atmospheric gases, nitrogen, oxygen and argon produced by air separation plants as well as hydrogen, carbon monoxide and syngas (a mixture of hydrogen and carbon monoxide) made by technologies including steam-reforming or partial oxidation of hydrocarbons. The Group also markets carbon dioxide, helium and liquefied petroleum gas. These are generally derived as by-products from chemical processes or from natural sources and are also purchased from other producers. In addition, the Group markets dissolved acetylene and a wide range of special gases, medical gases, gas mixtures and gaseous chemicals.

16  The BOC Group plc Report and accounts 2002

Industry structure and consolidation The industrial gases business is capital-intensive, with increasing demand, together with economies of scale, leading to the need for large production units and distribution networks. The need for fixed asset investments, the trend towards global customers and the benefits from the transfer of applications technology worldwide have resulted in the business being handled by a relatively small number of companies internationally.
     One or more other major international producers compete in each of the industrial gases markets served by the Group, and in many of the markets there are smaller local producers as well. International competitors include Air Liquide, Praxair, Air Products and Chemicals, Linde, Messer and Nippon Sanso. The world market for gases and related products is estimated to be over £20 billion a year.
     On 13 July 1999 the board of The BOC Group agreed the terms of a pre-conditional cash offer at £14.60 per share to be made jointly by Air Liquide and Air Products. Making the offer was conditional upon those companies obtaining satisfactory regulatory clearances in Europe, Canada and the US by 13 March 2000. Following an extension to the pre-conditional offer period to conclude discussions with the Federal Trade Commission (FTC) in the US, the bidders allowed the offer to lapse on 10 May 2000.

Corporate development Over the last three years BOC has continued to invest in its core businesses at the same time as divesting assets and businesses that were no longer consistent with its strategy.
     At the beginning of 2000, BOC increased its ownership in its formerly associated companies in the Philippines. These became wholly-owned subsidiaries of the Group from the start of 2000.
     In July 2000, BOC Edwards completed the acquisition of Kachina Semiconductor Services, a company specialising in component cleaning services for semiconductor manufacturers.
     In December 2000, BOC purchased shares in NuCo2 Inc, the largest supplier of carbon dioxide and carbonating systems to the fountain beverage industry in the US. The shares then acquired represented some 13 per cent of the equity. In October 2001, BOC purchased an additional three per cent of the equity. As a result of a new share issue in August 2002, BOC now holds 13 per cent of the equity.
     In 2001 BOC assumed full ownership of two South American hydrogen plants. BOC purchased the interests from Foster Wheeler Power Systems in joint ventures already operating in Chile and Venezuela.
     As a result of a successful tender offer, BOC increased its shareholding in Osaka Sanso Kogyo KK (OSK) in Japan from approximately 55 per cent to over 93 per cent with effect from 8 May 2001. The holding was further increased during 2002 to 97 per cent. In September 2002 BOC and Air Liquide announced a conditional agreement to merge their industrial and medical gases businesses in Japan. BOC’s subsidiary in Japan will retain a 45 per cent interest in the combined company to be called Japan Air Gases. The transaction remains subject to approval by the Japanese competition authority.
     In June 2001, BOC increased its holding in Thai Industrial Gases Public Company Limited (TIG) from approximately 60 per cent to over 90 per cent and launched a tender offer for the outstanding shares leading to 99 per cent ownership.
     In October 2001 BOC Edwards agreed terms for the acquisition of the vacuum and pressure business of the Smiths Group. These businesses are located in the UK, North America and continental Europe and typically serve customers in the metallurgy, water treatment, food, power and chemical industries.
     Hydromatix and Semco were also acquired during 2002 with the intention of positioning BOC Edwards in those market segments expected to deliver the fastest growth. These two companies, based in the US, are involved principally in semiconductor wet processing technology including chemical blending delivery and collection systems as well as liquid waste abatement systems.
     BOC Edwards sold its glass coating business, based in the US, in April 2002 but retained its Temescal business that supplies technology for compound semiconductor manufacturing.
     The acquisition of the turbomolecular pumps business from Seiko Instruments Inc in Japan was announced in February and completed in March 2002 with the principal objective of enhancing the ability of BOC Edwards to develop vacuum sub-systems to satisfy the growing trend to on-tool pumping in the semiconductor industry.
     In April 2002 BOC purchased Matheson Gas Products Canada Inc, thereby adding an important special products capability to BOC’s Industrial and Special Products range in Canada.
     In May 2002 BOC acquired Unique Gas and Petrochemicals Public Company Limited (UGP), in Thailand. UGP is a leading supplier of liquefied petroleum gas (LPG) and packaged ammonia in the industrial and special products markets.

17  The BOC Group plc Report and accounts 2002

Group profile

In March 2002 BOC announced plans to merge its Process Plants operations with Linde Engineering in the US to form a new company, Linde BOC Process Plants LLC. The transaction was completed at the end of September 2002. BOC owns 30 per cent of the combined company and Linde Engineering will become the principal supplier of industrial gases plant to BOC worldwide.
     BOC’s associated company in Malaysia acquired 35.6 per cent of the gases company Nissan Industrial Oxygen Inc (NIOI) in March 2002 and increased its holding to 100 per cent in September 2002 following a tender offer. Each of BOC’s three lines of business will absorb a part of NIOI.
     At the end of August 2002, BOC announced an agreement to purchase Praxair’s Polish gases business subject to approval by the Polish competition authority. The business to be acquired includes a high proportion of industrial and special product sales.

Principal industrial gas products Nitrogen possesses two key characteristics that make it the world’s most widely used and versatile industrial gas. Nitrogen is almost inert and when liquefied it is intensely cold. This makes liquid nitrogen a highly effective, versatile and non-polluting agent for freezing and chilling.
     Under normal conditions nitrogen is chemically inactive. This makes it an important purging and blanketing gas in the chemical and refining industry as well as in the electronics industry.
     Oxygen, in contrast to nitrogen, is useful for its reactivity. It supports combustion and it supports life. Oxygen has been used in welding and medicine for over 100 years and in steel production since the 1950s.
     Iron and steel producers use oxygen to accelerate melting and to improve metal quality during the refining process. It is also used by the oil and chemicals industries and many others for a variety of oxidation processes. Mixed with fuel gases, oxygen provides a heat source for many welding, cutting and metal fabrication processes.
     Argon makes up less than one per cent of the atmosphere but it is the most abundant truly inert gas. It is used to provide a shielding atmosphere in welding, metal fabrication, aluminium processing, microelectronics, glass coating, advanced ceramics and other industrial processes. It is also used in the steel industry, principally in the production of stainless steel.
     Hydrogen is typically produced by steam reforming or partial oxidation of natural gas, petroleum gas, or liquid or solid hydrocarbon feedstocks. Hydrogen may also be recovered from by-products purchased by BOC from external suppliers. Hydrogen is used primarily in the oil and chemicals industries for applications aimed at upgrading crude oil through hydrocracking to form lighter fractions and to remove sulphur in the production of cleaner fuels. The chemicals industry also uses hydrogen where it is required as an active ingredient in many large-scale processes.
     Helium is extracted from natural gas deposits. Only a few sources in the world contain a sufficient proportion of helium to justify its separation. The Group’s supplies come from the US, Poland and Russia and are secured by long-term contracts. Because of its high value, helium is the only major industrial gas to be extensively traded internationally. Helium is used in welding, leak detection, hospital MRI scanners and increasingly in the production of optical fibres. Helium mixtures are used in balloons.
     Carbon dioxide supplied by BOC is obtained as a by-product from other companies’ manufacturing processes, from natural sources or recovered in the generation process for hydrogen or syngas and put to constructive use. Solid carbon dioxide is, like liquid nitrogen, used for chilling and freezing in the food industry. As a gas it is used to carbonate and dispense beverages of all kinds.
     Acetylene is normally supplied in cylinders and used together with oxygen in metal cutting and welding applications. BOC is a major manufacturer of dissolved acetylene.
     Liquefied petroleum gas (LPG) is a fuel gas with a wide variety of domestic, industrial and transport applications. BOC is a major distributor of LPG in South Africa, Australia and Thailand and has smaller market positions in several other countries.

Production of industrial gases Oxygen was first extracted from the atmosphere by a chemical process. This was superseded over 80 years ago by the cryogenic (low temperature) process involving the liquefaction and distillation of air. The cryogenic process is still by far the most widely used, but non-cryogenic techniques (pressure swing adsorption and membrane diffusion), which were first developed during the 1970s, are becoming increasingly significant for smaller or less demanding on-site applications.
     Cryogenic air separation is a mature and stable technology, although incremental technical advances are still yielding improvements in capital cost, operating cost, ease of operation and reliability. The only significant ‘raw material’, apart from the air itself, is electricity, which is used in large quantities to drive compressors, pumps and other equipment. The production process in modern air separation plants is highly automated, and remote operation of BOC’s plants from control centres is becoming increasingly common.
     The production of hydrogen and syngas uses steam reforming or partial oxidation of hydrocarbon feedstocks such as natural gas, petroleum or coal to separate the hydrogen and carbon compounds. The choice of feedstock is related to their prices in local markets.

18  The BOC Group plc Report and accounts 2002

Distribution of industrial gases Industrial gases may be supplied to customers in a variety of ways;through pipelines from on-site or nearby cryogenic or non-cryogenic plants, by deliveries of liquefied gases in road or rail tankers, in portable cryogenic containers or in cylinders (also called compressed or packaged gases).
     Distribution is an important competitive factor in the industrial gases business and the methods of distribution vary according to the nature of the products themselves and the customer’s volume requirements. Most gases have to be stored and distributed either under great pressure, which requires them to be carried in heavy and bulky cylinders, or at extremely low temperatures in specially insulated tankers, which limits how far they can be transported before carriage costs become unacceptable. Pipeline delivery involves high capital costs and the routing is inflexible.
     As a result, there is little international trade in industrial gases. Production has to occur in or near the market being served and there is a trend towards production at customers’ own sites.

Business segments
The BOC Group now reports financial results for the three lines of business and for Afrox hospitals and Gist separately.

Process Gas Solutions (PGS)
This line of business covers BOC’s business with larger-scale industrial customers worldwide, typically in the oil and chemicals, food and beverage, metals, and glass sectors. Gases and services are supplied as part of customer-specific solutions that create the most value for customers at the lowest cost to BOC. This ranges from supply by pipeline or from dedicated on-site plants to the largest users, to supply by road tanker in liquefied form to others.
     Tonnage (pipeline) customers are usually supplied on the basis of long-term contracts typically containing a fixed facility charge together with a variable charge for product supplied in excess of a set minimum quantity. Revenues from these contracts thus have a measure of stability with respect to changes in demand for product. Tonnage plants are often built to produce merchant gases in addition to those required by the tonnage customer and these gases can be sold to other customers. The BOC Group has substantial positions in the tonnage markets of the UK, the US, Australia and South Africa as well as in some smaller markets. The products supplied to tonnage customers have traditionally been the atmospheric gases oxygen, nitrogen and argon. More recently, hydrogen and syngas are becoming significant tonnage products as are associated utilities including steam and power.
     The delivery of liquefied gases by road or rail to the customer’s site is normally limited by transport costs to a radius of about 200 miles. Product for this market is supplied either from merchant plants or from tonnage plants incorporating liquefiers. Larger users are typically supplied with product in liquid form delivered in cryogenic tankers into special storage vessels installed at customer premises. Tankers and vessels are often BOC Group owned. Liquefied gases are usually supplied on the basis of contracts with terms of one to five years. Revenues are generally based upon the actual quantity of gas consumed, with an additional fixed charge for the use of storage equipment.
     The growth of sales and profit in this line of business is driven by investment in new production facilities. Such investment is predominantly the result of opportunities to satisfy long-term supply contracts with one or more heavy industrial customers for each plant.
     Marketing, business development and the execution of investments to provide customer-specific solutions for the supply of industrial gases are handled by Process Systems, which forms part of PGS.

Business development In 2000 BOC undertook a major modernisation of the air separation capacity acquired from KGHM at Glogow in Poland to supply around 1,000 tonnes per day of oxygen to KGHM’s copper smelter.
     In June 2000, a new plant was started up to supply Farmland Industries in Kansas with atmospheric gases. In August the same year, BOC Gases commissioned extended nitrogen and oxygen pipelines from its Arroyo, West Virginia, production facility to satisfy increased requirements from Wheeling-Pittsburgh Steel’s plants in Ohio and West Virginia under a new long-term contract. A plant to supply BP’s plant at Lima, Ohio, with hydrogen began production in the third quarter of 2000.
     A joint venture production facility for liquefied atmospheric gases started production at Bethlehem, Pennsylvania, in June 2000. A new carbon dioxide plant was opened at El Segundo, California, and a new plant to supply oxygen to the Amerada Hess refinery on St Croix in the Caribbean also began production in 2000.
     In June 2000, BOC announced a long-term supply agreement and plans to develop Hyundai’s nine million cubic feet-per-day hydrogen production, compression and infrastructure facilities in the Asan Bay petrochemical complex in Korea.

19  The BOC Group plc Report and accounts 2002

Group profile

The Group has a 35 per cent investment in a project to supply Pemex with nitrogen for injection into the Cantarell oilfield in the Gulf of Mexico. The contract was awarded to a BOC-led consortium in October 1997. The complex began production during 2000 and completed final performance testing in 2001, as planned. This facility supplies up to 40,000 tonnes per day of high pressure nitrogen by underwater pipeline for injection into the Cantarell oilfield to support enhanced oil recovery.
     During the early part of 2001, BOC reached full commercial operation of an integrated refinery and merchant gases facility in Brisbane, Australia, significantly ahead of schedule. The facility supplies hydrogen, using partial oxidation technology, for BP’s mild hydrocracker and has an air separation complex supplying oxygen to help upgrade the capacity of the refinery’s catalytic cracker unit. In addition the facility produces oxygen, nitrogen, argon, hydrogen and carbon dioxide for BOC’s merchant market, replacing and increasing capacity over previous and less-efficient production facilities.
     In 2001, BOC took full ownership of two hydrogen joint ventures already operating at refineries in Chile and Venezuela. This was done by purchasing the interests of the other partner, Foster Wheeler Power Systems.
     BOC started the supply of up to 800 tonnes per day of oxygen to Mitsubishi Materials’ copper and electrical component recycling facility at Onahama, Japan in 2001.
     A number of hydrogen supply plants were completed during 2001, including those supplying Dow Corning and Roche in the UK.
     A plant to supply OneSteel at Whyalla in South Australia was commissioned in November 2001 also replacing and increasing capacity over previous and less efficient merchant plants in Adelaide. Shortly afterwards in January 2002 a new plant began supplying Huntsman on Teesside in the UK with hydrogen to be used for the production of aniline.
     In the US a new plant began to supply WCI Steel in Ohio in May 2002 and a plant at Midland, North Carolina, began production in June 2002.

Industrial and Special Products (ISP)
Gases for cutting and welding, hospitality, laboratory applications and a variety of medical purposes are mainly distributed under pressure in cylinders. The ISP line of business covers products and services provided to this section of the market together with sales of packaged chemicals and liquefied petroleum gas (LPG). Customers are typically in the fabrication, engineering, automotive, refrigeration, hospitality or medical sectors. The customer base is therefore broad and varied. The number of separate customers served by ISP is much greater than the other two lines of business and the quality of service is often the key factor in securing existing or obtaining new customers. In order to raise service standards at the same time as reducing costs, national customer service centres have been successfully established in all the major markets.
     In addition to supplying gases, BOC also supplies a range of associated equipment in many of its major markets. This includes cutting and welding products and, in some markets, associated safety equipment.
     BOC has devoted considerable attention over the last three years to understand the requirements of different types of customer in its major markets and to provide the required service at an appropriate price. Such customer segmentation programmes have been implemented in the UK, South Africa, Australia, Asia, Latin America and are in progress elsewhere.
     The cutting and welding applications are a relatively mature part of the industrial gases business and growth opportunities are principally in other segments of the market such as medical applications, packaged chemicals, hospitality and services. BOC is pursuing these opportunities by the development of new products, packages and services as well as by marketing initiatives to take advantage of BOC’s global capabilities by introducing existing products to new regions. Electronic commerce has also become an important tool for sustaining and growing sales by making it easier for customers to manage their business with BOC as a supplier.
     BOC is a leading supplier of helium and has liquid helium distribution centres, or transfills, in many markets around the world. With 42 helium transfills worldwide, management believes that this is the largest global network of its kind. Helium has a broad range of applications, including medical imaging and welding, and is vital to the production of optical fibres, semiconductors and special alloys. It is also used for leak detection, underwater breathing mixtures and lifting.

Business development In April 2002, BOC acquired Matheson Gas Products Canada Inc, one of Canada’s leading providers of special gases and equipment. Unique Gas and Petrochemicals Public Company Limited (UGP), a leading distributor of liquefied petroleum gas (LPG) and ammonia in Thailand, was acquired in May 2002. BOC’s associated company in Malaysia acquired 35.6 per cent of the gases company Nissan Industrial Oxygen Inc (NIOI) in March 2002 and, following a tender offer, increased its holding to 100 per cent in September 2002. At the end of August 2002, BOC announced an agreement to purchase Praxair’s Polish gases business subject to approval by the Polish competition authority.
     During 2002, BOC continued its global roll-out of a light-weight medical cylinder with an integrated valve and regulator for homecare patients and emergency services. Heliox, a helium and oxygen mixture formulated to ease the respiratory effort associated with airway obstruction, was launched in the UK.

20  The BOC Group plc Report and accounts 2002

Capacity at BOC’s Otis, Kansas, helium plant was expanded in 2002 to match market demands. In addition, BOC has access to helium produced by other US plants, as well as to product from Poland and Russia.
     Magnetic resonance imaging (MRI) systems use liquid helium to cool superconducting magnets. BOC provides helium as well as a liquid nitrogen filling service to meet MRI operators’ total requirements. In 2002, ISP signed a major helium supply scheme with Oxford Magnet Technology in the UK.
     BOC continued to invest in refrigerant filling facilities during 2002. BOC now supplies refrigerants in 19 countries compared with six countries in 1999.
     In 2000, BOC commissioned the UK’s most modern refrigerant gases recycling and cylinder filling facility at Immingham. Installed in a purpose-built building and representing an investment of over £1 million, the new centre houses storage vessels for the full range of refrigerants (including the latest CFC and HCFC-replacement products), state-of-the-art cylinder preparation and filling systems, an analytical laboratory and refrigerant gas recycling machines. The Immingham filling facility is adding extra production and storage capacity, due for completion in March 2003.
     Significant progress in developing web-based customer portals was made in 2002. Amongst others, ISP launched industrial products’ customer portals in the UK, Australia and New Zealand. Thousands of customers are now able to access detailed material on BOC’s product service offers, manage and settle their accounts and place orders on-line.

BOC Edwards
This line of business specialises in gases, services and vacuum systems for the semiconductor industry as well as vacuum products for a range of other industries. It is organised into four customer-facing divisions for sales and marketing and into four manufacturing divisions. The customer-facing divisions are Asia/Pacific, Japan, the US and Europe and the manufacturing divisions are Vacuum and Exhaust Management, Chemical Management, Bulk Gases and Electronic Materials. Kachina (semiconductor process tool component management service), Coating Technology and Pharmaceutical Systems were managed separately in 2001 and 2002. The major markets for BOC Edwards’ products are in Asia, north America and Europe.
     Management believes that BOC Edwards has a unique position as a fully integrated supplier of gases, vacuum, chemical, slurry and exhaust management products, as well as services to the global semiconductor industry and is a leader in the design and manufacture of vacuum pumps, instrumentation and systems for both general vacuum and semiconductor applications.
     The vacuum and exhaust product ranges are manufactured or assembled primarily in the UK, with additional manufacturing and assembly in the US, Japan and Korea. They include vacuum pumps, coating systems, exhaust management systems, temperature control systems and heat exchangers, instrumentation and controls, vacuum accessories and leak-detection equipment. The range also includes specially designed systems for specific applications, depending on customer requirements.
     In addition to the semiconductor industry, the leading customers are in the chemicals, scientific instruments and other industries, as well as in educational and research establishments. General vacuum products are sold to such customers by a separate sales force.
     Chemical Management Division specialises in the design, manufacture and installation of the systems used to deliver liquid process chemicals, including planarisation slurries to the point of use within semiconductor fabrication. BOC Edwards’ chemical management products are mainly manufactured in the US, while electronic materials plants are located in the US and in Asia.
     BOC Edwards’ service facilities, including plants for cleaning semiconductor process tool parts, are located near concentrations of semiconductor fabrication facilities around the world.
     Technology is important to maintain a competitive edge in this business, and considerable resources are committed to enable the business to address new applications and markets. In 2000 BOC Edwards opened two new R&D laboratories at its Santa Clara facility in California, one dedicated to chemical management and the other dedicated to exhaust management systems, adding to the global development structure. Another exhaust management laboratory was opened in Japan during 2001. Over 250 staff are employed in development project teams worldwide.
     The Group’s vacuum products and coating equipment are sold directly by Group companies to end users and also through distributors and agents. Management believes that the Group is a leading manufacturer of the types of vacuum products and coating equipment that it makes and provides. The business is highly competitive, with product design and quality, leading to the lowest cost of ownership, being very significant factors.
     Sales opportunities for much of BOC Edwards’ semiconductor equipment business are dependent upon capital investment by the semiconductor industry. Management believes that semiconductor production remains on a long-term growth trend but capital investment by semiconductor manufacturers has been subject to sharp variations for a number of reasons, some of which arise from advances in technology.
     The products of BOC Edwards Pharmaceutical Systems are tailored specifically to individual customer requirements in the pharmaceutical industry and are used mainly for injectable products. Freeze-drying systems are made in Tonawanda, New York, US. Filling, sterilising and packaging lines for the pharmaceutical industry are made at Dongen in the Netherlands.

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Group profile

Business development In the period 2000 to 2002, new ranges of dry pumps for the semiconductor industry were introduced as well as a comprehensive new range of exhaust management products. These new products meet the needs of new 300mm wafer and flat panel manufacturing facilities. In April 2000, a new manufacturing facility for BOC Edwards’ exhaust management products became fully operational at Clevedon in the UK.
     A new range of turbomolecular pumps and an innovative dry pump were introduced for scientific customers as well as new dry pumps for industrial customers over the same period.
     In February 2000, BOC Edwards agreed terms to acquire Kachina Semiconductor Services, a US company specialising in the cleaning of process tool chambers and parts. The transaction was completed in July 2000 and a new facility and divisional headquarters was then established in Phoenix, Arizona, followed by a new facility in Portland, Oregon. Additional facilities were opened in France and China during 2002.
     Production of nitrogen trifluoride gas (NF3) for the semiconductor industry was started at a plant in South Africa during 2000. This product is an important etchant that is also used for in-position cleaning of semiconductor process equipment.
     During 2001, a decision was taken to concentrate electronic materials production into fewer locations and to close some existing facilities in the UK and the US to increase efficiency and reduce costs. These closures were completed in 2002.
     In October 2001 BOC Edwards agreed terms for the acquisition of the vacuum and pressure business of the Smiths Group. These businesses are located in the UK, north America and continental Europe and typically serve customers in the metallurgy, water treatment, food, power and chemicals industries rather than semiconductor manufacturing.
     The acquisition of the turbomolecular pumps business from Seiko Instruments Inc in Japan was completed in March 2002 with the principal objective of enhancing the ability of BOC Edwards to develop vacuum sub-systems to satisfy the growing trend to on-tool pumping in the semiconductor industry.
     Hydromatix and Semco were also acquired during 2002 with the intention of positioning BOC Edwards in those market segments expected to deliver the fastest growth. These two companies, based in the US, are involved principally in semiconductor wet processing technology including chemical blending delivery and collection systems as well as liquid waste abatement systems.
     BOC Edwards sold its glass coating business, based in the US, in April 2002 but retained its Temescal business that supplies technology for compound semiconductor manufacturing.

Afrox hospitals
Afrox Healthcare Limited owns 63 hospitals and clinics and has a minority interest in a further seven hospitals managed by others. In addition it also manages the Lifecare group of chronic-care hospitals. In addition to hospitals and clinics, which are the core business, Afrox Healthcare Limited also includes Afrox Healthcare Services, which facilitates a direct medicines service for chronic medication, and provides occupational health services, nursing training and laboratory services. Management believes that Afrox Healthcare Limited is the leading provider of private health care in southern Africa.
     During 2000, African Oxygen Limited (Afrox) increased its holding of Afrox Healthcare Limited to 82 per cent. During 2001, the 55 per cent interest in Lifecare Special Health previously held by Afrox was bought by Afrox Healthcare Limited.
     In January and July 2002, Afrox sold parts of its holding in Afrox Healthcare Limited and retained a 70 per cent interest. This disposal was in accordance with the terms of the transaction between Afrox and PresMed that took place in 1999.

Gist (formerly BOC Distribution Services)
Gist is a provider of specialist supply chain solutions. The name Gist was adopted during 2001 to reflect both the continuing focus on supply chain operations and an increased emphasis on supply chain consulting, managed solutions and logistics support to e-fulfilment opportunities. This realignment of the business followed a planned withdrawal from most non-Marks & Spencer primary temperature controlled operations in the period 1999 to 2000.
     High quality supply chain operations remain at the core of the business. Gist manages a range of supply chains on behalf of retailers, mainly in the UK, as well as some overseas. For over 30 years Gist has been the largest supply chain provider for Marks & Spencer. Gist currently handles all of its UK food distribution, part of the UK garment stockholding and the consolidation and dispatch of all overseas shipments to subsidiaries and franchised operations.
     Gist has also provided supply chain consultancy services to major supermarket and catalogue retailers in the UK and demonstrated its capabilities in managing international supply chains. In addition an on-line wholesaling operation has extended the range of Gist’s skills offered externally.

22  The BOC Group plc Report and accounts 2002

Employees

At 30 September 2002 the Group had 46,280 employees (2001:43,171 employees, 2000:42,709 employees). Employees of the company and its subsidiaries were located as follows:

Europe	13,213
Americas	7,243
Africa	17,435
Asia/Pacific	8,389

The employee base was very stable and unplanned turnover was low during the year. BOC was successful at retaining the organisation’s core skills and capabilities and, as a result, continues to be able to meet its business, customer service and health and safety targets. BOC’s capability review and succession planning process highlights that it has solid capability in most areas and adequate succession depth to meet both its technical and leadership requirements. Plans to strengthen this capability further are progressing well.

Employee survey
BOC values the views of its employees and to this end, the Group-wide organisation survey, Voice of BOC, was conducted again in 2002.
     Levels of employee satisfaction and commitment are generally high. Progress continues to be made in achieving a culture of accountability, collaboration, transparency and stretch, known as ACTS in BOC. ACTS provides a framework which enables employees to evaluate and critique how they deal with each other as well as how they work with customers, suppliers and the community.
     As with the previous survey, improvement areas have been identified at Group, line of business and business unit level within the organisation and plans have been developed. The next survey will be conducted in 2004.

Employment policies and principles
The BOC Group takes its responsibilities as a global organisation very seriously. The company is a signatory of the UN Global Compact and subscribes to its nine principles of human rights. These principles represent minimum standards for BOC and in many of the areas covered, existing standards exceed those set out in the Global Compact.
     BOC provides guidance, leading-edge HR policies and a set of corporate values to support BOC people in their day-to-day activities and long-term career planning.
     At the heart of this approach is the recognition that the energy and application of individuals and teams throughout the entire organisation will determine competitive advantage in today’s complex global market.
     BOC’s employment policies are designed to underpin the Group’s operating requirements and growth strategies. They are aligned with a set of core values. It is essential that the HR units implementing these policies are close to the business units in each geography and, as far as practicable, Group policies are adapted to meet local requirements.

Communication and involvement
BOC places a high priority on two-way communications with its people. The primary communication channels are within the business units, where local managers work with their people and two-way communication is most achievable.
     The Group also uses a number of formal and informal communication channels to share information and to shape behaviour. In addition to traditional media such as videos, magazines, newsletters and briefing packs, BOC has continued to invest in e-mail and web-based communications technologies to ensure that consistent and coherent messages are conveyed speedily to its people around the world.
     The Group actively searches for ways to involve employees in shaping the future. It is common to find teams of people meeting to review or jointly create processes, systems or strategies. A variety of employee structures exist for these purposes, including peer groups, special interest groups, teams of excellence and quality teams. Multi-disciplinary and cross-geographic groups of employees regularly meet, either face-to-face, or by using tele-, video- and web-based meeting technologies which have been installed for these purposes.

Resourcing, training and development
BOC conducts a robust annual process to assess the strengths and weaknesses of its units. Talented people are targeted for development, and new talent is recruited to supplement this.
     Resourcing, training and development programmes are designed to ensure that the Group has a pool of well-qualified, gifted individuals, able to meet its day-to-day operational needs and its plans for the future.

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Employees

A global, web-based recruiting platform is currently being implemented to supplement other recruitment channels.
     BOC continued to place great emphasis on personal and career development over the past year. Employees are encouraged to be proactive about their future careers and development opportunities. The aim is for all employees to have regular discussions with their managers regarding their aspirations, prospects and development needs. These result in the formulation of an individual development plan, which is an agreed course of action to meet employees’ needs as well as the needs of the organisation.
     BOC offers many opportunities for career and personal development. Employee development takes the form of on-the-job coaching and training, development projects, secondments, e-learning, as well as more traditional classroom-based training.
     LEAD is an ambitious executive development programme for high potential senior managers. It is customised for BOC and comprehensive in its scope. It augments many other management development initiatives, which are provided to supervisors and managers around the world. The programme offers a tailored curriculum and is designed to equip the participants with the broad range of skills and experiences they will need to be successful leaders within the Group.
     BOC believes that how its employees work is as important as what they produce, which is why we have concentrated on the behaviours associated with the ACTS cultural pillars. BOC has created a set of leadership competency models, which are aligned to ACTS. All recruitment, development, recognition and enhancement processes are being aligned to this comprehensive and unified BOC view of leadership and management.

Reward and recognition
An organisation that aspires to excellence must recognise and reward the achievement of excellence. The Group continues to refine the key value drivers of its business units and to ensure it can reward and recognise outstanding individual and team performance in the fulfilment of business goals. Programmes to achieve this are cascaded throughout the organisation to heighten focus on effective performance at all levels.
     The Group continues to move towards a total reward system that allows people to structure their remuneration and benefits to suit their individual needs. Senior executives’ remuneration is linked to a Group-wide variable compensation plan, which is described in the report on remuneration on page 56.

Retirement benefit plans
BOC considers it important that its people provide for their retirement, and fully supports their efforts in this regard. Around the world, the Group provides opportunities for people to participate in retirement programmes tailored to suit local conditions. Just as important, the board’s pensions committee takes prudent steps to monitor and control Group-wide retirement benefit plans with local managers being responsible for safeguarding the security of each retirement plan that they sponsor.
     The financial position of the Group’s principal pension funds is detailed in note 6 to the financial statements.

Diversity
As one of the UK’s few truly global companies, BOC highly values the rich ethnic and cultural diversity of its people. While the Group consistently champions a set of unifying values and principles, they are not imposed regardless of local sensibilities. Rather, the Group strives to build on the qualities inherent in its global environment by encouraging people with different views, styles and approaches.
     Wherever in the world it operates, BOC is committed to maintaining a workplace free from discrimination for reasons of race, creed, culture, nationality, religion, gender, sexual orientation, age or marital status. Disability is not considered a barrier to employment and, as far as local conditions allow, employees are selected on the basis of their ability to perform the job.

Employee share schemes
Many BOC employees in the UK and some other countries have built up an equity interest in the Group’s business through employee share schemes. Options may be granted at a discount to the market price at the date of grant. The term of options granted could be from three to seven years and any option is conditional on a commitment by the individual to make regular savings from pay that are then held by an independent organisation to purchase shares at the end of the option period. The exercise of options under these schemes can be satisfied by the issue of new shares or the transfer of existing shares.

24  The BOC Group plc Report and accounts 2002

Safety, health and the environment

The BOC Group takes its safety, health and environmental responsibilities seriously, and strives in all its business dealings to operate safe working practices, eliminate incidents and to ensure it causes no harm to people or the environment. The Group’s commitment on this front is best illustrated by the breadth of measures taken to equip employees with training and the appropriate tools.
     A dedicated Safety, Health, Environment and Quality (SHEQ) department ensures the Group has a deliverable policy, is proactive in its risk assessment and professional in its remediation.
     BOC has well-established programmes governing SHEQ performance. These standards and procedures are already firmly embedded in the Group’s global Integrated Management Systems and Standards (IMSS) database. IMSS disseminates the Group’s SHEQ policies through the BOC intranet, outlining the minimum standards and actions needed to align with or conform to ISO 9000 (quality assurance), ISO 14001 (environmental) and ISO 18001 (health and safety) management systems as well as the International Safety Rating Systems (ISRS).
     The management of safety and environmental performance is measured in the same way as are other key business parameters. Indeed, the pursuit of rigorous safety and environmental measurement procedures in recent years has contributed significantly to an improvement in the Group’s overall business performance. As a result, BOC has improved efficiency with a reduced accident rate, fewer lost workdays, a greater recycling take-up, better energy conservation and less waste from the Group’s production and distribution processes.

Safety
BOC manufactures and distributes some products that are potentially hazardous, being stored at very low temperature or under pressure, with some exhibiting toxic or flammable properties. BOC is committed to practising and communicating safe operations around the world as part of its commitment to robust product stewardship. It is as important for the Group to transmit safe working methodologies to customers and suppliers as it is to have clear, entrenched and measurable performance standards practised by all BOC plants, depots and distributors, regardless of plant, product or service.
     Each business unit in each region has a safety function, which is aligned with the unit’s business activities and connected to the Group’s other safety functions by a peer group network. This ensures that global best practice and the business’ functional requirements are always at the forefront.
     Controlling process-related risks is of the utmost importance. Any incidents that do occur are thoroughly investigated and the lessons learned applied throughout the organisation to minimise the likelihood of recurrence. Safety lessons are shared throughout the gases industry and BOC continues to participate fully in the development and application of industry-wide codes.
     BOC has instigated a five-year plan to halve the Group’s accident rate. A five-year strategy has been developed to enable these overall goals to be achieved and this strategy has been cascaded to regional businesses for local input. The main items underpinning the strategy are implementing, communicating, measuring and reporting best practice as well as training, competence and behavioural management systems.
     Training and competence of BOC employees is continually improving as the Group’s IMSS package is rolled out globally, ensuring best practice is applied within all businesses.
     As part of its five-year strategy, BOC is implementing a behavioural safety programme to improve significantly safety performance across the organisation. This programme will look at subjects such as management leadership in safety and the safety behaviour of individuals.
     Significant improvements were recorded across all of the Group’s key safety performance indicators with good results in the reduction of total recordable incidents and passenger car accidents.
     As in every year, BOC takes steps to prevent and address the underlying causes of serious accidents as well as to ensure employee security in the workplace. The Group uses four principal indicators to provide a consistent measure of its workplace and vehicle safety performance.
These are:

•	Lost Workday Case Rate (LWCR) per 200,000 hours. This includes all accidents resulting in the loss of one complete day of work, according to best international practice. Many companies only report cases resulting in three or more lost workdays as deemed reportable under RIDDOR regulations.
•	Total Recordable Case Rate (TRCR) per 200,000 hours. This includes all LWCs and medical treatment cases.
•	Passenger Car Avoidable Accident Rate (PCAAR) per million miles.
•	Truck Avoidable Accident Rate (TAAR) per million miles.

25  The BOC Group plc Report and accounts 2002

Safety, health and the environment

Occupational health and hygiene
BOC requires its businesses around the world to manage employee health activities in accordance with local laws and regulations and according to BOC’s own codes of practice. The Group’s occupational health and hygiene activities continue to provide a global service, striving to eradicate the organisation’s work-related health hazards and in addition, ensure that those who travel internationally on Group business are properly protected against disease and that the medical requirements of visas and work permits are met.
     A ‘wellness’ programme in the UK continues to deliver benefits, due largely to the identification and treatment of high cholesterol and blood pressure amongst employees.
     A global approach to minimising employee health risks from our operations is now being pursued through the Group occupational hygiene function which has been incorporated into the Group SHEQ departmental responsibilities. The strategy has been to ensure all operations are reviewed for health risks and appropriate preventative measures and programmes are standardised and applied across the Group as best practice initiatives.
     Access to global guidance on occupational hygiene, together with manuals, training videos and safety data sheets, is available on a dedicated intranet site.
     Jeff Elphick, Group occupational hygiene manager, is President of the British Occupational Hygiene Society for 2002/3 and is Chief Examiner for the profession.

The environment
Although classified in the ‘chemicals’ sector, BOC does not have the same direct or significant environmental issues to deal with as traditional chemicals manufacturers. The nature of BOC’s activities and the type of chemicals handled are quite different. However, in line with other industries, BOC has a commitment to the conscientious stewardship of its products and services.
     Management of environmental issues that are relevant to the Group’s businesses are overseen by the SHEQ department operating at global and local business unit level. Group environmental strategies have continued to help to improve business performance in sites across the world. Many BOC business units have programmes to achieve ISO 14001 environmental certification. The Group has 30 sites in different lines of business certified to this standard ranging from BOC’s air separation unit at Jamshedphur in India, operations at Barbosa in Venezuela, which gained ISO 14001 in 2001, in Mexico, at the site of the largest nitrogen plant in the world, as well as the site at Gebze in Turkey which gained the first integrated ISO 14001 and ISO 9000:2000 certification in that country.
     The SHEQ department — which oversees Group interests and performance — continues to pursue a programme to integrate environmental performance goals into BOC’s management performance contracts and develop global best environmental operating practices. A global environment working group was set up this year to develop these practices in areas such as waste and environmental management. The environment working group implemented new communications to manage the structured transfer of best practice and a five-year strategic plan.
     BOC has operated a comprehensive environmental survey programme of its sites for over ten years. The annual survey highlights issues relevant to the business and assesses how well they are being managed. Objectives for improved performance remain an integral part of business performance contracts.
     The transport of product by road has a potentially significant environmental impact. BOC operates its vehicle fleet to the highest environmental standards. The UK businesses, which operate 2,000 large delivery vehicles, implemented a fuel efficiency programme that led to an annual saving of more than £340,000 in fuel consumption costs and a significant reduction in carbon dioxide emissions.
BOC’s commitment to environmental stewardship and partnership is shown in its approach to new plants, facilities and services. For example, due to the rapid growth in worldwide demand for natural refrigerants, the distribution network of our range of hydrocarbons was extended to the Philippines, Malaysia and Thailand this year. East Asia is a key market for air conditioning and refrigeration with users eager to extend their range of solutions that minimise industry’s contribution to global warming. Also, BOC’s hospitals business in South Africa undertook a wide-ranging energy review programme focusing on efficient site water utilisation, space heating, steam production, air conditioning and energy load management systems. One outcome of this programme was the installation of solar panels at the Brenthurst hospital to assess and implement alternative renewable energy sources.

26  The BOC Group plc Report and accounts 2002

BOC aims to comply fully with all material environmental laws and regulations. No fines or prosecutions for breach of any environmental regulation were incurred and BOC was compliant with external standards, but did not comply with all internal codes or practices.
     The US Environmental Protection Agency has named The BOC Group Inc as a potentially responsible party for clean-up costs at a number of hazardous waste sites. Although liability for the remediation of such sites may be legally imposed without regard to the quantity of waste contributed, based upon the information available management believes that it is unlikely that any costs incurred will be material to the Group.
     BOC continues to contribute technology and processes to meet the environmental needs of customers who are striving to improve their own environmental performance. The increase in the demands set by environmental legislation also presents BOC with a number of potential business opportunities. BOC’s eco-efficiency technologies include the Vitox oxygen injection system, which improves water quality and can, for instance, help fish farmers improve production rates. BOC has also patented systems to recover carbon dioxide from other companies’ productive processes and put it to constructive use. For example, carbon dioxide is infused in drip-irrigation water or used to enrich atmospheres to enhance crop growth. The glass and metals industries use BOC’s oxy-fuel burners to increase the efficiency of combustion, using less fuel and reducing polluting emissions. BOC also installed its first Burnjector technology in Australia for the leading Manufacturer of steel products at its steel scrap recycling plant. The BOC-patented Burnjector is an oxy-fuel burner, oxygen lance and chemical reactor system. The Burnjector system enhances the energy efficiency, productivity, environmental performance and safety of the electric arc furnace.
     BOC continues to develop technology that is more energy efficient, which helps to support customers and partners meet their carbon dioxide emission reduction commitments under the Kyoto protocol on climate change. In 2002, BOC launched a mobile oxygen barge in Shanghai, China, to help in the rehabilitation of the most polluted stretch of river in China, Suzhou Creek — an excellent example of BOC’s commitment to delivering global environmental solutions.
     The Group continues to work actively with its stakeholders — customers, suppliers, employees, investors, local communities and governments — to ensure environmental issues are approached responsibly and supported actively. BOC sponsored the second BOC Environment Award at the Institute of Chemical Engineers’ annual award ceremony in September. The award was given to Phillips Petroleum’s project to decommission the oil production platform Maureen, which was refloated, towed to safety, cleaned, deconstructed and the parts reused or recycled — a first under new UK environmental laws.
     Underlining the Group’s adherence to sound, internationally attested environmental practices, BOC is a signatory to the UN’s Global Compact in support of human rights, labour and environmental principles. The continuing importance of global compliance, corporate social responsibility and sustainability amongst BOC’s wider stakeholders means that BOC has continued to review and adapt its business practices appropriately by reviewing policies, training and implementation programmes and processes. In Europe and the Americas, BOC supports the chemical industry’s Responsible Care programme. BOC also continues to participate in the Business in the Environment survey for the UK. This year the Group improved its overall survey score achieving 76 per cent against 71 per cent in 2001.

The BOC Foundation for the Environment
The UK-based BOC Foundation for the Environment, which was established with an initial injection of £1 million in 1990, has so far supported more than 110 projects focusing on waste management, water quality and pollution control. Since the Foundation’s inception BOC has donated £3.5 million. This year the company contributed £214,000 to Foundation projects, bringing the combined funding for projects from BOC and its co-sponsoring partners to more than £11 million since 1990.

27  The BOC Group plc Report and accounts 2002

Research, development and information technology

Research and development
Research and development (R&D) is conducted around the world with key sites located in North America, the UK and Japan. The Group Technical Centre in Murray Hill, New Jersey, continues to be a primary R&D location for market applications for Process Gas Solutions.
     During the year BOC combined its process plants research and development capabilities related to the production of industrial gases, which were based in Murray Hill, with those of Linde Engineering. The resulting Linde BOC Process Plants operation covers all engineering aspects from initial engineering studies, through construction, to commissioning of a full range of plants: air separation, hydrogen and carbon monoxide generation and purification, helium liquefaction and recovery and other refinery and chemical facilities. It has access to technology from The BOC Group, Linde AG and third parties.
     The growing need for H2/synthesis gas by the chemicals and petroleum industry will be met by production technology from Linde BOC Process Plants. In addition, BOC is developing various process technologies based on ceramics for the production of H2 and synthesis gas. Some of these technologies have already been successfully demonstrated in pilot scale and have the potential to reduce the cost of production substantially. During the past year BOC has arrived at novel and improved ways to dissolve and react gases in liquid, resulting in better ways to freeze food products and options to address the CO2 sequestration issue.
     BOC Edwards’ development efforts are focused on a broad product portfolio of equipment, materials and services for semiconductor, industrial and scientific customers. Technology investment is based on an understanding of future industry requirements, with the International Technology Roadmap for Semiconductors being a key guide for semiconductor development. Two examples of technology programmes in the semiconductor area which address emerging industry needs are the development of new cleaning technologies using supercritical CO2 and the use of on-site generated fluorine for applications in process chamber cleaning.
     The chemical management division of BOC Edwards has expanded its range of advanced systems for copper technology. Technology obtained from the recently acquired Semco business enables increased flexibility and accuracy in blending, thereby allowing tool designers and semiconductor process engineers to customise process steps on a wafer-by-wafer basis, increasing wafer yields and device robustness.
     The acquisition of Hydromatix Inc has contributed several new, patented metal removals technologies to our semiconductor exhaust management capabilities. These technologies are being applied to the treatment of chemical mechanical planarisation and metal plating bath waste streams using a patent-pending process which combines ion exchange, catalysed oxidation of organic compounds, electrowinning of metals, and concentration of chemicals using sophisticated membrane techniques.
     The electronic materials product division continues development programmes on materials designed to meet the increasing purity requirements for the storage and delivery of gases and liquids. Low dielectric constant materials that address current applications are available while other programmes address longer term ultra-low dielectric constant materials trends. Special in situ sensors have been introduced for enhancing productivity in the semiconductor fab manufacturing environment.
     A significant programme with a leading lithography tool manufacturer is aimed at solving vacuum problems for EUV (extreme ultraviolet) lithography tools, projected to be needed in 2006. In the near term, development is underway to create the ultrapure gas systems needed for 157 nm lithography tools.
     Core development in the vacuum products division continues in areas of reduced ‘cost of ownership’, noise and vibration as well as pumping capability for next generation process tools for sub 0.1 micron line widths and beyond. The acquisition of the turbomolecular pumps division of Seiko Instruments brings in-house, turbomolecular pump design capability for advanced blade features and advanced magnetic-levitation. Technology suitable for large industrial pumping applications, obtained by acquiring the vacuum and pressure business of the Smiths Group, broadens the overall portfolio.
     Throughout the last year, semiconductor industry focus has continued on achieving lower cost per bit with reduced environmental emissions. BOC Edwards technology has focused on ensuring that its range of products and services meet and, where possible, anticipate these requirements to position us for leadership in our areas of activity.
     Total R&D expenditure in 2002 was £47.0 million, compared with £59.7 million in 2001 and £59.2 million in 2000.

Information technology
Customers continue to benefit from the extension by BOC of so-called ‘portal’ technology to new market groups. Targeted customers in the UK, Australia and New Zealand now have on-line access to services tailored to their business needs. As a customer in its own right, BOC has applied e-commerce techniques such as on-line reverse auctions and horizontal buying groups to help manage its supplier base more effectively.
     In 1994 BOC chose SAP to supply its business computing system and last year continued to roll-out the system to more businesses in Asia, North and South America and Europe. A global data centre was set up in the UK. This is capable of managing all transactions from BOC’s SAP-based systems around the world, passing data over the Internet. BOC has also established a software development centre in Australia to ensure programs developed for SAP and other applications are supported as cost-effectively as possible.

28  The BOC Group plc Report and accounts 2002

Risk factors

This document contains certain forward-looking statements which involve risk and uncertainty as they relate to future events and circumstances. The following risk factors, as well as those discussed on pages 45 and 46 of the finance and treasury review could cause actual results to differ materially from those expressed or implied by these forward-looking statements:

BOC is affected by the semiconductor business cycle
Manufacturers of semiconductors represent BOC Edwards’ major customer base, and BOC Edwards’ profitability is directly linked to the demand of these manufacturers for vacuum equipment, services and industrial gases. The semiconductor industry has experienced significant growth over the long term, but is cyclical in nature. Owing to reduced demand from end users of technology products and excess supply of semiconductors, the semiconductor industry is currently experiencing a severe downturn, which negatively impacts the demand for BOC Edwards’ products and services. A delay in the recovery of the semiconductor industry, or a further downturn in that industry, could continue to adversely impact BOC’s financial results.

Acquisitions may not be successful in achieving intended benefits and synergies
BOC has completed a number of acquisitions in 2002 as part of its growth strategy. While BOC will have identified expected synergies, cost savings and growth opportunities prior to the acquisition and integration of acquired entities, these benefits may not be achieved owing to, among other things:
•	delays or difficulties in completing the integration of acquired companies or assets.
•	higher than expected costs or a need to allocate resources to manage unexpected operating difficulties.
•	diversion of the attention and resources of BOC’s management.
•	inability to retain key employees in acquired companies.
•	inability to retain key customers.
•	assumption of liabilities unrecognised in the due diligence process.

The growth of BOC’s gases business will depend on the ability to win and execute large projects profitably
BOC, through its Process Gas Solutions (PGS) line of business, has a strategy for growth that requires significant investment each year to serve key customers in different geographies. Failure to execute projects successfully for these customers will impact PGS’s ability to win new projects from these customers, and therefore may impact BOC’s future financial results. The specific risks associated with major projects include:
•	failure to complete the project on time owing to unforeseen construction problems (which may require BOC to pay penalties under the terms of the customer contract).
•	failure of the plant to deliver the contracted volumes and quantities of product required by the customer because of design errors or errors in manufacturing or construction (which may require BOC to pay penalties under the terms of the customer contract).
•	inability to operate the plant at the level of costs assumed in BOC’s financial evaluation of the project.

The safety of BOC’s operations is critical to success
Industrial gases are potentially hazardous substances and BOC recognises that managing safety in operations, transportation and products is critical to achieve growth and financial results. Failure to maintain high levels of safety can result in a number of negative outcomes, including:
•	fines and penalties for breaches of safety laws.
•	liability payments and costs to employees or third parties arising from injury or damage.
•	exclusion from certain market sectors deemed important for future development of the business.
•	damage to reputation.

BOC operates in over 50 different countries and is therefore exposed to economic, political and business risks associated with international operations
BOC’s overall success as a business with global operations depends, in part, upon its ability to succeed in differing economic, political and business conditions. BOC encounters different legal and regulatory requirements in numerous jurisdictions. These include taxation laws, environmental regulations, regulations concerning operational standards and competition laws. BOC is also confronted by political risks such as the expropriation of assets and the inability to export currency. The business risks and challenges faced in each geography include the need to manage credit risks of local customers, appointing and retaining key staff, general local economic conditions and currency fluctuation. Recognition of changing market conditions in local geographies is critical to BOC’s long-term success. In addition, BOC’s operations are exposed to varying degrees of natural catastrophe risk, such as earthquake and flood, as well as security risk, in the different countries in which BOC operates.

29  The BOC Group plc Report and accounts 2002

Risk factors

BOC relies on development of, or access to, technology to support business growth
BOC’s success is dependent in part on its continued investment in technology to develop new products and services across all businesses, new applications for existing products or to design effective means for producing industrial gases. Failure to access or develop technology or anticipate, manage or adopt technological changes in operations or product applications on a timely basis could have a material impact on BOC’s future results. For example, the rapid development of technology in the semiconductor sector requires BOC Edwards to be aware of changes in customer technology requirements and to introduce new products to meet those requirements in a timely manner. Failure to do so could result in reduced market share and profitability.

BOC operates in a highly competitive environment
The industrial gases market is very competitive, with several large competitors and a significant number of smaller local competitors in different territories. Although the current trend in the industry is to seek price increases for industrial gases, the industry has experienced falling prices in previous years. There is no guarantee that the current trend will continue and there is a risk that competitors will seek to maintain or increase market shares by reducing prices. These price reductions would result in lower revenues, profits and cash flows.

Recognising and anticipating changes in the manufacturing economy is key to BOC’s success
BOC’s industrial gas businesses serve a wide range of manufacturing customers in major geographies such as the US, UK, Japan and Australia. This is particularly true of the Industrial and Special Products line of business which provides products and services to customers involved in the welding and cutting of metal, the largest source of revenue for this line of business. As customers in these traditional manufacturing-based economies seek to move their manufacturing operations to lower cost territories in, for example, Asia and Latin America, there is a risk that BOC’s operations in the major geographies will have lower growth opportunities. Failure to recognise these trends and manage the consequences, through the development of alternative markets and/or meeting demand in higher growth territories, could have a negative impact on future Group results.

BOC’s success depends to a significant extent on its key personnel and employees
BOC’s performance depends on the skills and efforts of its employees and management team across all of its businesses. BOC recognises that failure to attract new talent and retain existing expertise, knowledge and skills in operations, products and infrastructure areas such as information technology could have a negative impact on revenues and profits. In addition, the success of BOC’s acquisitions may depend, in part, on BOC’s ability to retain key personnel in acquired companies.

Litigation may have an adverse impact on financial results
The global nature of BOC’s business exposes it to the potential for litigation from third parties. From time to time BOC is involved in lawsuits in the US, as well as other geographies, resulting from current and past operations or products. The outcome of these lawsuits may result in damages and awards which could have a material impact on BOC’s profitability, its business operations or financial condition. Examples of litigation in the US for past products include allegations of injury arising from the use of welding rods previously manufactured by BOC in the US.

Increased energy costs could reduce profitability
The production of industrial gases requires significant amounts of electrical energy. Energy costs are a key component of the cost of manufacturing industrial gases, and increases in these costs can impact profitability if they cannot be passed on to customers. Accurately predicting trends in energy costs is difficult to achieve as energy costs are, to a large extent, subject to factors beyond the company’s control — for example, political conditions in oil producing regions. BOC also operates large fleets of commercial vehicles in certain major geographies. An increase in energy costs associated with the use of these commercial vehicles may negatively impact profit levels.

30  The BOC Group plc Report and accounts 2002

Performance review (comparing 2002 with 2001)

Group
Results for 2002 are stated after fully adopting the UK accounting standards FRS17 (Retirement benefits) and FRS19 (Deferred tax). Comparative figures of a year ago are restated accordingly.
     Turnover including the Group share of joint ventures and associates was £4,017.9 million in 2002, down three per cent compared with £4,159.2 million in 2001. After charging exceptional items of £94.7 million, profit before interest and tax for the year was £405.4 million, profit before tax was £335.3 million and earnings per share were 41.36p. Excluding these exceptional items, profit before interest and tax for the year was £500.1 million, profit before tax was £430.0 million and earnings per share were 55.94p.
     Exceptional items for the year include restructuring charges of £47.2 million and a £21.3 million charge relating to the closure of facilities in connection with the combination of BOC Process Plants with Linde Engineering in the US. An exceptional charge of £21.2 million was made to write down the value of OSK, BOC’s gases business in Japan, in advance of the proposed merger of OSK with Air Liquide Japan.
     Year ago comparisons are adversely affected by exchange rate movements, mainly for the South African rand and, in the closing months of the year, for the US dollar. If the results of a year ago had been translated at the rates applied to this year, turnover would have been reduced by £214.1 million. Excluding exceptional items, the corresponding reduction in operating profit would have been £27.6 million, while profit before tax would have been £22.7 million less. Earnings per share would have been reduced by 1.7p.
     Results are quoted at actual exchange rates but percentage changes are shown below on the basis of constant exchange rates to eliminate the effect of exchange translation. Comparisons are made with the same period a year ago unless otherwise stated. Profits are shown excluding exceptional items.
     All business segments, apart from BOC Edwards, achieved improved turnover and profits in 2002. In aggregate, the businesses other than BOC Edwards achieved a 12 per cent increase in turnover and an 11 per cent increase in operating profit before exceptional items.
     The turnover of the Process Gas Solutions line of business was up four per cent in 2002 and operating profit before exceptional items was up 22 per cent. Better performance was the result of new plants coming on stream, business efficiency programmes and cost savings realised from the closure of BOC’s Process Plants facilities prior to combination with Linde Engineering in the US.
     For the Industrial and Special Products line of business, turnover was up seven per cent in 2002 and operating profit before exceptional items was up five per cent. Demand in the industrial sector remained weak in the key markets of the UK and the US but there was growth in parts of the Pacific region and Africa. Sales of medical gases and hospitality products and services increased worldwide. Operating margins improved mainly as a result of increased productivity following restructuring.
     BOC Edwards’ turnover was down 19 per cent for 2002 and operating profit before exceptional items was down 66 per cent. Lower turnover and profit reflected the continuation of the severe reduction in capital spending by semiconductor manufacturers that began in the latter half of 2001. Although there was some revival of demand for semiconductor equipment in the second half of 2002, the rate of order intake declined at the end of the year.
     Turnover and operating profit before exceptional items of the Afrox hospitals segment were down in sterling but up 23 per cent and 25 per cent respectively on a constant currency basis. Acquisitions of hospitals in the first half of 2002 added to turnover and more significantly to operating profit as integration benefits were realised.
     Despite competitive conditions in the logistics market, Gist achieved strong results with improved margins and a contribution from new business. Turnover was up 14 per cent and operating profit before exceptional items was up 20 per cent.
     Group return on capital for the year to 30 September 2002 was 12.3 per cent, or 13.8 per cent excluding BOC Edwards, after six successive quarters of improvement. Free cash flow (after interest, tax, dividends and capital spending but before acquisitions) remained strong and reached £166.5 million in 2002.
     A first interim dividend for 2002 of 15.5p per share was paid in February 2002 and a second interim dividend of 22.5p per share was paid in August 2002. In aggregate this was a 2.7 per cent increase over the annual dividend of the previous year. A first interim dividend for 2003 of 15.5p per share has been declared for payment in February 2003.
     Capital expenditure by subsidiaries (including interest capitalised) was £354.3 million in 2002, compared with £352.6 million in 2001. Capital expenditure by joint ventures and associates was £74.2 million in 2002, of which the BOC share was £34.5 million. Equivalent expenditure in 2001 was £109.7 million, of which the BOC share was £53.3 million. The Group also made acquisitions of businesses of £207.3 million in 2002 and proceeds from disposals were £10.6 million. Equivalent items in 2001 were £145.9 million and £2.7 million respectively.

31  BOC Group plc Report and accounts 2002

Performance review (comparing 2002 with 2001)

Process Gas Solutions (PGS)
Turnover increased by four per cent to £1,200.6 million in 2002 and operating profit increased by 22 per cent to £185.2 million. Return on capital increased from 7.7 per cent in 2001 to 9.2 per cent in 2002.
     New plants were commissioned for OneSteel at Whyalla in South Australia in November 2001, a hydrogen plant for Huntsman on Teesside in the UK during January 2002, an air separation unit for WCI Steel in Ohio in May 2002 and another at Midland, North Carolina in June 2002. These further strengthen BOC’s established base in the metals sector and highlight a growing commitment to the chemicals and oil sectors.
     In addition to the revenues added by new plants coming into production and firm pricing trends, operational efficiency gains were a key factor behind the profit increase. Towards the end of 2002, cost savings were realised from the closure of facilities in connection with the combination of BOC’s Process Plants business with Linde Engineering in the US. Costs were also reduced as a result of better delivery scheduling and remote plant operation. Operational service centres are already established in the UK, the US and Australia. Management believes that a further 70 plants can benefit from remote operation during the next 18 months and new links are being established to bring Asian plants into the network.
     Economic uncertainties reduced the number of investment projects receiving authorisation from customers in 2002. However, despite the somewhat dull market conditions BOC Process Systems was able to win new business by offering integrated solutions that added value for process industry customers.

Europe Turnover increased in the UK but operating profit was marginally lower despite success in reducing overhead costs. The increase in turnover was due to additional sales from the plant commissioned in January 2002 to supply hydrogen to Huntsman’s chemical plant on Teesside but this was offset by the effect of weak manufacturing output in the UK. This affected sales volumes and prices in most sectors as some customers closed plants in the UK and moved production to lower cost areas. Operating profit was also depressed by a temporary shutdown of a customer’s steel furnace, leading to less efficient operation of BOC’s air separation plant in south Wales. Another steel customer went into receivership towards the end of 2002 and a provision of £3.6 million has been made for a bad debt and to write down the value of BOC’s plant supplying a facility that has been closed.
     In July BOC acquired pipeline assets serving customers on the Teesside chemical complex. This gives BOC more direct contact with its customers in this important area.
     Although turnover in Ireland was similar to the previous year, operating profit increased as a result of success in reducing costs. Profit also increased in Poland for the same reason and because a bad debt provision depressed profit in 2001.

North America Overall turnover increased slightly but growth was restrained by generally weak economic conditions in the US and by lower power and fuel costs leading to the reduction or elimination of surcharges. Some increases in tonnage volumes arising from the recovery of steel output in the US and increased sales of carbon dioxide to the food and beverage sector were offset by generally lower demand for liquefied gases in the merchant market.
     Operating profit grew faster than sales as a result of firmer prices and cost savings, which more than made up for some bad debt provisions for customers in liquidation.
     New plant and acquisitions that affected the comparison with a year ago included a replacement plant commissioned in May 2002 to supply WCI Steel in Ohio, a plant commissioned in September 2002 at Midland, North Carolina, and a plant supplying Vitrotex in Texas that started up in July 2002. Assets purchased from Messer increased BOC’s capacity to supply the growing market for carbon dioxide in the US.

Latin America Despite continuing political uncertainty, BOC’s business in Venezuela achieved significantly better results in 2002. Demand from the glass industry was strong and sales of both nitrogen and carbon dioxide to the food and beverage sector also increased. More efficient plant operation coupled with control of overhead costs made an important contribution to profit growth in 2002.
     Results in Colombia were also better as a result of improved operating efficiency coupled with better activity in the steel industry. Indura, BOC’s associate based in Chile, also achieved a better profit as a result of new business in both Chile and in Argentina. Selling price increases that exceeded inflation also made an important contribution to profit growth in Chile.
     BOC’s associated company in Mexico supplying a Pemex company with high-pressure nitrogen continued to demonstrate the value of re-pressurisation to enhance oil recovery. A number of equipment problems that emerged after commissioning were investigated and corrective action was taken in 2002. This had no significant impact on the results for the year. BOC increased its share of the company from 30 per cent to 35 per cent in early 2002.

32  The BOC Group plc Report and accounts 2002

Africa Buoyant conditions in the South African manufacturing economy made it possible to achieve a significant increase in turnover. Together with strict cost controls, this drove a still greater increase in operating profit. Demand from steel industry customers was high and sales to other sectors were expanded. New business was obtained in the pulp and paper sector and an oxygen plant was commissioned to satisfy a supply scheme contract. Price increases were sufficient to offset inflation in 2002.

Japan Turnover and operating profit were lower in 2002, reflecting continued weakness in the Japanese economy, which affected both gas equipment sales and demand for liquefied gases. The impact on operating profit was limited by operational cost savings. During 2002 BOC’s under-utilised air separation unit at Himeji was closed and BOC began to supply its customers by purchasing products from another gas producer. Despite the weak economic conditions, three new on-site generators were commissioned in 2002 and a further one is due to be completed in 2003. The agreement to merge the industrial and medical gases businesses of BOC in Japan with those of Air Liquide Japan is covered within the Group profile section on pages 14 and 17.

North Asia Growth of sales revenues in Korea was limited by weak economic conditions but operating profit was significantly better as a result of operational and overhead cost savings and improved plant efficiency.
     Rapid economic growth attracted exceptionally high levels of foreign direct investment into China during 2002. A number of manufacturers began to expand in China at the expense of existing production in other parts of the world. This was accompanied by heavy expenditure on local infrastructure and these factors combined to create a particularly favourable environment for BOC’s business in China. Turnover increased significantly and operating profit nearly doubled. Existing joint ventures performed strongly – partly in response to rising steel production, which boosted the performance of BOC’s venture supplying the Taiyuan Iron and Steel Company in north China. At the same time BOC took the opportunity to withdraw from underperforming joint ventures and succeeded in improving the performance of others. New liquefaction capacity was added to supply the growing merchant market in south China.
     In April 2002, BOC established a joint venture in Nanjing with Yangtze Petrochemical Corporation (YPC), which is a subsidiary of Sinopec, China’s leading petrochemical company. BOC purchased existing air separation assets with effect from May 2002 and is committed to installing a new air separation plant. This gives BOC a strategic position as a key supplier in the Nanjing area, which is being developed through foreign investment as a leading centre for chemical production in China. BOC’s joint venture will be a supplier of industrial gases to a new BASF and YPC joint venture plant now under construction and scheduled to begin production in 2004. In order to take advantage of the new business opportunities presented by the rapid growth of investment in China, BOC Process Systems designated China as a new and separate marketing zone during 2002.
     Taiwan was one of the main regions to be affected by the diversion of investment into mainland China during 2002. Manufacturing growth was weak, leading to a more competitive environment in the gases business and some pressure on prices. In response to these structural changes in the Taiwanese economy, a cost reduction programme was initiated during 2002. Activity related to the electronics industry increased somewhat during the second half of 2002.
     Business conditions in Hong Kong remained weak in 2002 as some customers also prepared to relocate production to lower cost areas.

South East Asia Economic growth in the region was led by Thailand, supported by somewhat slower growth in Malaysia. Singapore suffered from the slowdown in the electronics sector during 2002. Economic conditions in the Philippines and Indonesia remained difficult.
     There was some improvement in demand from the steel sector and petrochemical activity remained stable. Direct foreign investment, which had supported growth previously, was diminished as more new investment was directed towards north Asia.
     Improved turnover and profit were driven mainly by increased merchant sales in Thailand – particularly in the food sector. During 2002 BOC was able to supply its customers with food freezing equipment constructed to BOC standards by a manufacturer in Thailand.
     A new hydrogen and carbon monoxide (HyCO) plant is under construction at Map Ta Phut in Thailand. When completed in May 2003 this will supply the Thai Polycarbonate Company for the manufacture of plastic resins.
     BOC’s associated company in Malaysia acquired Nissan Industrial Oxygen Inc (NIOI) during 2002. The acquisition began with the purchase of 35.6 per cent of the company in March 2002. Following a tender offer, 100 per cent ownership was achieved in September 2002. NIOI has significant business in the glass sector. BOC’s associated company in Singapore acquired part of Messer’s merchant industrial gases business there in late September 2002.

South Asia BOC’s line of business structure will be fully implemented in this region during 2003. The following commentary therefore applies to both the Process Gas Solutions business and to the smaller element of Industrial and Special Products business in the region.

33  The BOC Group plc Report and accounts 2002

Performance review (comparing 2002 with 2001)

During 2002, concerns about security and political stability continued to limit foreign direct investment. Business opportunities were therefore limited to those generated by the local economies.
     In India, asset disposals contributed towards a sharp increase in operating profit but there was also a significant improvement in underlying sales and operating profit. A new supply scheme to provide industrial gases to Tata Iron and Steel was won and the new plant will be constructed in 2003.
     Sales and operating profits also increased in Bangladesh and Pakistan. New carbon dioxide capacity will be added in 2003 to satisfy growing demand from the beverage industry in Pakistan.

South Pacific Recent investments in new plants were reflected in higher sales. The plant commissioned to supply BP at Brisbane came into production during 2001 and contributed for a full year in 2002. A plant to supply OneSteel at Whyalla in South Australia began production early in 2002. Increased customer demand following a process change resulted in increased sales from the plant at Port Kembla that came into production during 1999. Demand for carbon dioxide used in the food and beverage industries grew and increased awareness of food safety issues placed additional emphasis on product quality. Plant investments made during 2001 provided additional product supply security in 2002.
     Operating profit increased significantly faster than sales as a result of improved operating efficiency and control of overhead costs. Plant reliability has been increased and 12 of the key production plants in Australia are now controlled from a central operations centre. In South Australia, production from the new plant at Whyalla commissioned in November 2001 allowed savings to be achieved through the closure of an older and less efficient plant at Adelaide. Price increases in the merchant markets for liquefied gases were generally slightly below inflation but the shortfall was more than offset by operational efficiencies and overhead cost reductions.

Process Plants In March 2002, BOC reached a master agreement to combine its Process Plants business with Linde Engineering in the US to form a new company, Linde BOC Process Plants LLC, based in Tulsa, Oklahoma. The transaction was completed at the end of September 2002 and makes Linde Engineering the principal supplier of BOC’s industrial gas plants worldwide with access to Linde’s global technical capabilities in air separation, hydrogen production and other gas technologies.
     Spending on new air separation plants remained generally depressed in 2002 but the new arrangement with Linde allowed a significant reduction of unrecovered costs in the second half of the year as the agreement was implemented. Costs were also reduced by the closure of BOC Process Plants’ UK manufacturing facility at Edmonton in north London.
     BOC’s Cryostar turbine and compressor business based in France produced significantly better results in 2002 following diversification to reduce its former dependence on investments in new air separation projects. Sales of equipment to process liquefied natural gas (LNG) on board tankers were significantly increased.

Industrial and Special Products (ISP)
Turnover increased by seven per cent to £1,605.3 million and operating profit increased by five per cent to £248.0 million. Weak manufacturing activity in the key markets of the US and the UK affected sales of industrial products but there was growth in both South Africa and in the south Pacific region. Sales of special products, medical gases as well as hospitality products and services increased in all markets. Operating margins improved mainly as a result of increased productivity following restructuring.

Europe A modest improvement in UK turnover was matched by a similar increase in operating profit. Sales of industrial products declined in line with falling manufacturing output but this was offset by increased sales of special and medical gases and the growth of BOC’s Sureflow hospitality gases and cellar service business. A lightweight medical oxygen cylinder with integral regulator has proved popular for portable applications such as in the emergency services. A new arrangement has been made with an equipment wholesaler to improve sales of refrigerant gases to the contractor market and a refrigerant filling plant in the UK is being extended to include additional production and storage capacity.
     Sales and operating profit also increased in Ireland and BOC’s commercial systems accommodated the change to the new euro currency without problems. Although Industrial and Special Products was a minor part of BOC’s business in Poland during 2002, there was a significant improvement in sales and operating profit. In September BOC announced that it had agreed to acquire Praxair’s industrial gases business in Poland. This transaction remains subject to approval by the competition authority in Poland. When completed it will give BOC a more significant presence than before in the Polish industrial and special products sector.

North America Turnover increased only slightly as the trend in overall sales volumes was essentially flat and price increases for most products were modest. Weakness in the manufacturing sector was reflected in lower sales of welding and cutting equipment and consumable products in

34  The BOC Group plc Report and accounts 2002

particular. In such conditions and with the initial financial impact of installing a new enterprise resource and planning system during the year, operating profit in North America decreased despite successful cost reduction programmes.
     Helium prices were an exception to the generally slow trend and continued to rise more rapidly as higher input costs were recovered in selling prices. BOC invested in new purification and liquefaction capacity in the US during 2002 to support its worldwide helium business.
     During the year a new plant was opened to supply special gases to customers on the Gulf coast and a range of gas apparatus was launched under the Airco brand name. These products will be sold through distributors during 2003. During 2002, BOC continued its roll-out of a medical gas cylinder with an integrated regulator.
     Although economic conditions in Canada were similar to those in the US, there was a greater increase in sales. Two acquisitions, Technogas and Matheson Gas Products Canada Inc, were successfully integrated with the existing business in Canada in 2002. The Matheson acquisition adds an important special products capability to BOC’s product range in Canada.

Latin America Turnover and operating profit increased significantly in each of the key markets. While export-related heavy industry prospered, general manufacturing remained weak in Venezuela but growth was driven by increased sales of special products and carbon dioxide. While sales of special products, including refrigerants and ammonia, also increased in Colombia, the main source of growth was the medical gas and home health care markets in an otherwise difficult industrial economy.
     Indura, BOC’s associated company based in Chile, benefited from a stable political environment that served to insulate the Chilean economy from heavy devaluations in neighbouring Argentina and Brazil. This led to a firm pricing environment that allowed the benefits of cost controls to be realised.

Africa Turnover and operating profit increased significantly in 2002 on the constant currency basis used for performance comparisons as a result of a sustained resurgence in South African manufacturing. This was reflected in the growth of sales volumes in the core cutting and welding business for the first time in five years. New business in packaged chemicals and other special gases further increased the growth of turnover as new propellants and refrigerants were added to the product range. Operating profit also increased significantly despite making additional provisions for bad debts.
     Sales volumes of liquefied petroleum gas grew slowly but higher input costs were successfully recovered in selling prices. Hospitality products and services, and medical gases were also less important sources of sales growth in 2002. However, a recently introduced rescue pack providing a portable oxygen supply for mineworkers continued to generate strong demand, which exceeded production capacity.
     Exports of cutting and welding equipment and consumables from South Africa both to other African countries and to elsewhere increased strongly in 2002.

Japan During 2002 difficult economic conditions were reflected in essentially unchanged turnover and a decline in operating profit. This was despite good growth in gases for applications in lasers, medical gases and measurement equipment.

East Asia Turnover and operating profit both increased but mainly as a result of acquisitions. Economic growth in Taiwan and Singapore was curtailed by their dependence on various aspects of electronics manufacturing, which remained depressed in 2002, particularly during the first half. Weak demand also restrained price increases, which were generally below the level of inflation.
     The chief source of turnover and profit growth in the region during 2002 was the acquisition of Unique Gas and Petrochemicals Public Company Limited (UGP) in Thailand in May. UGP is a leading supplier of liquefied petroleum gas and packaged ammonia.
     BOC’s associated company in Malaysia acquired 35.6 per cent of the gases company Nissan Industrial Oxygen Inc in March 2002 and, following a tender offer, the holding was increased to 100 per cent in September 2002 providing a wider platform for growth in 2003.

South Pacific Strong economic and manufacturing growth supported increased sales and operating profit in the key markets of Australia and New Zealand. The underlying growth of operating profit was ahead of the sales increase. Civil turmoil and political uncertainty curtailed growth in the Pacific islands.
     Increased manufacturing activity particularly in Australia but also in New Zealand supported growth in every part of BOC’s business. Mining, manufacturing for export and infrastructure projects were particularly strong sectors. There was strong sales growth for BOC’s branded welding and safety products. At the same time prices remained firm and overhead cost reduction, coupled with rationalisation of the supply chain for welding and safety products, helped to widen margins.
     The sales and operating profit of BOC’s associated company, Elgas, which supplies liquefied petroleum gas (LPG) in south-eastern Australia, increased sharply. Imported LPG prices remained stable and a relatively cold winter encouraged sales in the home energy sector. The use of LPG as a vehicle fuel declined.

35  The BOC Group plc Report and accounts 2002

Performance review (comparing 2002 with 2001)

BOC Edwards
Turnover decreased by 19 per cent to £688.2 million and, although operating profit reduced by 66 per cent to £26.1 million for the year, BOC Edwards remained profitable in each quarter and was strongly cash generative during the year.
     The severe reduction in capital expenditure by semiconductor manufacturers that began in the second half of 2001 continued into 2002. Although there was some revival of demand for semiconductor equipment in the second half of 2002, the rate of order intake declined at the end of the year.
     Those Asian markets that were the basis of the mid-year revival did not sustain the earlier investment trends but opportunities were presented by a number of customers investing in China. In August 2002 BOC formed a joint venture with Lienhwa Corporation of Taiwan to help to take advantage of new business opportunities presented by Taiwanese electronics companies investing in China. The venture combines the marketing capabilities of Lienhwa with BOC’s existing resources in China. It has already delivered three new gas supply contracts to supply semiconductor fabrication plants, including those under construction by Belling and HJT in the Shanghai area. BOC Edwards also won an order to supply a new plant in Singapore.
     Apart from the semiconductor industry, some other vacuum equipment markets such as aerospace and chemicals also became more difficult in 2002. The pharmaceutical and biotechnology markets remained buoyant and BOC Edwards was notably successful in increasing sales of pharmaceutical drying and packaging systems.
     Gases sales were also affected by weak conditions in the semiconductor industry worldwide, which led to reduced plant utilisation and closures by some customers. The overall profit impact of lost revenue on operating profit was offset by increased productivity. In 2002 a programme to rationalise production facilities for electronic materials was completed. This involved the closure of electronic gases facilities at some sites, including Immingham in the UK and part of the facility at Research Triangle Park in North Carolina, in order to concentrate global production into fewer locations.
     The capacity to produce nitrogen trifluoride at BOC’s plant in South Africa was increased during 2002 to reach 50 tonnes a year. This product, which is used for cleaning semiconductor process tool chambers, is undergoing qualification trials with major customers. It will be possible to raise output further if it is justified by demand. BOC’s alternative technology for chamber cleaning, involving the generation of fluorine in situ, is also being evaluated by customers.
     The pause in semiconductor capacity expansion has not prevented a drive by manufacturers to invest in projects designed to reduce unit costs. Typically this includes outsourcing of major sub-systems, materials and services. BOC Edwards participated in this movement through the development of several important new products, through its close relationships with original equipment manufacturers and by acquisitions in new business areas. During 2002 the Kachina process tool component cleaning business was expanded by opening new facilities to service customers in the US (Oregon), France and China.
     In 2002 BOC Edwards acquired the industrial vacuum and pressure businesses of the Smiths Group. This acquisition expanded BOC Edwards’ existing general vacuum product range into new markets and added new high volume pumping technology to the portfolio. Typical customers are in the metallurgy, water treatment, food, power and chemical industries. The integration of the business was completed smoothly and it was operating profitably by the end of the year.
     The most significant acquisition was of Seiko Instruments’ turbomolecular pumps business based in Japan, which was completed in March 2002. Management believes that the addition of Seiko turbomolecular pumps to the BOC Edwards range of products will enhance the opportunity to develop vacuum sub-systems to satisfy the growing trend towards on-tool pumping.
     The acquisitions of Hydromatix and Semco were also completed in January and April 2002 respectively with the intention of positioning BOC Edwards in those market segments that are expected to grow most rapidly. These companies now form part of BOC Edwards’ Chemical Management Division.
     Hydromatix is based in the US and helps companies in the surface finishing industry to recycle rinse waters with a minimum amount of waste, allowing them to cut discharges. Customers are involved in plating, printed circuit boards and galvanising, as well as higher-technology fields such as disc and semiconductor production.
     Semco designs and manufactures high efficiency, process-critical, liquid chemical blend, delivery and collection systems used in rapidly growing wet deposition processes, such as copper plating, a common application in the semiconductor manufacturing industry.

36  The BOC Group plc Report and accounts 2002

Afrox hospitals
On the constant currency basis used for performance comparisons, turnover was up 23 per cent in 2002 to £259.0 million and operating profit increased by 25 per cent to £29.7 million. These improvements were insufficient to offset the sharp decline in the value of the South African rand between 2001 and 2002. Taking into account this decline, turnover decreased from £287.8 million in 2001 to £259.0 million in 2002. On a similar basis, operating profit decreased from £32.3 million in 2001 to £29.7 million in 2002.
     The acquisitions of the Amahosp and Wilgers hospital groups in the first half of 2002 added to turnover and more significantly to operating profit as integration benefits were realised. The acquisitions added approximately 1,000 acute care beds to Afrox hospitals’ existing capacity. Existing hospital facilities were also enhanced during 2002 through investment in new services such as renal dialysis, physical and mental rehabilitation, pathology and radiography.
     Acute care hospitals accounted for the majority of both turnover and operating profit. The remainder was made up of health care services including chronic care, occupational health and pharmacy services. During 2002 there was a downturn in the Afrox direct medicines business that facilitates the supply of chronic medication to patients by post. This followed increased competition as health care funding organisations set up their own supply mechanisms at the same time as limiting reimbursement for patients.
     Turnover of nursing staff continues to be a problem in South Africa as trained nurses are lured overseas by higher pay. Afrox has responded by increasing spending on training activities to ensure that sufficient well-qualified staff are available.

Gist
Despite competitive conditions in the logistics market, Gist achieved strong results with improved margins and some notable business wins. Turnover increased by 14 per cent to £264.8 million and operating profit rose 20 per cent to £25.5 million.
     Operating supply chains for customers remains at the core of the business and improved results reflect both new contracts and increased volume with existing customers. Gist now handles all of Marks & Spencer’s chilled and ambient food distribution and services as well as the entire warehouse and distribution operations for Budgens, another major UK retailer.
     New business in 2002 included a contract to manage a new supply chain operation for the John Lewis Partnership, a leading high street department store chain.
     E-business continued to grow steadily and offered a number of opportunities with commercial promise to order on-line products and services. Gist provides e-fulfilment warehousing operations for Ocado, an on-line grocery shopping and home delivery company established in partnership with the Waitrose supermarket chain, for Marks & Spencer’s ‘Lunch to Go’ operation and for Blueheath, the on-line wholesaler.
     With increasing emphasis on global supply chains, Gist’s experience, skills and systems capabilities are already being used to manage complex international supply chains, such as managing supplies for BOC Edwards’ global manufacturing operations. Gist also provides stand-alone consulting services to a range of customers.

37  The BOC Group plc Report and accounts 2002

Performance review (comparing 2001 with 2000)

Performance comparisons between 2001 and 2000 were originally made on the basis of accounting then in force before the adoption of the new standards FRS17 (Retirement benefits) and FRS19 (Deferred tax). Results for both 2001 and 2000 have been restated.

Group
Turnover including the Group share of joint ventures and associates was £4,159.2 million in 2001, up seven per cent compared with £3,878.8 million in 2000. Profit before interest and tax was £425.9 million, after deducting exceptional items of £104.7 million in 2001, compared with £504.5 million after adding exceptional items of £8.1 million in 2000. Excluding exceptional items, operating profit was up seven per cent. Exchange rate movements had a negligible impact on the translation of total Group turnover and operating profit excluding exceptional items for the year. The comparisons of turnover and operating profit by business segment within the remainder of this performance review are shown on the basis of constant exchange rates and, unless stated otherwise, are made against the corresponding period a year ago. Operating profits are shown excluding exceptional items.
     The turnover of the Process Gas Solutions line of business was up 11 per cent in 2001 and operating profit before exceptional items was up 19 per cent. The improved performance reflects new plants coming on stream and the benefits of business efficiency programmes. For the Industrial and Special Products line of business, turnover was up five per cent in 2001 and operating profit before exceptional items was similar to the previous year. This was achieved despite difficult trading conditions in the industrial segment through restructuring programmes and through growth in the medical and special products segments. BOC Edwards’ turnover was up five per cent for 2001 and operating profit before exceptional items was up eight per cent. Both turnover and operating profit were sharply lower in the second half of the year than in the first, as a result of weakening demand and prices for semiconductor devices leading to production cut-backs and less investment by most semiconductor manufacturers. Turnover of the Afrox hospitals segment was up ten per cent and operating profit before exceptional items increased 33 per cent, reflecting business efficiency gains. The turnover and operating profit before exceptional items of Gist (formerly Distribution Services) were up two per cent and 15 per cent respectively in 2001. This was due to the additional benefits of business realignment, productivity gains and new contracts.
     The interest on net debt in 2001 was £123.4 million, up £11.9 million. Profit on ordinary activities before tax of £362.2 million in 2001 includes £3.6 million profit on the sale of fixed assets offset by exceptional charges totalling £108.3 million relating mainly to restructuring costs and a review of underperforming assets.
     The effective tax rate in 2001, excluding exceptional items, was 32.5 per cent, compared with 33.4 per cent the year before. Undiluted earnings per share were 46.03p as reported, but would have been 57.51p excluding exceptional items. This represents an increase of seven per cent compared with 2000.
     A first interim dividend for 2001 of 15.5p per share was paid in February 2001 and a second interim dividend of 21.5p per share was paid in August 2001. In aggregate this was a 5.7 per cent increase over the annual dividend of the previous year.
     Cash inflow from operating activities (before interest, tax, dividends and investing activities) was £787.8 million, compared with £705.0 million in 2000. Cash inflow as a percentage of sales was 21 per cent in 2001 compared with 20 per cent in 2000.
     Capital expenditure by subsidiaries (including interest capitalised) was £352.6 million, compared with £413.7 million in 2000. Capital expenditure by joint ventures and associates was £109.7 million, of which the BOC share was £53.3 million. Equivalent spending in 2000 was £217.3 million of which the BOC share was £83.5 million. The Group also made acquisitions of businesses of £145.9 million in 2001, and proceeds from disposals were £2.7 million.

38  The BOC Group plc Report and accounts 2002

Process Gas Solutions (PGS)
Turnover in 2001 was £1,193.0 million, up 11 per cent and operating profit excluding exceptional items was £156.5 million, up 19 per cent. Turnover came from Europe (£240.2 million), the Americas (£529.7 million), Africa (£25.6 million) and Asia/Pacific (£397.5 million). The increases in turnover and profit resulted mainly from bringing new production facilities on stream to supply specific customers on the basis of long-term contracts. Most of these units were constructed to supply customers in the oil and chemicals industries rather than for iron and steel production. Investments in hydrogen supply schemes for oil and chemical industry customers increased in 2001 while the volume of demand from the steel industry remained depressed through the year.
     The trading environment for liquefied gases remained generally stable for most of the year and higher input costs, including those arising from raised energy and fuel charges, were typically recoverable through surcharges and in selling price increases in key markets. The food and beverage sector was an important source of increased sales of both nitrogen and carbon dioxide in 2001. BOC continued to secure additional carbon dioxide business with major beverage manufacturers through promotion of quality assurance.

UK Manufacturing industry was in recession during 2001, leading to static demand for liquefied gases overall and lower consumption by heavy industries supplied by on-site plants and pipelines. Carbon dioxide sales increased as a result of increased demand from the food and beverage sectors. Operating profit increased significantly as a result of improved productivity coupled with efficiencies in distribution and power utilisation. Restructuring of plant operations during 2001 allowed plants to be operated from a single control centre, while outsourcing of some less critical engineering functions also helped to reduce costs. At the same time, selling prices remained firm. Increased Government taxation in the form of the UK Climate Change Levy was passed on to long-term contract customers from April onwards.
     New business contributing to sales in 2001 included the supply of clean dry air to BP at Grangemouth and pipeline supplies of industrial gases to BASF on Teesside and to ASW near Cardiff. New hydrogen plants began to supply Roche in Scotland and Dow Corning in Wales during the year.

Continental Europe and Ireland In Ireland, continued growth of demand across a number of sectors more than offset the negative sales and profit impact of a steel plant closure. Increased sales of liquid nitrogen were driven by growth of pharmaceutical and electronics applications.
     Business in Poland continued to grow during 2001 with increased sales from major tonnage supply schemes. However, conditions in the steel sector were difficult leading to financial problems for some customers. Results were stated after making a provision of some £1.4 million for bad and doubtful debts.

North America In generally weak economic conditions, turnover was up slightly but this reflected price increases and surcharges sufficient to recover higher costs, rather than increased volumes. Growing demand for carbon dioxide provided a notable exception to the weak volume trend. Overall operating profit was higher than a year ago. New plants coming on stream in 2001 and the full year benefit of plants commissioned in 2000 contributed to sales volume. Additional business was offset by weaker demand from some existing customers, particularly in the steel industry. New business development continues to be focused on applications in the food and beverage industries and for environmental improvements. BOC’s focus on quality assurance continued to generate increasing demand for beverage grade carbon dioxide from the major companies. Prices remained firm partly as a result of reduced product availability from chemical manufacturers.

Latin America BOC’s business in Latin America enjoyed a strong year. The Caribbean businesses gained from buoyant activity at the local refineries and so did Venezuela, where new customers in the food industry boosted demand for nitrogen and carbon dioxide. During 2001, BOC assumed full ownership of two fully operational hydrogen supply schemes. These supply oil refineries in Venezuela and Chile and had previously been joint ventures with Foster Wheeler.
     The complex supplying Pemex with nitrogen for injection into its Cantarell offshore oilfield satisfied all the performance requirements in terms of product purity and delivery.

39  The BOC Group plc Report and accounts 2002

Performance review (comparing 2001 with 2000)

North Pacific The economic climate in Japan deteriorated during the year in response to the downturn in the electronics industry. A sharp focus on cost reduction and revenues from new business helped to sustain operating profit. The most significant source of increased sales was an oxygen plant built at Onahama to supply Mitsubishi Materials but environmental applications such as oxy-fuel burners for the glass industry also contributed.
     Elsewhere in the north Pacific region, growth continued at a more rapid pace although in most markets the trends were less favourable in the second half of the year than in the first. This was particularly so in Hong Kong and south China but profits were significantly better in the rest of China, which continued to attract investment. Restructuring and cost reduction measures helped towards an overall profit improvement. Turnover and profit growth continued in Korea despite a gradual deterioration of the economy.

South East Asia Many of the economies of the region that depend heavily on the export of electronics declined significantly in the second half of 2001. Thailand, which has a broader-based economy, was not so adversely affected and sales for food freezing applications continued to grow. In Singapore a large new plant to supply Exxon’s petrochemical complex on Jurong Island was successfully commissioned by BOC’s associated company. A new contract was signed with NEG to increase the supply of oxygen to its glass production facilities in Malaysia. The beneficial impact of this new business was offset by a reduction of activity in the steel sector. BOC’s new plants in the Philippines supplying the ethylene industry were successfully commissioned although take-off was below expectations due to softening of demand in end user markets.

South Pacific Turnover and operating profit grew strongly in Australia, principally as a result of new and more efficient plants coming into production and an increase in average prices for liquefied gases in the merchant market. The year began slowly, probably as a result of the short-term impact of the introduction of a new tax structure and the disruption to business trends caused by the Olympic games. Weakness of the Australian dollar then led to growth of mineral and food exports and some economic recovery in the second half of the year.
     A new plant complex to supply utilities and a range of gases and services, including hydrogen, to BP’s refinery near Brisbane was commissioned in 2001 and met all its financial and operational performance targets. This efficient complex also replaced BOC’s older production facilities near Brisbane and provides additional local supplies of argon and carbon dioxide for sale in the merchant market. This follows the replacement of older air separation plant at Port Kembla by a more efficient on-site plant the previous year. The economy of New Zealand remained steady in 2001 and sales improved as a result of firm selling prices and previous investment in tonnage capacity.

South Asia The trend of profit improvement continued in India helped by better volumes and substantial increases in productivity during 2001. In Pakistan, BOC’s plant supplying the ICI facility near Karachi continued to achieve a satisfactory performance.

Africa Sales and operating profit increased as a result of modest volume improvements coupled with careful control of costs. Revenues from on-site schemes held up well and there was increasing demand for industrial gases for effluent treatment in the paper industry and for carbon dioxide from the beverage industry.
     The political climate in the region affected exchange rates and investment confidence. No major new supply schemes were won and new business was confined to small on-site generators for a number of existing customers.

Process Plants In conditions of declining demand for new air separation plant, the financial performance of BOC Process Plants deteriorated in 2001. Operational performance was sustained at a high level with those plants that were provided being constructed on time and below budgeted costs. However, activity was at a low ebb throughout the year and steps were taken in October 2001 to restructure manufacturing capacity with the closure of a plant at Edmonton in the UK. This also recognises that demand for new gases plants is likely to be focused on hydrogen production in the near future. This technology is provided to BOC by alliance partners rather than manufactured in-house.

40  The BOC Group plc Report and accounts 2002

Industrial and Special Products (ISP)
Turnover was £1,573.9 million, up five per cent and operating profit excluding exceptional items was £248.8 million, similar to the previous year. Trading conditions were difficult in most of the major industrial markets during 2001 as a result of weak growth or declining trends in manufacturing industry. BOC faced this challenge by improving customer service at the same time as controlling costs and by ensuring that service offerings were well aligned with customer needs. This customer segmentation work was pursued in major markets and led to some major changes in merchandising. There was a shift in emphasis towards making information available to customers on demand through customer service centres and over the Internet. In the absence of growth in the fabrication sector, BOC was notably successful in developing new markets with both products and services. Growth in 2001 came from the development of sales to the hospitality sector by providing not only beverage dispensing gases but also a full cellar gas management service in the UK.

UK An adverse trend in manufacturing output during 2001 created a difficult environment for industrial product sales. Car production was depressed while activity in the shipbuilding and offshore platform fabrication sectors was at a low ebb. Overall sales volumes were lower but growth in non-industrial sectors coupled with modest price increases enabled some growth in revenues as well as operating profit.
     Sales of medical gases and of special gases, including refrigerants, increased in 2001. Growth of the Sureflow hospitality gas business was modest in 2001 but, towards the end of the year, BOC reached a novel service partnership agreement with Scottish Courage, the leading brewing group.

Continental Europe and Ireland Increased sales and profit in Ireland were driven by the growth in the economy and expansion of BOC’s Sureflow dispensing gas business serving pubs and clubs. The hospitality sector also developed in Poland and BOC won a contract with a major global soft drinks company to supply cylinder gas for beverage dispensing. Business performance in Turkey improved locally but was constrained by economic problems leading to a sharp devaluation of the local currency. Despite this, both sales and operating profit increased for continental Europe and Ireland as a whole.

North America Weaker trends in manufacturing led to a disappointing year in both the US and Canada. This was particularly evident in the Mid-West and south of the US, which are the traditional centres of the automobile and heavy construction industries. The downturn in manufacturing was also more noticeable in sales of equipment and consumables than in compressed gases. This reflects the smaller number of investment projects underway. Despite generally firm selling prices, an overall decline in sales volume resulted in static sales and a lower operating profit. Reduced demand from BOC’s existing customers was partly offset by new business, which picked up strongly as the year progressed. While sales of industrial products were weak in 2001, sales of special products grew in response to increased marketing effort. Expanding applications for helium, including optical fibre production, caused a tighter balance between supply and demand during 2001 and this led to higher prices.

Latin America Turnover and profits from the region were substantially better in 2001. Good volume growth in Venezuela was driven by increased sales of industrial, medical and scientific gases. At the same time, savings in production and distribution costs led to better margins. The medical and home health care sectors led growth in Colombia but there were also increased sales of packaged chemicals, scientific and industrial gases. BOC’s associated company based in Chile enjoyed continued growth in all its markets while cost management supported profit growth.

North Pacific Turnover in Japan was broadly similar in 2001 to the previous year but there was some improvement in operating profit as a result of a sharp focus on cost reduction. New business included special gases used in the manufacture of lasers. In a collaboration with its gas distributors, BOC’s Japanese subsidiary opened the country’s largest cylinder filling facility during April 2001.
     Declining manufacturing activity in Hong Kong was the leading factor in a small reduction in turnover and operating profit for the rest of the region excluding Japan.

South East Asia Sales and operating profit for the region as a whole were higher in 2001. A new business activity supplying refrigerants in Thailand, Malaysia and the Philippines was launched in the second quarter and experienced continual sales growth through to the end of the year. Similarly, a major programme to increase sales of special gases to the scientific market generated good growth across the region. The lack of major infrastructure projects, particularly in Malaysia and Thailand, restricted growth in the industrial products business. Competition remained a significant challenge throughout the Malay peninsula.

41  The BOC Group plc Report and accounts 2002

Performance review (comparing 2001 with 2000)

South Pacific Better results were delivered in New Zealand in 2001 but weaker manufacturing in Australia over the year resulted in a modest decline in operating profit for the region as a whole. The industrial downturn in Australia began early in the year as infrastructure projects were delayed and it was exacerbated by a gradual movement of fabrication and manufacturing industries to offshore locations. BOC began to restructure its business early in the year to reflect the changes in the market. Overhead costs were trimmed and some facilities were closed. The resulting savings limited the impact of weaker sales volume on profit during the first half of 2001 and there was some recovery of demand in the second half. Modest selling price increases were obtained during the year, particularly for special products.
     The financial performance of BOC’s associated company, Elgas, supplying liquefied petroleum gas (LPG) in south eastern Australia was significantly better in 2001. Increased product costs were recovered in higher selling prices and margins improved. At the same time, 2001 was the first full year of operation for the underground storage cavern, which enables economies of scale in purchasing LPG on the world market.

South Asia Slack demand for industrial gases in India and a reduction in shipbreaking activity in both Pakistan and Bangladesh curtailed, but did not reverse, the trend of sales growth across the region. Operating profit was well up, although the comparison was distorted by a non-recurring charge in the previous year.

Africa Turnover and operating profit increased in 2001. Strict cost controls and new business initiatives offset the effects of rather slow economic growth. Business confidence was weak in South Africa, partly as a result of the political situation in neighbouring Zimbabwe. At the same time the privatisation of the mining sector in Zambia increased business opportunities.
     Much of the increase in turnover was a consequence of the increasing price of liquefied petroleum gas (LPG) and sales volumes were broadly similar to a year ago. Increased LPG raw material costs were recovered in higher selling prices as the year progressed. Prices of other products also remained generally firm.
     Further growth was provided by additional LPG business within South Africa as well as from new markets in Madagascar and Mozambique. New business was also obtained in the hospitality sector for dispensing gases. Increased marketing efforts generated additional sales of packaged chemicals including ammonia, refrigerant gases and propellants. In the medical sector, the home health business supplying oxygen cylinders and concentrators was expanded and a new emergency breathing pack was widely adopted by the mining industry.

BOC Edwards
Turnover was £873.1 million, up five per cent and operating profit excluding exceptional items was £78.8 million, up eight per cent. Turnover came from Europe (£157.4 million), the Americas (£393.3 million) and Asia/Pacific (£322.4 million). The overall growth masks a sharp difference in performance between the first and second halves of the year. BOC Edwards enjoyed a particularly strong first six months as semiconductor manufacturers continued to invest in new production facilities. During the second fiscal quarter demand for semiconductor devices began to falter and order intake for capital equipment fell sharply as manufacturers delayed or cancelled expansion plans. Approximately half of BOC Edwards’ turnover at the time was related to semiconductor capital investment. The most affected products were semiconductor pumping systems, gas equipment, chemical management systems and exhaust management systems. BOC Edwards’ production capacity for these cyclical products is made intentionally flexible by using a proportion of outsourced manufacturing and temporary staff. Vigorous cost cutting and adjustment of production capacity to match reduced demand enabled BOC Edwards to remain profitable in the exceptionally difficult circumstances of the last quarter.
     While investment in production for microprocessors held up relatively well, the demand for computer memory slumped and prices fell to a level that discouraged new investment. Capital spending by semiconductor foundry companies that had held up well through the last investment cycle in the industry fell sharply in 2001. In addition to curtailed investment in new facilities, several manufacturers were forced to cut production rates in order to reduce overstocking and to cut losses. This had some adverse impact on sales of electronic materials and revenues from process tool parts cleaning in the newly acquired BOC Edwards Kachina service business.
     Revenues from the bulk gases segment were less badly affected as the gas consumption is not as directly related to production rates and a proportion of the income is typically derived from facility charges for on-site plants.

42  The BOC Group plc Report and accounts 2002

The general vacuum business supplying pumping systems to a wide variety of industrial and laboratory customers outside the semiconductor industry continued to grow. New turbomolecular and scroll pumps were introduced to expand the range of applications and increased marketing effort also helped to stimulate increased sales in all geographies.
     Although lower prices for semiconductor devices discouraged manufacturers from expanding capacity, they also led to a sharper focus on production costs. Several manufacturers therefore persisted with investments in new technologies that are expected to lead to lower unit costs. BOC Edwards continued product development work with these companies so that it could be in the strongest possible position to gain maximum benefit from the next investment cycle. BOC Edwards worked with the leading investors in 300mm wafer technology and introduced a range of methylsilane materials for low-k dielectrics that are needed in the transition to ever narrower line widths. New proximity pumping systems were developed including the iPX pump that provides on-tool high vacuum to atmospheric pumping in a single unit. In chemical management, work continued to expand the range of products for copper technology including new electrolyte bath maintenance (iPURE) and planarisation slurry dispensing systems as well as new products for post-process cleaning. Wet cleaning products were added to the range of exhaust management technology.
     Nitrogen trifluoride (NF3) production was increased in 2001. Other developments during 2001 included the introduction of SemiServe, an Internet-based health and safety training system for the semiconductor industry.
     The Coating Technology business had a difficult year in 2001 because orders for architectural glass coating systems were at a low level. This was partly offset by increased sales of Temescal coaters for the compound semiconductor industry.
     Pharmaceutical Systems introduced new products in 2001 and achieved an excellent performance as several pharmaceutical manufacturers stepped up their investment in automated freeze-drying and filling systems.

Afrox hospitals
Turnover was £287.8 million in 2001 and arose only in Africa. The decline in sterling revenues compared with 2000 was wholly attributable to exchange rate movements. On the constant currency basis used for all the comparisons in the performance review, turnover increased ten per cent. Operating profit excluding exceptional items was £32.3 million, up 33 per cent.
     Occupancy rates in the South African private hospital sector as a whole were lower in 2001 but Afrox hospitals benefited from a marginal increase in admissions and an increase in revenue per patient day in hospital. Lower costs were largely responsible for the improvement in margins. Further benefits were obtained from the integration of the PresMed facilities and from more efficient working practices.
     Health care services, including Direct Medicines, which facilitates a prescription medicines service providing essential chronic care, and Hospital Medical Systems, a pathology management company, performed well during 2001.

Gist (formerly Distribution Services)
Turnover was £231.4 million, up two per cent and came from Europe (£229.6 million) and Asia/Pacific (£1.8 million). Operating profit excluding exceptional items was £21.3 million, up 15 per cent. The comparative operating profit for the previous year included a non-recurring compensation payment. The improvement reflects the additional benefits of business re-alignment, productivity gains and new contracts.
     In 2001, Gist secured a five year contract to service all warehousing and distribution operations for Budgens, the UK convenience food retailer, and a five year contract to supply warehousing operations for an electronic food-retailing venture. BOC agreed to construct a purpose-built warehouse to support fulfilment operations for Ocado, a company established to provide home delivery services on behalf of Waitrose, a major UK food supermarket chain forming part of the John Lewis Partnership.

43  The BOC Group plc Report and accounts 2002

Finance and treasury review

Restructuring
In August 2001 the company announced a business initiative with the objectives of releasing cash tied up in unproductive assets, improving cash generation and identifying restructuring opportunities. Programmes were implemented to divest some assets and to restructure and improve returns in the businesses being retained.

Divestments Proceeds of £39.0 million have been received in the year, in addition to the £41.2 million received last year, making a total of £80.2 million received to date. Management now expects further proceeds of some £30 million to be received in 2003. Proceeds from divestments will cover the cash costs of restructuring.

Restructuring Costs of restructuring programmes amounting to £47.2 million have been charged this year, in addition to the £35.8 million charged in 2001. The cost of restructuring this year includes £34.4 million related to the programmes announced in August 2001, which are now substantially complete with remaining costs of some £4 million expected to be charged in 2003. These programmes have resulted in 1,516 job losses with some 100 more expected. Further restructuring opportunities have been identified resulting in an additional cost of £12.8 million charged this year. Management expects the restructuring programmes to deliver efficiency and cost savings amounting to £55 million a year when completed, of which a run rate of £36 million has already been achieved.

Operational efficiency Operational efficiencies in Process Gas Solutions have been identified. These programmes were originally targeted to achieve further savings of some £50 million a year by the end of 2003, which has already been achieved. Further opportunities for savings from operational efficiencies in Industrial and Special Products have been identified.

Corporate transactions
In March 2002 BOC announced plans to merge its process plant operations with Linde Engineering in the US to form a new company, Linde BOC Process Plants LLC. The transaction was completed in September 2002. The costs of £21.3 million for closing BOC’s Process Plants business have been charged this year as an exceptional item. Management expects cost savings to be worth some £15 million a year. This transaction is also explained in note 2 b) to the financial statements.
     In September 2002 BOC and Air Liquide announced a conditional agreement to merge their industrial and medical gases businesses in Japan to form a combined company to be called Japan Air Gases. Valuations undertaken as part of the proposed business combination have resulted in an exceptional write down of £21.2 million in the profit and loss account in 2002. The transaction remains subject to approval by the Japanese competition authority. It is expected that Japan Air Gases will achieve synergy benefits estimated at £26 million a year by 2005. This transaction is also explained in note 2 b) to the financial statements.

Pre-conditional offer for the Group
As indicated last year, further costs associated with the pre-conditional offer for the Group were incurred during 2002. These were £6.1 million for share option and other costs related to the retention of key employees. All of the costs have been taken to the profit and loss account as exceptional items. There are no further costs to come.

Financial indicators
The trends of financial indicators which, taken together, are a measure of the performance and efficiency of the Group’s finance and tax structures, are:

		2001	2000
	2002	(restated)	(restated)

Interest cover (times)[1]	4.9	4.3	4.5
Interest cover (times)[2]	4.8	4.2	3.8
Net debt/equity (%)	73.6	57.2	49.0
Net debt/capital employed (%)	36.9	32.0	29.4
Average cost of net borrowings, before capitalised interest (%)	6.3	7.4	8.2
Average cost of net borrowings, after capitalised interest (%)	6.2	7.2	7.7
Group tax rate (%)[3]	30.0	32.5	33.4

1.	Before exceptional and FRS17 financing items.
2.	Before exceptional and FRS17 financing items and excluding interest capitalised.
3.	Before exceptional items.

The ratios are commented on below in the appropriate section.

     44  The BOC Group plc Report and accounts 2002

Financing
The Group has access to a range of funding. Debt finance is raised by issuing bonds, commercial paper, other obligations to investors and through borrowings from banks.
     As well as medium and long-term borrowings, the Group maintains short-term borrowings, principally in the form of commercial paper and bank borrowings. The Group maintains US$420 million of committed multi-currency facilities with a group of relationship banks. These facilities mature between 2002 and 2004 and provide back-up for the issue of commercial paper. Additional committed facilities are maintained by the principal operating units in the Group.
     Overall, net debt increased by £53.5 million as a result of a net cash outflow of £120.3 million offset by £25.0 million inflow from the issue of shares and £41.8 million for the effect of exchange rate and other movements. In 2001, net debt decreased by £36.3 million as a result of a net cash outflow of £2.3 million offset by £16.9 million inflow from the issue of shares and £21.7 million for the effect of exchange rate and other movements. During the year, borrowings by the parent company increased reflecting the company’s effort to centralise its longer term funding needs.
     The gearing ratio (net debt including finance leases as a percentage of capital employed) was 36.9 per cent in 2002 compared with 32.0 per cent in 2001 and 29.4 per cent in 2000. The decline in the value of pension fund assets following the fall in world equity markets accounted for some three per cent of the increase in 2002. The 2002 year end net debt/equity ratio was 73.6 per cent, compared with 57.2 per cent in 2001 and 49.0 per cent in 2000. As with the gearing ratio, the increase in the ratio in 2002 was mainly due to the decline in the value of pension fund assets.
     The Group has access to a diverse range of debt finance including commercial paper, public bonds and bank borrowings which, it believes, will be available to meet long-term financing needs. The Group has sufficient facilities to cover likely borrowing needs. Management presently anticipates that capital expenditure in 2003 will be at a slightly higher level than in 2002 and will be covered by cash inflow from operating activities.

Management of financial risks
The board of directors sets the treasury policies and objectives of the Group which include controls over the procedures used to manage currency, interest rate and credit risk. The approach to managing risk is set out below. This approach is expected to continue during the next financial year. On a day-to-day basis, Group treasury carries out these policies, with regular review meetings with the Group finance director. Specific and significant activities need approval from the finance committee, which includes any two directors of the company.

Currency risk The Group faces currency risk principally on its net assets, most of which are in currencies other than sterling. Currency movements can therefore have a significant effect on the Group’s balance sheet when translating these foreign currency assets into sterling. In order to reduce this effect the Group manages its borrowings, where practicable and cost effective, to hedge its foreign currency assets.
     Where possible, hedging is done using direct borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps. Group borrowings are currently held in a wide range of currencies and, after swaps, 86 per cent of net debt (2001: 88 per cent) is denominated in the principal currencies affecting the Group: US dollars, Australian dollars, Japanese yen, South African rand and sterling. The aggregate of the notional principal values of currency swaps was £360.7 million (2001: £359.6 million) spread over a range of currencies. The fair value of such swaps is included in note 3 d) i) to the financial statements.
     The balance sheets of overseas operations are translated into sterling at the closing rates of exchange for the year and any exchange difference is dealt with as a movement in reserves. This is explained more fully in the accounting policy note on page 71. The profit and loss accounts of overseas businesses are translated at average rates of exchange and this translation impact directly affects the profit and loss account of the Group.
     The Group manages its currency flows to minimise currency transaction exchange risk and forward contracts are used as appropriate to hedge net currency flows and selected individual transactions. The Group’s foreign exchange cover is mainly executed in the UK (which includes cover for exposures on net trade flows of the Group’s companies in the US and certain other countries), Australia, Japan and South Africa. The aggregate principal amount of forward cover outstanding at 30 September 2002 amounted to £133.9 million (2001: £245.0 million).

Interest rate risk At 30 September 2002, the Group’s net debt position after interest rate hedging activity included a net exposure of £497.3 million (2001: £379.4 million) to floating interest rates. Based on the Group’s 2002 year end level and composition of net debt, an increase in average interest rates of one per cent per annum would result in a decrease in future earnings, before tax, of £5.0 million per annum (2001: £3.8 million).

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Finance and treasury review

In order to manage interest rate risk the Group maintains both floating rate and fixed rate debt. At 30 September 2002, there was a 38:62 ratio (2001: 30:70) between floating and fixed rate net debt. Underlying borrowings are arranged on both a fixed rate and a floating rate basis and, where appropriate, the Group uses interest rate swaps to vary this mix and to manage the Group’s interest rate exposure.
     At 30 September 2002, the aggregate of the notional principal values of swap agreements which affect the floating rate/fixed rate mix was £420.0 million (2001: £375.4 million). The fair value of such swaps is included in note 3 d) i) to the financial statements.

Foreign exchange risk At 30 September 2002, the Group had outstanding forward exchange contracts totalling £133.9 million (2001: £245.0 million) in respect of its actual and forecast transaction exposures. The fair value of these contracts at 30 September 2002 amounted to a gain of £4.9 million (2001: a loss of £9.1 million). A ten per cent appreciation of sterling would increase the fair value of these contracts by £7.4 million (2001: £19.2 million).
     In addition to these forward contracts, the Group is exposed to foreign exchange movements on its net debt position. At 30 September 2002 net debt, after currency swaps, comprised net sterling liabilities of £345.2 million (2001: £298.2 million) and net currency liabilities of £980.4 million (2001: £973.9 million). Based on the Group’s 2002 year end level and composition of net debt, a ten per cent appreciation of sterling would result in a reduction in the value of net currency liabilities of £89.1 million (2001: £88.5 million).
     The Group does not undertake any trading activity in financial instruments nor does it enter into any leveraged derivative transactions.

Counterparty risk Cash deposits and other financial instruments give rise to credit risk on the amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty depending upon its credit rating and by regular reviews of these ratings. The possibility of material loss arising in the event of non-performance by a counterparty is considered unlikely by management.
     The currency and interest rate hedging profile of the Group’s borrowings at 30 September 2002 is shown in note 3 to the financial statements. Further information on financial risk management is also given in note 3 to the financial statements.

Interest on net debt
The net charge before deducting capitalised interest and before the Group’s share of interest of joint ventures and associates was £80.6 million in 2002, which represented 6.3 per cent of average net borrowings during the year. After taking into account capitalised interest and the Group’s share of joint ventures and associates the net charge was £103.1 million. Interest cover (the number of times that the interest charge on net debt is covered by operating profit before exceptional items) increased to 4.9 times (2001:4.3 times, 2000: 4.5 times). The amount of interest capitalised in subsidiaries during the year was £2.0 million (2001: £2.5 million, 2000: £7.1 million). After deducting capitalised interest and excluding joint ventures and associates, the net charge was £78.6 million which represents 6.2 per cent of average net borrowings.

Net interest on pension financing items
The interest on pension scheme liabilities was £106.1 million in 2002 compared with £107.2 million in 2001. The expected return on pension scheme assets was £139.1 million in 2002 compared with £166.9 million in 2001. The decrease was due to the decline in world equity markets which has reduced the value of the pension scheme assets on which the expected return on assets is based.

Debt maturity profile
The maturity profile of the Group’s gross borrowings is as follows:

	2002		2001

	£ million	%	£ million	%

More than five years	549.5	36.4	630.1	41.8
Two to five years	390.6	25.8	237.0	15.7
One to two years	180.9	12.0	152.8	10.2
Within one year	390.1	25.8	486.4	32.3

Total	1,511.1	100.0	1,506.3	100.0

     The lengthening of the maturity profile was accomplished primarily through the issuance of one bond and two smaller medium-term notes. These funds, raised by the parent company, were used to support acquisition activity and to re-finance existing short-term debt.
     A portion of the debt which matures within one year is commercial paper issued by various Group companies. The Group maintains US$420 million of committed multi-currency facilities with a group of relationship banks. These facilities mature between 2002 and 2004 and provide back-up for the issue of commercial paper. Additional committed facilities are maintained by the principal operating units in the Group.

     46  The BOC Group plc Report and accounts 2002

Other contractual obligations
The maturity of other contractual obligations of the Group is as follows:

			Total
		Unconditional	contractual
	Operating	purchase	cash
	leases	obligations	obligations
	£ million	£ million	£ million

Due after more than five years	96.1	195.4	291.5
Due within two to five years	59.6	191.7	251.3
Due within one to two years	29.8	66.6	96.4
Due within one year	35.6	67.8	103.4

Total	221.1	521.5	742.6

In addition, the Group has provided guarantees to third parties of £158.0 million at 30 September 2002. These predominantly relate to guarantees of the borrowings of BOC’s joint venture company which supplies nitrogen to the Mexican oil company, Pemex. These borrowings are scheduled to be repaid over the next eight years.

Inflation
Over the last three years, inflation has not had a material impact on the revenue or profit of the Group.

Taxation
The tax charge for 2002 of £106.2 million is calculated in accordance with UK accounting standards, including FRS19 (deferred tax), under which full provision is made for deferred taxes.
     Excluding exceptional items, the effective tax rate in 2002 was 30 per cent, a reduction of 2.5 per cent from 2001. Including exceptional items, the tax rate was 32 per cent. The Group pays corporation tax in the UK at a rate of 30 per cent.
     The Group is currently liable to pay federal tax at the rate of 35 per cent in the US. This is reduced by the existence of tax credits. In the other principal subsidiaries, the tax rate is typically between 30 per cent and 42 per cent.

Contingencies
The Group monitors all contingent liabilities including matters relating to the environment via a process of consultation and evaluation which includes senior management, internal and external legal advisers and internal and external technical advisers. This process results in conclusions with respect to potential exposure and provisions are made or adjusted accordingly by reference to accounting principles. Management believes that the Group has adequately provided for contingencies which are likely to become payable in the future. None of these contingencies is material to the Group’s financial condition, results of operations or liquidity.

Legal proceedings
Group companies are parties to various legal proceedings, including some in which claims for damages in large amounts have been asserted.
     The outcome of litigation to which Group companies are party cannot be readily foreseen, but the directors believe that such litigation will be disposed of without material effect on the Group’s financial condition, results of operations or liquidity.
     Similar to many other companies, BOC has been named, in the ordinary course of its business, in civil proceedings involving claims of toxic tort bodily injury related to asbestos and certain metals and arising out of the use of certain of the company’s welding products.
     Since BOC acquired Airco in 1978, all proceedings that have been concluded thus far have either been successfully defended or otherwise resolved on terms favourable to the company. To date, the costs of defending or otherwise resolving these proceedings, have not been material to the company’s financial statements.
     The company believes that it has strong defences to the claims asserted in these proceedings and intends to vigorously defend such claims. Based on the company’s experience to date, together with the company’s current assessment of the merits of the claims being asserted, and applicable insurance, the company believes that continued defence and resolution of these proceedings will not have a material adverse effect on its financial statements.

Insurance
Operational management is responsible for managing business risks. Several Group departments advise management on different aspects of risk and monitor results. Insurance cover is held against major catastrophes. For any such event, the Group will bear an initial cost before external cover begins.

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Finance and treasury review

Critical accounting policies

The principal accounting policies affecting the results of operations and financial condition are set out on pages 71 to 73 of the financial statements. The application of certain of these policies requires assumptions or subjective judgements by management. Management bases these on a combination of past experience and any other evidence that is relevant to the particular circumstances.

     The application of these assumptions and judgements affects the reported amounts of profit during the year and the assets and liabilities at the balance sheet date. Actual results may differ from the estimates calculated using these assumptions and judgements. Management believes that the following are the critical policies where the assumptions and judgements made could have a significant impact on the consolidated financial statements.

Tangible fixed assets A significant part of the capital employed of the Group, particularly in the Process Gas Solutions and Industrial and Special Products lines of business, is invested in tangible fixed assets. The nature of the business demands significant capital investment to renew or increase production capacity or to enable the business to achieve greater productivity and efficiency.

     It is the Group’s policy to depreciate tangible fixed assets, except land, on a straight line basis over the effective lives of the assets. This ensures that there is an appropriate matching of the revenue earned with the capital costs of production and delivery of goods and services. A key element of this policy is the estimate of the effective life applied to each category of fixed assets which, in turn, determines the annual depreciation charge. In deciding the appropriate lives to be applied, management takes into account various factors including, among other things, the accumulated experience of the effective asset lives from historic business operations and an assessment of the likely impact of any changes in technology.

     While Group earnings in any period would fluctuate if different asset lives were applied, in some cases the original estimated life of an asset is closely related to contractual arrangements with large customers. Some of the earnings impact of choosing a different asset life would be mitigated, as the different life may reflect different contractual arrangements with such customers. Nevertheless, variations in the effective lives could impact the earnings of the business through an increase or decrease in the depreciation charge.

Intangible fixed assets In a similar manner to tangible fixed assets, management uses its judgement to determine the extent to which goodwill arising from the acquisition of a business has a value that will benefit the performance of the Group over future periods. It is the Group’s policy to amortise goodwill over its useful economic life. This takes into account, among other things, the maturity of the business acquired and its product and customer base. Any change in these assumptions would have an impact on the earnings of the Group.

Retirement benefits Results of the Group include costs relating to the provision of retirement benefits for employees. It is the directors’ responsibility to set the assumptions used in determining the key elements of the costs of meeting such future obligations. The assumptions are based on actual historical experience and are set after consultation with the Group’s actuaries. They include the assumptions used for regular service costs and for the financing elements related to the pension schemes’ assets and liabilities. Whilst management believes that the assumptions used are appropriate, a change in the assumptions used would affect both the operating profit and net interest cost of the Group.

Environmental provisions In certain parts of the business, mainly in the US, the Group has obligations to carry out environmental clean-ups at former and current production sites. Many of these obligations will not arise for a number of years, and the costs are difficult to predict accurately. Management uses its judgement and experience to provide an appropriate amount for the likely cost of such clean-ups, and the amounts, if material, are discounted to present values. Both the amount of anticipated costs, and the interest rates used to discount such costs, are subjective. The use of different assumptions would impact the earnings of the Group.

Current asset provisions In the course of normal trading activities, management uses its judgement in establishing the net realisable value of various elements of working capital — principally stocks, work-in-progress and accounts receivable. Provisions are established for obsolete or slow moving stocks, bad or doubtful debts and product warranties. Actual costs in future periods may be different from the provisions established and any such differences would affect future earnings of the Group.

Accounting

The accounts this year comply with the requirements of the new UK accounting standard on deferred tax (FRS19). In addition, the UK accounting standard on retirement benefits (FRS17) has been fully adopted. Last year the Group applied the transitional arrangements permitted under this standard. Comparative figures for 2001 and 2000 have been restated for these two standards.

     The report and accounts also continues to include US reporting requirements. The report on remuneration follows the disclosure requirements of the UK Listing Authority Listing Rules and the UK Companies Act 1985. Where appropriate, in order to improve clarity, voluntary disclosures are also given.

48  The BOC Group plc  Report and accounts 2002

As a global business the Group supports initiatives to harmonise accounting standards. Its own accounting policies are based on accounting principles generally accepted in the UK (UK GAAP) but the Group also considers the implications of US GAAP and International Accounting Standards. The Group is planning for the move to report under International Accounting Standards in line with the timetable set out in European Union legislation. This will first apply to the report and accounts for the year ended 30 September 2006.
     The Group plays an active part in accounting developments by responding to new proposals and by appropriate representation.

US GAAP
The financial statements of the Group have been prepared in accordance with UK GAAP, which differs in certain respects from US GAAP.
     The US accounting information in note 16 to the financial statements gives a summary of the principal differences between the amounts determined in accordance with the Group’s accounting policies (based on UK GAAP) and amounts determined in accordance with US GAAP together with the reconciliation of profit before tax and shareholders’ funds from a UK GAAP basis to a US GAAP basis, presentation of the US GAAP measure of comprehensive income and a movement in shareholders’ funds on a US GAAP basis.
     The profit before tax for the year ended 30 September 2002 under US GAAP was £413.9 million (2001: £377.1 million, 2000: £417.7 million), compared with profit before tax of £335.3 million in 2002 (2001: £362.2 million, 2000: £441.8 million) under UK GAAP. Shareholders’ funds at 30 September 2002 under US GAAP were £2,061.0 million (2001: £2,138.9 million), compared with £1,684.1 million (2001: £2,086.2 million) under UK GAAP. The difference primarily results from the differing accounting treatment of pensions, goodwill, financial instruments, restructuring costs, investments and fixed asset revaluations.

Exchange rates
The majority of the Group’s operations are located outside the UK and operate in currencies other than sterling.
     The effects of fluctuations in the relationship between the various currencies are extremely complex and variations in any particular direction may not have a consistent impact on the reported results. In 2002, sterling strengthened against three of the principal currencies affecting the Group: by two per cent against the US dollar, by eight per cent against the Japanese yen and by 36 per cent against the South African rand. Against the Australian dollar, sterling was almost unchanged.
     In 2001, sterling weakened against the US dollar, but strengthened against the Australian dollar, the Japanese yen and the South African rand.
     In 2000, sterling weakened against the US dollar and Japanese yen but strengthened against the South African rand. It was almost unchanged against the Australian dollar.
     The rates of exchange to sterling for the currencies which have principally affected the Group’s results over the last five years were:

	2002	2001	2000	1999	1998

US dollar
At 30 September	1.57	1.47	1.48	1.65	1.70
Average for the year	1.47	1.44	1.56	1.63	1.65
Highest rate during year	1.58	1.50	1.67	1.72	1.71
Lowest rate during year	1.41	1.37	1.40	1.55	1.61

Australian dollar
At 30 September	2.89	2.98	2.73	2.52	2.87
Average for the year	2.77	2.76	2.56	2.55	2.55
Highest rate during year	3.00	3.03	2.85	2.87	2.96
Lowest rate during year	2.54	2.62	2.45	2.33	2.19

Japanese yen
At 30 September	191.45	175.09	159.77	175.34	231.32
Average for the year	184.34	170.04	166.03	191.43	218.08
Highest rate during year	193.05	181.26	178.67	230.73	240.27
Lowest rate during year	173.82	153.13	149.77	168.23	194.20

South African rand
At 30 September	16.58	13.24	10.68	9.88	9.99
Average for the year	15.64	11.47	10.24	9.82	8.74
Highest rate during year	19.49	13.26	11.18	10.43	10.86
Lowest rate during year	13.00	10.54	9.92	9.12	7.53

On 12 November 2002, the latest practicable date for inclusion in this report and accounts, the rates of exchange to sterling for the principal currencies were as follows: US dollar 1.59; Australian dollar 2.83; Japanese yen 190.08; South African rand 15.59. The highest and lowest rates of exchange for sterling against the US dollar for the last six

49  The BOC Group plc Report and accounts 2002

Finance and treasury review

months were:	May	June	July	August	September	October

High	1.47	1.53	1.58	1.57	1.57	1.57
Low	1.45	1.46	1.52	1.52	1.53	1.54

Europe’s single currency
Europe’s single currency, the euro, was launched for business-to-business use on 1 January 1999. On 1 January 2002 the euro was adopted for all purposes in those countries participating. Sterling continued unaffected for use in the UK.
     BOC businesses in Europe were able to operate in euros from January 1999. Subsequent system upgrades have provided for full euro functionality, and BOC suffered no issues with the full changeover. Costs to date have been fully expensed.

Principal operating companies
The following operating companies principally affect the amount of profit or assets of the Group:
•	The BOC Group Inc, a wholly-owned Delaware corporation and a subsidiary of The BOC Group Inc, a wholly-owned Nevada corporation.
•	BOC Limited, a wholly-owned English company.
•	BOC Limited, a wholly-owned Australian company.
•	Gist Limited, a wholly-owned English company.
•	Osaka Sanso Kogyo KK, a Japanese company, in which the Group’s shareholding is 97 per cent.
•	African Oxygen Limited, a South African company, in which the Group’s shareholding is 55 per cent.

Supplier payment policy
The Group applies a policy of agreeing and clearly communicating the terms of payment as part of the commercial arrangements negotiated with suppliers and then paying according to those terms. In addition the UK-based businesses have committed to the ‘Better Payment Practice Code’. A copy of the code can be obtained from the Department of Trade and Industry, DTI Publications Orderline, Admail 528, London SW1W 8YT.
     For UK businesses, of amounts owing to suppliers, trade creditors represents 52 days at 30 September 2002.

Going concern
The directors are confident, after having made appropriate enquiries, that both the company and the Group have adequate resources to continue in operation for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts. Management believes that its current credit facilities provide sufficient working capital to meet the present requirements of its existing businesses and that the gearing ratio is appropriate given the nature of the Group’s activities.

Substantial holdings
Details of substantial holdings of Ordinary shares at 12 November 2002 are shown on page 115.

50  The BOC Group plc  Report and accounts 2002

Corporate governance

The BOC Group is committed to business integrity, high ethical values and professionalism in all its activities. As an essential part of this commitment, the board supports the highest standards in corporate governance.

Board and committees

The board comprised five executive directors including the chief executive and six non-executive directors including the chairman at 30 September 2002. Roberto Mendoza was appointed as an additional non-executive director on 9 October 2002. Biographies of each of the directors and their board committee memberships can be found on pages 8 and 9. The non-executive directors bring a wide range of experience and expertise to the board and are all considered by the board to be independent. Göran Lundberg is the senior independent director, having been appointed to this role in November 2001. The roles of chairman and chief executive are separate. This has been the case since 1994.
     There is a formal schedule of matters reserved to the board which includes the review of strategic and policy issues. These matters are reviewed annually at a combined board and strategy meeting lasting over a period of two days, with updates provided to the board on a regular basis. The board meets six times a year, with two meetings being held at major operating subsidiaries of The BOC Group, one at a location outside the UK.
     There are six principal board committees and further details can be found on page 9. All the independent non-executive directors are members of both the audit and management resources committees with the exception of the independent non-executive chairman who attends by invitation. The nomination committee comprises all the independent non-executive directors and the chief executive.
     In addition to ensuring the timely issue of board meeting papers, regular reports on the company and market sector activity together with updates on governance and regulatory matters affecting BOC are provided to the board.
     All directors have access to the advice and services of the company secretary and there is a well established procedure enabling any director, in the furtherance of his or her duties, to seek independent professional advice at the company’s expense.
     The Group has long recognised the vital role that non-executive directors have in ensuring high governance standards and the BOC board has for many years had a significant non-executive element of high calibre. The nomination committee identify, evaluate and nominate candidates to fill vacancies for approval by the board as a whole. Non-executive directors are initially appointed for a three year term after which their appointment, whilst not automatic, may be extended subject to mutual agreement and shareholder approval.
     The non-executive directors have full access to both management and internal and external auditors, and are encouraged to stay fully abreast of the Group’s business through site visits and meetings with senior management. Training and briefings are available to all directors on appointment and subsequently, as necessary, taking into account existing qualification and experience.
     During October 2002 the directors completed a self evaluation which included a review of processes and arrangements for the board and the audit, management resources and nomination committees. The findings and recommendations for change are currently being implemented including a more comprehensive training and induction programme for directors.

Directors and officers

     The directors holding office at the date of this report are named on pages 8 and 9. Each of the following new non-executive directors were appointed: Rob Margetts on 4 October 2001, Fabiola Arredondo on 8 November 2001, Matthew Miau on 23 January 2002 and Roberto Mendoza on 9 October 2002.
     At the conclusion of the Annual General Meeting held on 18 January 2002 Sir David John stepped down as chairman. He also retired as a non-executive director, as did Howard Macdonald and Harry Groome.
     The officers of the company are the executive directors and other members of the executive management board as named on pages 10 and 11. All held office throughout the year ended 30 September 2002 and there have been no changes up to the date of this report.

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Corporate governance

Directors’ remuneration

The management resources committee review and make recommendations to the board on remuneration policy. A report on remuneration is set out on pages 56 to 63.

Communications with shareholders

The board considers communications with shareholders, whether institutional investors, private or employee shareholders, to be extremely important. Results are published quarterly, and half year and annual reviews are sent to all shareholders. A copy of the full report and accounts is available by election or on request. The Annual General Meeting provides an opportunity for shareholders to question directors. The chairmen of each of the board committees are present at the meeting. During the year responses are given to letters received from shareholders on a variety of subjects. There is a programme of regular dialogue with major institutional shareholders and fund managers.

     The company’s website (www.boc.com) provides financial and other business information about The BOC Group.

Accountability and audit

Statements of the respective responsibilities of the directors and auditors for these accounts are set out on pages 64 and 65.

     To enhance further the confidence of investors in the independence of the independent auditors and their report, the board of BOC has introduced a policy that defines which other services PricewaterhouseCoopers may or may not provide to BOC. The policy requires the provision of these services to be approved in advance by the audit committee of the board. A full statement of the fees paid for audit and non-audit services is provided in note 2 c) to the financial statements.

Risk management and internal controls

This statement of compliance with the Combined Code on Corporate Governance in respect of risk management and internal controls is in line with the arrangements set out by the UK Listing Authority.

     The board has overall responsibility for the Group’s system of risk management and internal controls.

     The schedule of matters reserved to the board ensures that the directors maintain full and effective control over all significant strategic, financial, organisational and compliance issues.

Risk management The BOC risk management programme assists management throughout the Group to identify, assess and mitigate business risk.

     Introduced in 2001, the risk management programme is supported by a dedicated central team of risk specialists. To ensure all parts of the Group have a firm understanding of risk, the central team has led over 100 risk workshops and reviews around the world in the past two years. These risk assessments have been broad, covering: risks in strategy; risks in achieving commitments contained in performance contracts; risks in organisational change; risks associated with major projects; and risks involving acquisitions. The risk management process operates throughout BOC and is applied equally to the global lines of business, the business units and corporate functions.

     The output from each assessment is a list of prioritised risks with associated action plans to mitigate them. Line managers are responsible for these action plans and their progress is reported, as required, as part of their performance contract reviews.

     As part of the strategy review conducted in 2002, BOC has identified six areas that have to be managed well to achieve our objectives. These are; managing growth within a competitive environment, managing the challenges in Asia, the semiconductor cycle, pricing and productivity, managing change successfully and understanding the global economic environment and its impact on BOC’s plans.

     A report is made to the board twice a year. Line of business chief executives made presentations to the board in May and October 2002, covering actions which had been completed and the status of continuing action plans to manage the Group’s key risks. The risks reviewed include those described in the risk factors section on pages 29 and 30.

     BOC views risk management as integral to good business practice. The programme is designed to support management’s decision making and to improve the reliability of business performance. BOC will continue to embed the management of risk into all its management processes.

52  The BOC Group plc  Report and accounts 2002

Internal controls The directors have delegated to executive management the establishment and implementation of a system of internal controls appropriate to the various business environments in which it operates. The Group operates under a system of controls that has been developed and refined over time to meet its current and future needs and the risks and opportunities to which it is exposed. These controls, which are communicated through various operating and procedural manuals and processes, include but are not limited to:

•	the definition of the organisational structure and the appropriate delegation of authorities to operational management.

•	procedures for the review and authorisation of capital investments through the investment committee including post-acquisition reviews and appraisals.

•	strategic planning and the related annual planning and re-forecasting process including the ongoing review by the board of the Group’s strategies.

•	the establishment of individual business unit annual performance targets and the quarterly business review of actual performance.

•	the monthly financial reporting and review of financial results and other operating statistics such as the health and safety reports as well as the Group’s published quarterly financial statements, which are based on a standardised reporting process.

•	accounting and financial reporting policies to ensure the consistency, integrity and accuracy of the Group’s accounting records.

•	specific treasury policies and objectives and the ongoing reporting and review of all significant transactions and financing operations.

The internal control system is monitored and supported by an internal audit function that operates on a global basis and reports its results to management and the audit committee of the board on the Group’s operations. The work of the internal auditors is focused on the areas of greatest risk to the Group determined on the basis of a risk management approach to audit.

     There have been regular reviews by the audit committee of the board of the effectiveness of the Group’s overall internal control processes throughout the year and up to the date of this report and accounts.

     The directors therefore believe that the Group’s system of risk management and internal controls provides reasonable but not absolute assurance that assets are safeguarded, transactions are authorised and recorded properly and that material errors and irregularities are either prevented or would be detected within a timely period.

     Having reviewed its effectiveness, the directors are not aware of any significant weakness or deficiency in the Group’s system of internal controls during the period covered by this report and accounts.

Disclosure controls and procedures

The Group chief executive and Group finance director, after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined in US Exchange Act Rule 13a-14(c)) within 90 days of the date of this report, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group particularly during the period in which this annual report and accounts was being prepared.

     There were no significant changes in the Group’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Group chief executive and Group finance director completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Group’s internal controls requiring corrective actions.

Going concern

The directors’ report on going concern is included in the finance and treasury review on page 50.

Compliance

The board has applied the principles contained in section 1 of the Combined Code on Corporate Governance appended to the UK Listing Authority Listing Rules and during the year has moved to a position of full compliance in the following areas:

a)	on 8 November 2001 Göran Lundberg was appointed to the role of senior independent non-executive director; and

b)	the share award plan, established in 2000 following the lapse of the offer by Air Liquide and Air Products to provide a mid-term incentive for senior managers, vested in June 2002. No further awards have been, or will be, made under the plan. Further details can be found on page 58.

With regard to executive directors’ service contracts, the company has recently moved to a policy for all executive directors, which policy is in the course of being implemented, of service contracts that can be terminated by the company on one year’s notice and an explanation can be found on page 58.

     Directors submit themselves for re-election at regular intervals and at least every three years in accordance with the company’s Articles of Association and the Combined Code.

53  The BOC Group plc  Report and accounts 2002

Corporate governance

Corporate social investment

In 2002, The BOC Group’s corporate social investment programme had three key objectives. The first was to continue to focus on projects designed to improve environmental stewardship. The second was to continue to devolve the choices of social investment donations to our employees. The third was to broaden the organisation’s involvement in social programmes around the world.

     BOC made a number of positive contributions to environmental projects including the BOC New Zealand Community Environmental Grants Programme which provides assistance to schools and community groups. Together with the New Zealand Water Environment Research Foundation, we now manage a scheme providing funding to help communities maintain, protect and improve their water environment.

     Our environmental flagship remains the UK-based BOC Foundation for the Environment, which was established with an initial injection of £1 million in 1990. The Foundation has so far supported 110 projects focusing on waste management, water quality and pollution control. This year, the Group contributed £214,000 to the Foundation and saw 11 new projects come on stream. Since the Foundation’s inception BOC has donated £3.5 million. Combined funding from BOC and its co-sponsoring partners now exceeds £11 million.

     As in previous years, BOC has managed a balanced charitable donations programme in which we direct our resources at areas where we feel we can make a difference or where our employees have a direct involvement. Social investment projects around the world have increased in number since last year and retain a local context.

     In 2002, BOC made charitable donations totalling £1.28 million including £458,000 to UK-registered charities through direct donations from the company and matched giving. As in previous years, no political donations were made in the UK.

     At a local level, BOC employees have continued to involve themselves in charitable fundraising and voluntary support. To this end, our matched giving scheme again proved its worth as a way of aligning corporate funding with the personal generosity of BOC employees. Matched giving schemes have been operating in the UK, the Americas and the south Pacific for some time, but this year there has been a marked increase in employee involvement. In the course of 2002, BOC in the UK donated a record £245,000 (included in the UK total above) through the Charities Aid Foundation to match employee beneficence — a rise of 38 per cent on the previous year. In the US, BOC’s employees contributed a record sum equivalent to £80,000.

     In addition to the numerous causes supported through matched giving, we also supported a number of projects on a Group basis, including the Royal British Legion, Children’s Direct Aid and ProShare. We also launched the BOC Emerging Artist Award in March to encourage and support a committed UK-based artist for a year. We were delighted with the interest this received and are pleased to say the 2002 award was won by Royal College of Art graduate Simon Keenleyside, from Raleigh, Essex. Simon emerged as the overall winner of the £20,000 bursary from nearly 200 other young artists from across the UK.

     Outside the UK, the development of community programmes also rests in the hands of our local companies, each one being responsible for its own project selection and funding. This devolved approach, both inside and outside the UK, has resulted in the funding of a rich variety of programmes that are truly relevant to the communities in which BOC companies operate.

     In the US, through a combination of financial support and many hours of volunteer involvement, BOC and its employees continued to assist the United Way charitable appeal, helping to make a difference in many deprived sectors of the community.

     BOC in the US also pursued a number of other projects including a Science Can Be Fun day for teenagers, a day spent building wheelchair access ramps to allow disabled girls to attend Girl Scout summer camps and a drive to collect used mobile phones to be distributed to local women at risk from domestic abuse.

     In the south Pacific, our employees requested that the company matches their fundraising in relation to three charities a year. In Australia, employees chose the Salvation Army’s Red Shield Appeal, Daffodil Day, a fundraising event for cancer research, education and patient support, and Jeans for Genes, an international campaign that raises funds for research into genetic disorders. In New Zealand, our employees selected Daffodil Day, the Westpac Rescue Helicopter and the Society for the Prevention of Cruelty to Animals.

54  The BOC Group plc  Report and accounts 2002

BOC in Australia already has an established relationship with the Malcolm Sargent Cancer Fund for Children. BOC employees have renewed and deepened this relationship with additional financial contributions and employee support through volunteering and fundraising activities.

     In South Africa, BOC’s subsidiary Afrox and its staff continued to support the company’s community involvement process, which includes the management of 115 projects to improve the lives of disadvantaged young people. Once more, the highlight of the year was Bumbanani (meaning ‘let’s build together’) Day when 8,000 children attended events hosted by BOC staff. This year, in celebration of Afrox’s 75th anniversary, the company contributed an additional £96,000 to its social investment fund, increasing its Bumbanani activities and lifting the sum spent on good causes to £192,000. This year’s Bumbanani activities reached 1,000 more children than they did last year.

     In addition, Afrox hospitals engage in a wide range of health care and safety initiatives, including sponsorship of the South African Heart Foundation. This year, the first Mended Hearts support group and cardiac rehabilitation team to assist people in their recuperation and rehabilitation after heart surgery, was launched in Cape Town from the Vincent Pallotti hospital.

     Some Afrox hospitals have a special outreach in the form of rape crisis centres. Medical examinations are conducted in a non-threatening environment with the emphasis placed on maintaining the dignity of the victim. Preventive medication is given for the contraction of sexually transmitted diseases as well as antiretroviral drugs.

     BOC and its employees have also been active in many other markets. BOC in Pakistan, for example, has been running a social investment programme for some time, particularly in support of leading medical institutions. This year, support continued for: the Layton Rehmatulla Benevolent Trust, an organisation dedicated to providing free eye care; the Marie Adelaide Leprosy Centre; the Shaukat Khanum Memorial Cancer Hospital, the first institution in Pakistan dedicated to cancer treatment; and the Aga Khan Medical Hospital and Foundation. BOC was one of the founding contributors to the Aga Khan Foundation which runs a world class university hospital affiliated to the Harvard Medical School.

     In Venezuela, we donated funds and helium balloons to schools and orphanages and breathing oxygen to local fire stations. In Curacao, we channel support through the local Rotary Club and contributed to various youth education and care for the elderly projects. In India, we made a number of contributions across a range of community welfare interests.

Annual General Meeting

The Annual General Meeting will be held at the Institution of Electrical Engineers (Lecture Theatre), Savoy Place, London WC2R 0BL on Friday 17 January 2003 commencing at 11.00 am. The Notice of the Annual General Meeting, which includes explanations of all resolutions, is contained in a separate circular which is being sent to all shareholders more than 20 working days before the meeting.

Resolutions will seek approval to the following:

a)	receipt of the report and accounts;

b)	reappointment of Matthew Miau, Roberto Mendoza, Göran Lundberg, René Médori, and ‘Raj’ Rajagopal as directors;

c)	reappointment of PricewaterhouseCoopers as auditors and granting authority to the directors to fix their remuneration;

d)	the dividend policy;

e)	the directors’ remuneration report and the remuneration policy;

f)	amendment to the rules of the all-employee share option scheme;

g)	establishment of a new long-term incentive plan and executive share option scheme;

h)	political donations and expenditure pursuant to the Political Parties, Elections and Referendums Act 2000;

i)	renewal of the authority of the directors to allot shares;

j)	renewal of the authority for the directors to allot shares for cash other than to existing shareholders in proportion to their holdings; and

k)	granting of general authority for the company to purchase its own shares up to a maximum of ten per cent of issued share capital. No purchases were made following last year’s authority.

The report of the directors has been approved by the board and signed on its behalf by:

Nick Deeming Secretary
Windlesham, 22 November 2002

55  The BOC Group plc  Report and accounts 2002

Report on remuneration

The management resources committee
The management resources committee (MRC) comprises all the independent non-executive directors with the exception of the Group chairman, Rob Margetts. Its members are Göran Lundberg (Chairman), Fabiola Arredondo (appointed November 2001), Julie Baddeley, Matthew Miau (appointed January 2002), and Chris O’Donnell. Roberto Mendoza was appointed a non-executive director in October 2002 and has become a member of the MRC. Until their retirement on 18 January 2002 Harry Groome and Howard Macdonald had been members of the MRC. Whilst neither the Group chairman nor the chief executive are members of the MRC they both attend the meetings by invitation but are not present when their personal remuneration is discussed and reviewed. The Group human resources director, Rob Lourey, attends in an advisory capacity and acts as secretary.

Remuneration policy
The MRC sets the overall remuneration policy of The BOC Group and makes recommendations to the board on the framework of executive remuneration. It meets approximately six times a year. The terms of reference conform with best practice. The MRC determines, on behalf of the board, the detailed terms of service of the executive directors and other members of the executive management team including basic salary, performance-related bonus arrangements, benefits in kind, long-term incentives and pension benefits. The MRC does not retain remuneration consultants but appoints professional external advisors as it sees fit. During the year professional advice was sought from external consultants Deloitte & Touche. These advisors did not provide any other services to the Group. The MRC is also provided with information and data from national and international surveys on executive pay and conditions such as those provided by Towers Perrin, Mercer Human Resources consultants, Watson Wyatt and Monks Partnership Limited.
     The MRC also reviews the remuneration of the Group chairman following a recommendation from the chief executive and senior independent director, though the board as a whole determine the non-executive directors’ fees.
     The fees of the non-executive directors are set at a level which will attract individuals with the necessary experience and ability to make a significant contribution to The BOC Group’s affairs and are benchmarked with those fees paid by other UK listed companies. Non-executive directors’ fees will be increased from £30,000 to £37,000 per annum and the committee chair fees increased from £5,000 to £8,000 per annum, effective 1 January 2003. These increases, after tax, will be used to acquire shares in the company which will be held by the non-executive directors for the remaining period of their term of office with the company.
     BOC’s remuneration policy for executive directors and other executive management is designed to attract and retain executives of the highest calibre so that The BOC Group is managed successfully to the benefit of its stakeholders. In setting remuneration levels the MRC takes into account the remuneration practices found in other UK listed companies of similar size, internationality and complexity and seeks to benchmark its whole remuneration at about the median level for this group.
     During the year the MRC carried out a review of executive remuneration packages and decided that a realignment was necessary to support the company’s business strategy to improve both earnings growth and capital efficiency and to ensure that the packages were market competitive. In reaching its conclusions the MRC took the view that performance related remuneration should form a substantial element of total remuneration thereby aligning the interests of directors with those of shareholders, which would be reflected through share price growth and dividends. As such, a proposal will be put to shareholders at the Annual General Meeting to adopt new long-term incentive arrangements. These arrangements are intended to encourage innovation and value-added growth and strengthen the link between short-term performance and sustainable improvement in shareholder value over the longer term.
     The performance measures for the Long Term Incentive Plan (LTIP) will be based one third on Earnings Per Share (EPS) before exceptional items, one third on Return on Capital Employed (ROCE) before exceptional items and one third on the company’s Total Shareholder Return (TSR) performance relative to industry based comparator groups — that is, an index of FTSE based manufacturing companies and a global industrial gases group. The performance measure for the Executive Share Option Scheme (ESOS 2003) will be assessed on the growth in basic EPS before exceptional items as reported in the annual report and accounts. The MRC consider these performance measures to be important drivers of sustainable improvement in shareholder value that focus executives’ attention and effort on profitable growth and capital efficiency in both the short and long term.
     Details of the arrangements are summarised in the chairman’s letter and explanatory notes to the Notice of the Annual General Meeting. The MRC believes that executives’ interests in long-term share price performance is an important link to future organisational performance. Additionally, the MRC encourages the executive management group to grow personal shareholdings in the business over time. It is anticipated that each executive would build towards a shareholding equivalent in value to one year’s gross salary. The MRC believes that the vehicle of the long-term incentive package will facilitate the building of such a shareholding over a period of time.

Remuneration components
Basic salary Salaries for executive directors and executive management board members are based on median market rates drawn from external market data and take account of an executive’s experience, responsibilities and performance. Performance is assessed both from an individual and business perspective. Executive salaries are normally reviewed annually by the MRC. Remuneration for those executives of businesses outside the UK is denominated in the local currency.

Benefits in kind Benefits in kind comprise company car benefits and membership of BOC’s health care insurance scheme and, where appropriate, directors on international assignment receive overseas allowances such as housing and children’s education fees. These allowances are on similar terms to those applying to other employees on the international assignment programme. Such benefits are in line with those offered by peer group companies. Benefits in kind do not form part of pensionable earnings.

56  The BOC Group plc  Report and accounts 2002

Variable compensation plan The executive directors and senior management participate in the variable compensation bonus plan. The plan focuses on annual objectives and links individual performance with business plans. The financial targets for the executive directors and other executive management board members are set on an annual basis by the MRC and performance against these targets is reviewed by the MRC on a six monthly basis. The MRC considers that a six monthly review acts as a significant incentive and is conducive to sustaining performance throughout the year. The targets are based on EPS before exceptional items and ROCE before exceptional items at Group level. Bonuses are assessed two thirds on these financial targets with the remaining third based on personal objectives derived from BOC’s strategic priorities, including safety and growth initiatives. Executives can be awarded an annual bonus of 80 per cent of salary for the achievement in full of both stretch financial targets and their personal objectives. Bonuses in excess of 80 per cent of salary can be paid for exceptional financial performance. There is a threshold performance level below which no bonus is paid.
     The bonuses for the executive directors and other members of the executive management board are paid half yearly following the MRC review. Details of the payments to directors are included in the directors’ remuneration for the year.

Retirement benefits Pension arrangements for executive directors are in line with those of comparable executives in the countries in which the directors are located.
     In the UK, the BOC senior executive pension scheme is a funded, tax-approved, defined benefit pension arrangement. Where necessary, the director’s pensionable pay is limited by the ‘earnings cap’ provisions of the Finance Act 1989. In such cases, the company pays the director a salary supplement on earnings above the pensions cap to reflect the loss of pension coverage. This supplement is recorded in the director’s emoluments and is not taken into account in calculating bonuses or any other form of remuneration.
     In the US, the BOC Top-Hat pension plan is an unfunded, non-tax-qualified, defined benefit pension arrangement.
     Details of the individual directors’ pension arrangements are shown on page 58.

Service contracts The company’s policy is for all executive directors to have contracts of employment that terminate on the attainment of retirement age. In order to mitigate its liability on early termination, the company’s policy is that it should be able to terminate such contracts on no more than 12 months’ notice, and that payments on termination are restricted to the value of salary, and certain benefits, for the notice period.
     All current executive directors have service contracts which are summarised on page 58.
     The non-executive directors do not have contracts of service. They do not participate in the Group’s variable compensation arrangements, its long-term incentive arrangements or its pension arrangements, nor do they receive any benefits in kind.

Share option plans Executive directors and other eligible employees participate in The BOC Group Executive Share Option Scheme (ESOS) which was introduced in 1995. The scheme uses newly issued and purchased shares. The MRC sets out the guidelines for the awards each year. The guidelines take account of personal performance and local market practice. Options are granted at the full market value of the company’s shares at the time of grant and are exercisable between three and ten years from the date of grant subject to the performance condition, set by the MRC, being met. The options vest when the company’s EPS growth (before exceptional items) is equal to, or exceeds, the growth in the Retail Prices Index (RPI) by three per cent per annum over any three year performance period. The MRC considers this performance condition to be a challenging performance hurdle when compared to the company’s ten year EPS compound annual growth rate (before exceptional items) of around four per cent. The performance measure is assessed annually and is based on basic EPS before exceptional items as reported in the annual report. In countries where it is not appropriate to grant share options, grants are made as share appreciation rights and, on exercise, the gain is delivered in cash. The rules for such grants are similar to those for share options. Subject to shareholder approval of the proposed ESOS 2003 no further options will be granted under this scheme.
     Prior to 1995 options were granted to executive directors under the Senior Executive Share Option Scheme, the 1994 Executive Option Scheme and the Executive Share Purchase Plan. In line with market practice at that time the vesting of these awards is not subject to performance conditions. UK based directors are also eligible to participate in the Inland Revenue approved BOC Savings Related Share Option Scheme which is open to all UK employees with one year’s service or more.

This graph shows BOC’s TSR performance compared to the FTSE 100 index TSR over the last five years. TSR is defined as share price growth plus reinvested dividends. This provides a basis for comparison as a relevant equity index in which BOC is a constituent member. The company believes that other indices and time periods display aspects of relative performance on a more appropriate basis (see Group chairman’s statement and LTIP proposals).

57  The BOC Group plc  Report and accounts 2002

Report on remuneration

Other specific arrangements

Share award plan The awards made in June 2000 under the share award plan which was introduced as an immediate retention programme following the lapse of the offer from Air Liquide and Air Products vested in June 2002. Under the plan the shares awarded vested after two years provided a performance condition was met. The performance condition required EPS growth before exceptional items to equal, or exceed, the growth in the RPI by three per cent per annum over a two year period. Details of awards made to directors prior to their appointment to the board and which vested during the year are shown on page 63. No further awards will be made under the plan.

Share incentive unit plan Between 1989 and 1995 awards were made to executives under an incentive arrangement linked to the growth in the company’s share price. No awards have been made under the plan since 1995. The final payment under the plan matured in November 2002.
     Details of directors’ individual remuneration, share options and share awards, share incentive units and share holdings are given on pages 59 to 63.

Individual pension arrangements
Mr Grant’s pension is provided for under the US cash balance retirement plan and the US Top-Hat pension plan, which, in combination, entitle Mr Grant to a lump sum benefit on retirement at age 65 equivalent to a pension of approximately 72 per cent of final base salary. In accordance with local competitive practices existing in his country of operation prior to his appointment as a director, Mr Grant’s bonus is pensionable.
     Mr Isaac’s pension to his contractual retirement age is being funded in the UK through a combination of a tax-approved personal pension plan and a funded unapproved retirement benefit scheme, which is underpinned by a guarantee for which provision will be made in the accounts if appropriate.
     Mr Médori’s pension benefits are funded under the UK senior executive pension scheme on earnings up to the ‘pension cap’ imposed by the Finance Act 1989. On retirement at age 60, he will be entitled to a pension of 57.5 per cent of capped earnings. In addition, he has a vested deferred benefit, under the US cash balance retirement plan, which he will be entitled to take as a lump sum on retirement at age 60.
     Dr Rajagopal’s pension benefits are funded under the UK senior executive pension scheme. On retirement at age 60, he will be entitled to a pension of two thirds of his final 12 months’ salary.
     Mr Walsh’s pension is provided for under the US cash balance retirement plan and the US Top-Hat pension plan, which, in combination, entitle Mr Walsh to a lump sum benefit on retirement at age 65 equivalent to a pension of approximately 60 per cent of final base salary. In accordance with local competitive practices existing in his country of operation prior to his appointment as a director, Mr Walsh’s bonus is pensionable.
     Further details of the pension plans for executive directors are given on page 60.

Individual service contracts
Mr Grant has a contract effective from 1 May 1999 which expires on 1 April 2011. This contract can be terminated by the company on two years’ notice, and provides for the payment of the value of base salary for the unexpired portion of the notice period. Additionally, the unexpired portion of Mr Grant’s notice period would be added to his pensionable service in the calculation of his pension entitlement.
     Mr Isaac has a contract effective from 19 November 2002 (which reflects the new arrangements announced on 21 May 2002) which expires on 30 June 2005 (subject to possible extension by mutual agreement). The contract can be terminated by the company on twelve months’ notice. In the event of early termination, the contract provides for the payment of compensation based on the value of salary, car benefit and bonus entitlement (calculated on the basis of the average of actual payments over the preceding two years) for the unexpired portion of the notice period. Mr Isaac would also be entitled to a special contribution to his funded unapproved retirement benefit scheme amounting to the sum of 40 per cent of his pay above the ‘pension cap’ imposed by the Finance Act 1989 and 50 per cent (58.33 per cent from 6 April 2003) of his pay up to the cap for the unexpired portion of his notice period.
     Mr Médori has a contract dated 21 November 2002, which expires on 23 September 2017. The contract can be terminated by the company on twelve months’ notice. In the event of early termination, the contract provides for the payment of compensation based on the value of salary, car benefit and bonus entitlement (calculated on the basis of the average of actual payments over the preceding two years) for the unexpired portion of the notice period. Mr Médori would also be entitled (a) to have his capped deferred pension from the UK senior executive pension scheme paid without actuarial reduction from age 55; and (b) to an immediate payment representing the discounted value of the difference in the capital values of a pension calculated as in (a) and a pension calculated as in (a) but with the addition of the unexpired portion of his notice period in the calculation of pensionable service.
     Dr Rajagopal has a contract dated 1 May 1999 (as amended by a deed of variation dated 22 November 2002) which expires on 14 December 2013. The contract can be terminated by the company on twelve months’ notice. In the event of early termination, the contract provides for the payment of compensation based on the value of salary, car benefit and bonus entitlement (calculated on the basis of the average of actual payments over the preceding two years) for the unexpired portion of the notice period. Dr Rajagopal would also be entitled to have his deferred pension from the UK senior executive pension scheme (a) calculated with the inclusion of the unexpired portion of his notice period in the calculation of pensionable service; and (b) paid without actuarial reduction from age 55.
     Mr Walsh has a contract dated 21 November 2002, which expires on 10 August 2015. The contract can be terminated by the company on twelve months’ notice. In the event of early termination, the contract provides for the payment of compensation based on the value of salary, car benefit and bonus entitlement (calculated on the basis of the average of actual payments over the preceding two years) for the unexpired portion of the notice period. Additionally, the unexpired portion of Mr Walsh’s notice period would be added to his pensionable service in the calculation of his pension entitlement.
     All the above contracts can be terminated by the individual director on six months’ notice (three months in the case of Mr Grant).

58  The BOC Group plc  Report and accounts 2002

Remuneration and interests

a) Directors’ remuneration

	2002	2001
i) Charged against profit in the year	£'000	£'000

Salaries and benefits	2,586	2,292
Annual bonuses payable for the year	1,631	1,231
Other emoluments[4]	500	—
Fees to non-executive directors	352	179

	5,069	3,702
Company pension contributions to money purchase schemes	184	154
Company pension contributions to defined benefit schemes	927	793
Provision for share incentive scheme[1]	4	(203)
Provision for share award plan[1]	190	214
Payments to former directors and their dependants[2]	52	54

	6,426	4,714

	Year ended 30 September 2002					2001

		Allowances
	Basic	and	Bonus	Other	Total	Total
	salary/fees	benefits[3]	payable	emoluments[4]	remuneration	remuneration
ii) Individual remuneration	£'000	£'000	£'000	£'000	£'000	£'000

Chairman
R J Margetts[5]	180	—	—	—	180	—
Executive directors
R S Grant	385	16	325	—	726	681
A E Isaac[4]	623	147	536	500	1,806	1,231
R Médori	316	280	266	—	862	685
Dr K Rajagopal	311	16	263	—	590	502
J L Walsh[5]	285	131	241	—	657	113
Non-executive directors[6]
F R Arredondo[5]	27	—	—	—	27	—
J M Baddeley	34	—	—	—	34	11
G U U Lundberg	34	—	—	—	34	30
M F C Miau[5]	21	—	—	—	21	—
C J O’Donnell	34	—	—	—	34	18
Chairman retiring in the year
Sir David John	47	29	—	—	76	311
Non-executive directors retiring in the year
H C Groome	11	—	—	—	11	35
J H Macdonald	11	—	—	—	11	35
Non-executive directors retiring in 2001
R F Chase	—	—	—	—	—	29
Dr D Chatterji	—	—	—	—	—	10
C P King	—	—	—	—	—	11

Total	2,319	619	1,631	500	5,069	3,702

1.	This represents the amount charged to operating profit during the year for those elements of the share incentive scheme and the share award plan relating to directors.
2.	This represents payments to former directors and/or their dependants which were not provided for in previous years.
3.	Includes overseas and relocation expenses.
4.	Mr Isaac was the highest paid director in 2002. Mr Isaac’s remuneration in 2000 included a payment of £250,000 which represented an additional discretionary bonus for his commitment and performance during the period of the offer. As part of the same arrangement, Mr Isaac received a further payment of £500,000 in 2002.
5.	Mr Margetts was appointed to the board on 4 October 2001, Mrs Arredondo was appointed to the board on 8 November 2001, and Mr Miau was appointed to the board on 23 January 2002. Mr Walsh was appointed to the board on 11 July 2001. The remuneration above is the total remuneration earned since their appointment.
6.	Non-executive directors do not normally participate in the Group’s incentive programmes, nor is their remuneration pensionable. With the exception of the chairman, they were paid at the rate of £30,000 per annum, plus a further fee of £5,000 where they acted as chairman of a board committee.
7.	The aggregate remuneration charged against profits for directors and members of the executive management board in the year was £9.4 million. Remuneration of members of the executive management board other than directors is given in b) below.

59  The BOC Group plc  Report and accounts 2002

Report on remuneration

b) Executive officers
The aggregate remuneration of members of the executive management board, other than directors, for services in all capacities during 2002 was as follows:

2002
Charged against profit in the year	£'000

Salaries and benefits	1,637
Annual bonuses payable for the year	950
Provision for share award plan[1]	222
Company pension contributions	152

2,961

1.	This represents the amount charged to operating profit for the portion of the share award plan relating to executive officers.

c) Directors’ pensions
Details of the executive directors’ pension arrangements are given on page 58.

								Defined
								contribution
		Defined benefit plans						plans

		Deferred benefit at		Increase in year		Transfer value of increase
		30 September		net of inflation		less members' contributions		Company
								contributions
		Pension	Lump sum	Pension	Lump sum	Pension	Lump sum	in year
		£'000	£'000	£'000	£'000	£'000	£'000	£'000

UK-based directors
A E Isaac	2002	—	—	—	—	—	—	155
	2001	—	344	—	307	—	303	147
Sir David John	2002	—	—	—	—	—	—	—
	2001	38	—	3	—	46	—	—
R Médori	2002	7	153	3	2	17	2	—
	2001	4	159	3	11	21	11	—
Dr K Rajagopal	2002	137	—	21	—	152	—	—
	2001	114	—	16	—	143	—	—
J L Walsh	2002	—	376	—	142	—	142	13
	2001	—	246	—	12	—	12	2
US-based directors
R S Grant	2002	—	1,607	—	423	—	423	16
	2001	—	1,242	—	294	—	294	5

The transfer value equivalent excludes directors’ contributions and has been calculated in accordance with Actuarial Guidance Note GN11.

In accordance with his original contract of employment, Mr Isaac’s initial pension arrangements became payable on his 60th birthday at which time the combined value of the tax-approved personal pension plan and the funded unapproved retirement benefit scheme fell short of the amount guaranteed under Mr Isaac’s contract. Accordingly, during the year, a payment amounting to £423,000 was made to Mr Isaac’s funded unapproved retirement benefit scheme.
     Sir David John retired during the year. As permitted by the terms of his contract of employment, he elected to commute his pension of £39,000 per annum for a cash payment of £708,000.

60  The BOC Group plc  Report and accounts 2002

d) Directors’ share interests
i) Directors’ share interests at 30 September 2002
The directors of the company and their families had the following beneficial interests in the company’s securities and rights under the share incentive scheme:

	At 30 September 2002				At 1 October 2001 (or at date of appointment if later)

				Share				Share
	Ordinary	Share	Share	incentive	Ordinary	Share	Share	incentive
	shares	options	awards	units	shares	options	awards	units

F R Arredondo	500	—	—	—	—	—	—	—
J M Baddeley	500	—	—	—	500	—	—	—
R S Grant	62,803	542,697	—	—	40,000	510,000	15,000	—
A E Isaac	5,700	947,357	—	45,000	700	747,357	—	45,000
G U U Lundberg	5,000	—	—	—	5,000	—	—	—
R J Margetts	6,000	—	—	—	—	—	—	—
R Médori	16,772	367,112	—	—	4,772	287,112	12,000	—
M F C Miau	2,281	—	—	—	—	10,000	—	—
C J O’Donnell	2,081	—	—	—	2,000	—	—	—
Dr K Rajagopal	14,416	460,009	—	—	5,447	379,647	15,000	—
J L Walsh	8,175	387,500	—	—	1,000	312,500	12,000	—
Directors retiring in the year
H C Groome	—	—	—	—	3,300	—	—	—
Sir David John	637	196,736	—	—	3,732	300,000	—	—
J H Macdonald	1,228	—	—	—	1,228	—	—	—

There has been no change in the interest of any of the directors between 1 October 2002 and 12 November 2002. No director had a non-beneficial interest at 30 September 2002 or between 1 October 2002 and 12 November 2002. Options are granted over Ordinary shares of 25p each under senior executive and general employee share option schemes.
     Apart from the above and service agreements, no director has had any material interest in any contract with the company or its subsidiaries requiring disclosure under the Companies Act 1985.
     At 30 September 2002, members of the executive management board, other than directors, had the following aggregate beneficial interests in the company’s securities: 54,821 Ordinary shares; 1,064,015 share options; nil share awards and nil rights to share incentive units. The cumulative shareholdings of the company’s directors and members of the executive management board represent less than one per cent of the company’s outstanding Ordinary shares.

ii) Directors’ share interests — movements during the year

Share options

	At
	1 October
	2001					Market price
	(or at date of			At		at date
	appointment			30 September	Exercise price	of exercise	Earliest	Latest
	if later)	Granted	Exercised	2002	(pence)	(pence)	exercise date	exercise date	Notes

R S Grant	30,000	—	30,000	—	742	1081	12 Feb 1997	12 Feb 2003	b.
	30,000	—	10,104	19,896	677	1081	11 Feb 1998	11 Feb 2004	b.
	25,000	—	—	25,000	722		10 Feb 1998	10 Feb 2005	d.
	25,000	—	—	25,000	919		14 Feb 1999	14 Feb 2006	d.
	20,000	—	—	20,000	848		14 Aug 1999	14 Aug 2006	d.
	35,000	—	—	35,000	980		21 Feb 2000	21 Feb 2007	d.
	75,000	—	—	75,000	914		11 Feb 2001	11 Feb 2008	d.
	75,000	—	7,199	67,801	851	1081	10 Feb 2002	10 Feb 2009	d.
	120,000	—	—	120,000	937		26 May 2003	26 May 2010
	75,000	—	—	75,000	993		7 Feb 2004	7 Feb 2011
	—	80,000	—	80,000	1016		6 Feb 2005	6 Feb 2012

	510,000	80,000	47,303	542,697

A E Isaac	45,000	—	—	45,000	716		16 Nov 1998	16 Nov 2004	b.
	50,000	—	—	50,000	722		10 Feb 1998	10 Feb 2005	d.
	50,000	—	—	50,000	919		14 Feb 1999	14 Feb 2006	d.
	2,357	—	—	2,357	827		1 May 2003	31 Oct 2003	a.b.
	50,000	—	—	50,000	980		21 Feb 2000	21 Feb 2007	d.
	50,000	—	—	50,000	914		11 Feb 2001	11 Feb 2008	d.
	50,000	—	—	50,000	851		10 Feb 2002	10 Feb 2009	d.
	250,000	—	—	250,000	937		26 May 2003	26 May 2010
	200,000	—	—	200,000	993		7 Feb 2004	7 Feb 2011
	—	200,000	—	200,000	1016		6 Feb 2005	6 Feb 2012

	747,357	200,000	—	947,357

61  The BOC Group plc  Report and accounts 2002

Report on remuneration

	At
	1 October
	2001					Market price
	(or date of			At		at date
	appointment			30 September	Exercise price	of exercise	Earliest	Latest
	if later)	Granted	Exercised	2002	(pence)	(pence)	exercise date	exercise date	Notes

Sir David John	150,000	—	103,264	46,736	919	1067.5	14 Feb 1999	14 Feb 2006	d.
	75,000	—	—	75,000	980		21 Feb 2000	21 Feb 2007	d.
	75,000	—	—	75,000	914		11 Feb 2001	11 Feb 2008	d.

	300,000	—	103,264	196,736

R Médori	10,000	—	—	10,000	742		12 Feb 1997	12 Feb 2003	b.
	20,000	—	—	20,000	677		11 Feb 1998	11 Feb 2004	b.
	15,000	—	—	15,000	722		10 Feb 1998	10 Feb 2005	d.
	15,000	—	—	15,000	919		14 Feb 1999	14 Feb 2006	d.
	15,000	—	—	15,000	980		21 Feb 2000	21 Feb 2007	d.
	30,000	—	—	30,000	914		11 Feb 2001	11 Feb 2008	d.
	30,000	—	—	30,000	851		10 Feb 2002	10 Feb 2009	d.
	100,000	—	—	100,000	937		26 May 2003	26 May 2010
	2,112	—	—	2,112	870		1 Aug 2007	31 Jan 2008	a.b.
	50,000	—	—	50,000	993		7 Feb 2004	7 Feb 2011
	—	80,000	—	80,000	1016		6 Feb 2005	6 Feb 2012

	287,112	80,000	—	367,112

M F C Miau	5,000	—	5,000	—	722	1044.5	10 Feb 1998	10 Feb 2005	c.d.
	5,000	—	5,000	—	919	1044.5	14 Feb 1999	14 Feb 2006	c.d.

	10,000	—	10,000	—

Dr K Rajagopal	10,000	—	—	10,000	742		12 Feb 1997	12 Feb 2003	b.
	15,000	—	—	15,000	677		11 Feb 1998	11 Feb 2004	b.
	25,000	—	—	25,000	722		10 Feb 1998	10 Feb 2005	d.
	35,000	—	—	35,000	919		14 Feb 1999	14 Feb 2006	d.
	471	—	—	471	827		1 May 2003	31 Oct 2003	a.b.
	20,000	—	—	20,000	848		14 Aug 1999	14 Aug 2006	d.
	35,000	—	—	35,000	980		21 Feb 2000	21 Feb 2007	d.
	50,000	—	—	50,000	914		11 Feb 2001	11 Feb 2008	d.
	1,676	—	—	1,676	823		1 May 2003	31 Oct 2003	a.b.
	50,000	—	—	50,000	851		10 Feb 2002	10 Feb 2009	d.
	87,500	—	—	87,500	937		26 May 2003	26 May 2010
	50,000	—	—	50,000	993		7 Feb 2004	7 Feb 2011
	—	80,000	—	80,000	1016		6 Feb 2005	6 Feb 2012
	—	362	—	362	914		1 May 2007	31 Oct 2007	a.b.

	379,647	80,362	—	460,009

J L Walsh	5,000	—	5,000	—	627	1016	14 Feb 1996	14 Feb 2002	b.
	10,000	—	—	10,000	742		12 Feb 1997	12 Feb 2003	b.
	15,000	—	—	15,000	677		11 Feb 1998	11 Feb 2004	b.
	10,000	—	—	10,000	722		10 Feb 1998	10 Feb 2005	d.
	10,000	—	—	10,000	919		14 Feb 1999	14 Feb 2006	d.
	12,500	—	—	12,500	980		21 Feb 2000	21 Feb 2007	d.
	30,000	—	—	30,000	914		11 Feb 2001	11 Feb 2008	d.
	70,000	—	—	70,000	851		10 Feb 2002	10 Feb 2009	d.
	100,000	—	—	100,000	937		26 May 2003	26 May 2010
	50,000	—	—	50,000	993		7 Feb 2004	7 Feb 2011
	—	80,000	—	80,000	1016		6 Feb 2005	6 Feb 2012

	312,500	80,000	5,000	387,500

a.	Options granted under the Save As You Earn scheme. All other options shown above are granted under the executive share option schemes.
b.	Options with no performance conditions attached. All other options shown above have performance related conditions attached to them. These conditions are described on page 57.
c.	At date of appointment, Mr Miau held 10,000 executive share options which had been granted to him in February 1995 and February 1996. He exercised the options and sold the resulting shares in March 2002.
d.	The performance conditions attaching to these options have been satisfied.
e.	No options have lapsed during the year.

The total gains made by directors on options exercised during the year were £354,000 (2001: £100,000).
     At 30 September 2002, there were 2,319,210 options outstanding where the exercise price exceeded the market price of 867p. During the year, the share price ranged from a high of 1108p to a low of 836p.

62  The BOC Group plc  Report and accounts 2002

Share awards
No awards under the scheme were made during the year to any executive director and there were no awards of shares outstanding at 30 September 2002. The following awards vested during the year:

		Market
		price on
		vesting date
Share awards vested — during the year	Number	(pence)

R S Grant	15,000	1001.5
R Médori	12,000	1001.5
Dr K Rajagopal	15,000	1001.5
J L Walsh	12,000	1001.5

Share incentive units

				At 30 September 2002

					Units not yet converted
	Cash on
	deposit at	Gain		Cash on		Weighted
	1 October	converted to	Paid in	deposit and		average
	2001	cash in year[1]	year	not yet paid	Number	price
	£'000	£'000	£'000	£'000	of units	(pence)

Current directors
A E Isaac	—	—	—	—	45,000	716
Former executive directors
Dr D Chatterji	144	49	(193)	—	—	—
A P Dyer	1,522	14	(1,536)	—	—	—

1.	The amounts shown as converted to cash in the year include interest earned from the date of conversion.

The share incentive unit plan provides for cash payments to executives based on increases in the share price over a period of up to eight years from the time of grant. Grants under the plan were made between 1989 and 1995 to supplement or substitute for grants under the share option schemes. No grants have been made since 1995.
     Executives may elect to convert share incentive units to cash provided that the units have been held for three years. The fixed cash sum, determined by reference to the share price on the date of election over and above the original grant price, will earn interest at one per cent above the HSBC base rate. A full cash payment can only be received by an executive after eight years but limited early payments may be made in certain circumstances between the fourth and eighth years, at the discretion of the management resources committee. The plan includes significant forfeiture penalties in the event that an executive leaves the company other than on retirement before the expiration of the eight year period.
     On normal retirement, or earlier at the discretion of the management resources committee, an executive will normally continue to participate in the scheme so long as he observes a non-compete covenant in favour of the company. Full payment will be made at the eighth anniversary or earlier at the discretion of the management resources committee.
     Former directors were granted their share incentive units when they were executive directors of the company.

The report on remuneration has been approved by the board and signed on its behalf by:

Nick Deeming Secretary
Windlesham, 22 November 2002

63  The BOC Group plc  Report and accounts 2002

Responsibility of the directors
For preparation of the financial statements

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the Group at the end of the year and of the profit or loss for the year. In preparing those financial statements, the directors are required to:
•	select suitable accounting policies and then apply them consistently.
•	make judgements and estimates that are reasonable and prudent.
•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company and the Group will continue in business.

The directors confirm that the financial statements comply with the above requirements.
     The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. The directors also have general responsibility for taking reasonable steps to safeguard the assets of the company and the Group and to prevent and detect fraud and other irregularities.
     A copy of the financial statements of the company is placed on the website of The BOC Group plc. The directors are responsible for the maintenance and integrity of statutory and audited information on the company’s website. Information published on the Internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

64  The BOC Group plc  Report and accounts 2002

Report by the independent auditors
To the members of The BOC Group plc

We have audited the financial statements which comprise the Group profit and loss account, the Group balance sheet, the Group cash flow statement, the total recognised gains and losses, the movement in shareholders’ funds, the balance sheet of The BOC Group plc, Group undertakings, accounting policies and the related notes. We have also examined the amounts disclosed relating to the remuneration, share options and long-term incentive schemes’ interests of the directors which form part of the report on remuneration.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report, Form 20-F and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors’ responsibilities.
     Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority. This opinion has been prepared for, and only for, the company’s members in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors’ remuneration and transactions is not disclosed.
     We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the financial highlights, chairman’s statement, chief executive’s review, board of directors, executive management board, Group five year record, Group profile, employees, safety, health and the environment, research, development and information technology, risk factors, performance review, finance and treasury review, responsibility of the directors, dividends, nature of trading market, analysis of shareholdings, taxation, financial calendar, key contacts information, cross reference to Form 20-F and glossary of terms.
     We review whether the corporate governance statement reflects the company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company’s or Group’s corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board and with Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

United Kingdom opinion In our opinion the financial statements give a true and fair view of the state of affairs of the company and the Group at 30 September 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the United Kingdom Companies Act 1985.

United States opinion In our opinion the financial statements present fairly, in all material respects, the consolidated financial position of the Group at 30 September 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended 30 September 2002 in conformity with accounting principles generally accepted in the United Kingdom.
     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of net income expressed in sterling for each of the three years in the period ended 30 September 2002 and the determination of shareholders’ equity also expressed in sterling at 30 September 2002 and 2001 to the extent summarised in note 16 to the financial statements.
     As shown in note 17 to the financial statements, the Group adopted two new accounting standards, for retirement benefits and deferred tax, in 2002. The change has been accounted for by restating comparative information at 30 September 2001 and 2000 and for the years then ended.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London, England 22 November 2002

65  The BOC Group plc  Report and accounts 2002

Group profit and loss account

Years ended 30 September

			2002			2001			2000
						(restated)			(restated)

			Before		After	Before		After	Before		After
			exceptional	Exceptional	exceptional	exceptional	Exceptional	exceptional	exceptional	Exceptional	exceptional
			items	items	items	items	items	items	items	items	items
	Notes		£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Turnover
Continuing operations			3,890.8	—	3,890.8	4,159.2	—	4,159.2	3,878.8	—	3,878.8
Acquisitions			127.1	—	127.1	—	—	—	—	—	—
Turnover, including share of joint ventures and associates	1		4,017.9	—	4,017.9	4,159.2	—	4,159.2	3,878.8	—	3,878.8
Less: Share of turnover of joint ventures			324.1	—	324.1	340.0	—	340.0	258.0	—	258.0
Share of turnover of associates			36.1	—	36.1	46.3	—	46.3	41.1	—	41.1

Turnover of subsidiary undertakings			3,657.7	—	3,657.7	3,772.9	—	3,772.9	3,579.7	—	3,579.7
Cost of sales	2	(a)	(2,089.7)	(15.1)	(2,104.8)	(2,164.2)	(44.6)	(2,208.8)	(2,035.2)	(0.6)	(2,035.8)

Gross profit			1,568.0	(15.1)	1,552.9	1,608.7	(44.6)	1,564.1	1,544.5	(0.6)	1,543.9
Net operating expenses	2	(a)	(1,142.4)	(58.9)	(1,201.3)	(1,150.3)	(61.1)	(1,211.4)	(1,104.7)	(3.8)	(1,108.5)

Operating profit
Continuing operations			421.2	(67.8)	353.4	458.4	(105.7)	352.7	439.8	(4.4)	435.4
Acquisitions			4.4	(6.2)	(1.8)	—	—	—	—	—	—
Operating profit of subsidiary undertakings			425.6	(74.0)	351.6	458.4	(105.7)	352.7	439.8	(4.4)	435.4
Share of operating profit of joint ventures			63.8	(0.5)	63.3	59.0	(2.2)	56.8	48.1	—	48.1
Share of operating profit of associates			10.7	—	10.7	13.2	(0.4)	12.8	8.5	—	8.5

Total operating profit including share of joint ventures and associates	1		500.1	(74.5)	425.6	530.6	(108.3)	422.3	496.4	(4.4)	492.0
Loss on termination/disposal of businesses — continuing operations	2	(b)	—	(20.2)	(20.2)	—	—	—	—	—	—
Profit on disposal of health care discontinued business	2	(b)	—	—	—	—	—	—	—	12.5	12.5
Profit on disposal of fixed assets — continuing operations	2	(b)	—	—	—	—	3.6	3.6	—	—	—

Profit on ordinary activities before interest			500.1	(94.7)	405.4	530.6	(104.7)	425.9	496.4	8.1	504.5

Interest on net debt	3	(a)			(103.1)			(123.4)			(111.5)
Interest on pension scheme liabilities	6	(e)			(106.1)			(107.2)			(100.7)
Expected return on pension scheme assets	6	(e)			139.1			166.9			149.5

Net interest					(70.1)			(63.7)			(62.7)

Profit on ordinary activities before tax					335.3			362.2			441.8
Tax on profit on ordinary activities	4	(a)			(106.2)			(104.6)			(135.2)

Profit on ordinary activities after tax					229.1			257.6			306.6
Minority interests — equity					(26.2)			(33.5)			(28.0)

Profit for the financial year					202.9			224.1			278.6
Dividends	12	(a)			(186.6)			(180.3)			(170.2)

Retained profit for the financial year					16.3			43.8			108.4

Earnings per 25p
Ordinary share, basic	2	(d)
— on published earnings					41.36p			46.03p			57.19p
— on exceptional items					14.58p			11.48p			(3.66)p

— before exceptional items					55.94p			57.51p			53.53p

Earnings per 25p
Ordinary share, diluted	2	(d)
— on published earnings					41.21p			45.87p			56.90p
— on exceptional items					14.53p			11.44p			(3.64)p

— before exceptional items					55.74p			57.31p			53.26p

All turnover and operating profit arose from continuing operations.

66  The BOC Group plc  Report and accounts 2002

Group balance sheet

At 30 September

				2001
			2002	(restated)
	Notes		£ million	£ million

Fixed assets
Intangible assets	7		150.7	48.1
Tangible assets	8		3,027.4	3,168.6
Investment in joint ventures
— share of gross assets			616.2	615.2
— share of gross liabilities			(410.7)	(410.4)
			205.5	204.8
— loans to joint ventures			111.8	97.6
Investment in associates
— share of net assets			57.5	47.1
— loans to associates			6.2	9.1
Investment in own shares			42.5	59.5
Other investments			45.1	31.7

Investments	9		468.6	449.8

			3,646.7	3,666.5

Current assets
Stocks	10	(a)	260.0	275.2
Debtors falling due within one year	10	(b)	733.8	713.3
Debtors falling due after more than one year	10	(c)	28.3	21.3
Investments			38.8	43.2
Cash at bank and in hand	10	(d)	185.5	233.5

			1,246.4	1,286.5

Current liabilities
Creditors: amounts falling due within one year
Borrowings and finance leases	10	(e)	(390.1)	(486.4)
Other creditors	10	(f)	(857.8)	(795.3)

			(1,247.9)	(1,281.7)

Net current (liabilities)/assets			(1.5)	4.8

Total assets less current liabilities			3,645.2	3,671.3

Long-term liabilities
Creditors: amounts falling due after more than one year
Borrowings and finance leases	11	(a)	(1,121.0)	(1,019.9)
Other creditors			(58.0)	(59.4)

			(1,179.0)	(1,079.3)

Provisions for liabilities and charges	11	(b)	(407.5)	(419.2)

Total net assets excluding pension assets and liabilities			2,058.7	2,172.8

Pension assets	6	(e)	54.3	107.0
Pension liabilities	6	(e)	(311.0)	(56.0)

Total net assets including pension assets and liabilities			1,802.0	2,223.8

Capital and reserves
Equity called up share capital	12	(b)	124.3	123.6
Share premium account	12	(c)	362.1	335.8
Revaluation reserves	12	(c)	27.8	47.9
Profit and loss account	12	(c)	1,304.8	1,400.3
Pensions reserves	12	(c)	(256.5)	47.1
Joint ventures’ reserves	12	(c)	88.1	98.1
Associates’ reserves	12	(c)	33.5	33.4

Equity shareholders’ funds			1,684.1	2,086.2
Minority shareholders’ equity interests			117.9	137.6

Total capital and reserves			1,802.0	2,223.8

The financial statements were approved by the board of directors on 22 November 2002 and are signed on its behalf by:

A E Isaac Director R Médori Director

67  The BOC Group plc  Report and accounts 2002

Group cash flow statement
Years ended 30 September

				2001	2000
			2002	(restated)	(restated)
	Notes		£ million	£ million	£ million

Net cash inflow from operating activities	14	(a)	759.3	787.8	705.0

Dividends from joint ventures and associates
Dividends from joint ventures			30.5	19.4	20.0
Dividends from associates			3.4	4.1	2.1

Dividends from joint ventures and associates			33.9	23.5	22.1

Returns on investments and servicing of finance
Interest paid			(89.6)	(95.4)	(124.9)
Interest received			18.5	23.1	27.2
Dividends paid to minorities in subsidiaries			(13.9)	(7.7)	(6.1)
Interest element of finance lease rental payments			(5.7)	(7.2)	(1.4)

Returns on investments and servicing of finance			(90.7)	(87.2)	(105.2)

Tax paid			(96.2)	(100.6)	(62.8)

Capital expenditure and financial investment
Purchases of tangible fixed assets			(352.1)	(349.8)	(405.8)
Sales of tangible fixed assets			31.6	47.1	24.2
Purchases of intangible fixed assets			(0.1)	(0.3)	(0.4)
Net sales/(purchases) of current asset investments			4.3	(6.5)	0.9
Purchases of trade and other investments			(19.7)	(10.2)	(29.8)
Sales of trade and other investments			11.5	7.8	2.6

Capital expenditure and financial investment			(324.5)	(311.9)	(408.3)

Acquisitions and disposals
Acquisitions of businesses	15	(a)	(207.3)	(145.9)	(32.1)
Net overdrafts acquired with subsidiaries			(7.4)	—	—
Disposals of businesses	15	(a)	10.6	2.7	0.4
Investments in joint ventures			(12.6)	—	(33.6)
Divestments/repayments from joint ventures			—	10.8	3.0
Investments in associates			(0.5)	(2.7)	(0.7)
Divestments/repayments from associates			1.7	1.5	1.0

Acquisitions and disposals			(215.5)	(133.6)	(62.0)

Equity dividends paid			(186.6)	(180.3)	(170.2)

Net cash outflow before use of liquid resources and financing			(120.3)	(2.3)	(81.4)

Management of liquid resources
Net sales of short-term investments			52.6	102.8	9.6

Financing
Issue of shares			25.0	16.9	10.1
Increase/(decrease) in debt	14	(d)	64.1	(51.3)	64.9

Net cash inflow/(outflow) from financing			89.1	(34.4)	75.0

Increase in cash			21.4	66.1	3.2

A reconciliation of the increase in cash to the movement in net debt in the year is given in note 14 b).

Liquid resources are defined as short-term deposits.

68  The BOC Group plc Report and accounts 2002

Total recognised gains and losses
Years ended 30 September

				2001	2000
			2002	(restated)	(restated)
	Notes		£ million	£ million	£ million

Parent[1]			26.2	12.1	129.7
Subsidiary undertakings			170.1	199.8	141.1
Joint ventures			4.5	10.3	6.5
Associates			2.1	1.9	1.3

Profit for the financial year			202.9	224.1	278.6
Actuarial (loss)/gain recognised on the pension schemes			(431.2)	(464.9)	114.2
Movement on deferred tax relating to actuarial loss/(gain) on pensions			134.0	154.5	(35.2)
Unrecognised loss on write down of revaluation reserve			(11.5)	—	—
Exchange translation effect on:
— results for the year of subsidiaries			(5.2)	(3.9)	(2.2)
— results for the year of joint ventures			(2.6)	(1.5)	0.8
— results for the year of associates			(0.3)	(0.1)	0.2
— foreign currency net investments in subsidiaries			(114.6)	(55.8)	95.1
— foreign currency net investments in joint ventures			(11.9)	(1.6)	7.9
— foreign currency net investments in associates			(1.7)	0.4	6.8

Total recognised gains and losses for the financial year	12	(c)	(242.1)	(148.8)	466.2

Prior year adjustment			(220.1)

Total recognised gains and losses since last annual report			(462.2)

1.	In accordance with the concession granted under the Companies Act 1985, the profit and loss account of The BOC Group plc has not been presented separately in these financial statements.
2.	There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for 2002, 2001 and 2000.
3.	Profit attributable to the parent company includes dividends received from subsidiaries, joint ventures and associates, often through intermediate holding companies. These dividends may include the distribution of earnings of previous periods. As a result, the relationship of profit between parent, subsidiaries, joint ventures and associates may show fluctuations from year to year.
4.	A current tax charge of £13.5 million (2001: £nil, 2000: £nil) has been recognised directly in the Group reserves.

Movement in shareholders’ funds

Years ended 30 September

		2001	2000
	2002	(restated)	(restated)
	£ million	£ million	£ million

Profit for the financial year	202.9	224.1	278.6
Dividends	(186.6)	(180.3)	(170.2)

	16.3	43.8	108.4
Other recognised gains and losses	(445.0)	(372.9)	187.6
Shares issued	24.6	16.9	8.9
Credit in relation to share options	2.0	4.4	3.6

Net (decrease)/increase in shareholders’ funds for the financial year	(402.1)	(307.8)	308.5
Shareholders’ funds at 1 October — previously reported	2,306.3	2,273.6	2,013.1
Prior year adjustment	(220.1)	120.4	72.4

Shareholders’ funds at 1 October — restated	2,086.2	2,394.0	2,085.5

Shareholders’ funds at 30 September	1,684.1	2,086.2	2,394.0

69  The BOC Group plc Report and accounts 2002

Balance sheet of The BOC Group plc
At 30 September

				2001
			2002	(restated)
	Notes		£ million	£ million

Fixed assets
Tangible assets	8	(e)	14.0	18.8
Investments	9	(d)	2,844.4	2,702.0

			2,858.4	2,720.8

Current assets
Debtors falling due within one year	10	(b)	515.6	408.6
Cash at bank and in hand	10	(d)	–	51.7

			515.6	460.3

Current liabilities
Creditors: amounts falling due within one year
Borrowings and finance leases	10	(e)	(178.9)	(315.6)
Other creditors	10	(f)	(953.8)	(717.3)

			(1,132.7)	(1,032.9)

Net current liabilities			(617.1)	(572.6)

Total assets less current liabilities			2,241.3	2,148.2

Long-term liabilities
Creditors: amounts falling due after more than one year
Borrowings and finance leases	11	(a)	(801.0)	(570.4)
Other creditors			(13.0)	(16.5)

			(814.0)	(586.9)

Total net assets			1,427.3	1,561.3

Capital and reserves
Equity called up share capital	12	(b)	124.3	123.6
Share premium account	12	(d)	362.1	335.8
Other reserves	12	(d)	113.7	111.7
Profit and loss account	12	(d)	827.2	990.2

Total capital and reserves			1,427.3	1,561.3

The financial statements were approved by the board of directors on 22 November 2002 and are signed on its behalf by:

A E Isaac Director R Médori Director

70  The BOC Group plc Report and accounts 2002

Accounting policies

General
•	Basis of preparation These accounts are based on the historical cost accounting convention and comply with all applicable UK accounting standards.
UK accounting standards differ in certain respects from those generally accepted in the US and the major effects of these differences in the determination of profit before tax and shareholders’ funds are shown in note 16 to the financial statements. Disclosure requirements of both the UK and US are incorporated throughout the notes to these financial statements.

•	Basis of consolidation The Group accounts include the accounts of the parent undertaking and of all subsidiaries, joint ventures and associates.
The results of businesses acquired during the year are included from the effective date of acquisition. The results of businesses disposed of during the year are included up to the date of relinquishing control. Material, separately identifiable business segments disposed of are analysed as discontinued operations and prior years’ analyses are restated to reflect those businesses as discontinued.

•	New accounting policies This year, the Group has fully adopted the following two new accounting standards issued by the UK Accounting Standards Board:
FRS17 – Retirement benefits
FRS19 – Deferred tax
For the year ended 30 September 2001, the Group followed the transitional arrangements permitted by FRS17 under which disclosure on retirement benefits was given in the notes to the financial statements. For the year ended 30 September 2002, the standard has been fully adopted and the accounting impact reflected throughout the financial statements. The impact of FRS19 is also reflected throughout the financial statements. The impact is explained further in note 17 to the financial statements.
Comparative figures have been restated for both FRS17 and FRS19. Changes to existing policies as a result of adopting these new standards are described, where appropriate, below.

•	Exchange Profit and loss and other period statements of the Group’s overseas operations are translated at average rates of exchange. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the financial year end. Assets or liabilities swapped into other currencies are accounted for in those currencies. Exchange differences are dealt with as a movement in reserves where they arise from:
i)	the translation of the opening net assets of overseas operations;
ii)	the retranslation of retained earnings of overseas operations from average to closing rates of exchange; and
iii)	the translation or conversion of foreign currency borrowings taken to hedge overseas assets.
All other exchange differences are taken to the profit and loss account. The principal exchange rates affecting the Group are shown on page 49.

Revenue recognition
Turnover is based on the invoiced value of the sale of goods and services, and includes the sales value of long-term contracts appropriate to the state of completion. It excludes sales between Group undertakings, VAT and similar sales-based taxes. Turnover for goods and services is recognised when delivery has occurred, title of the goods has passed to the purchaser, and where the price is fixed or determinable and reflects the commercial substance of the transaction.
     Profit on contracts is only recognised close to contract completion and when profits can be reasonably determined. Provision is made for all losses incurred together with any foreseeable future losses.

Retirement benefits
Following the full adoption of FRS17, the regular service cost of providing retirement benefits to employees during the year is charged to operating profit in the year. The full cost of providing amendments to benefits in respect of past service is also charged to operating profit in the year.
     A credit representing the expected return on the assets of the retirement benefit schemes during the year is included within net interest. This is based on the market value of the assets of the schemes at the start of the financial year.
     A charge representing the expected increase in the liabilities of the retirement benefit schemes during the year is included within net interest. This arises from the liabilities of the schemes being one year closer to payment.
     Differences between actual and expected returns on assets during the year are recognised in the statement of total recognised gains and losses in the year, together with differences arising from changes in assumptions.

Research and development
Revenue expenditure on research and development is written off when incurred.

Operating leases
The cost of operating leases is written off on the straight line basis over the period of the lease.

71  The BOC Group plc Report and accounts 2002

Accounting policies

Intangible fixed assets

•	Goodwill Goodwill arising on the acquisition of a business, being the excess of the fair value of the purchase price over the fair value of the net assets acquired, is capitalised and amortised on a straight line basis over its useful economic life, generally up to a maximum period of 20 years. An impairment review is carried out at the end of the first full financial year following acquisition. Any impairment in the value of goodwill, calculated by discounting estimated future cash flows, is dealt with in the profit and loss account in the period in which it arises. Negative goodwill, being the excess of the fair value of the net assets acquired over the fair value of the purchase price, is capitalised and amortised on a straight line basis, generally over a period equivalent to the realisation of the non-monetary assets acquired.
Goodwill, both positive and negative, arising on acquisitions before 30 September 1998 was taken to reserves and has not been reinstated on the balance sheet. This is in line with the relevant accounting standard on goodwill, FRS10. This goodwill will remain in reserves until such time as it becomes impaired or the business or businesses to which it relates are disposed of, at which time it will be taken to the profit and loss account.

•	Intangibles Other material intangible assets acquired, such as patents and trademarks, are capitalised and written off on the straight line basis over their effective economic lives.

Tangible fixed assets
No depreciation is charged on freehold land or construction in progress. Depreciation is charged on all other fixed assets on the straight line basis over the effective lives. Straight line depreciation rates vary according to the class of asset, but are typically:

per annum

Freehold property	2% – 4%
Leasehold property (or at higher rates based on the life of the lease)	2% – 4%
Plant and machinery	3% – 10%
Cylinders	4% – 10%
Motor vehicles	7% – 20%
Computer hardware and major software	15% – 25%

•	Until 30 September 1999, land and buildings were revalued periodically. Following the adoption of FRS15, land and buildings are no longer revalued. At 1 October 1999, the net book value of assets previously revalued is regarded as the historical cost.

•	Interest costs on major fixed asset additions are capitalised during the construction period and written off as part of the total cost.

•	Where finance leases have been entered into, the obligations to the lessor are shown as part of borrowings and the rights in the corresponding assets are treated in the same way as owned fixed assets.

•	Any impairment in the value of fixed assets, calculated by discounting estimated future cash flows, is dealt with in the profit and loss account in the period in which it arises.

Investments
Investments which are held for the long term and in which the Group has a participating interest and exercises joint control with one or more other parties are treated as joint ventures and accounted for on the gross equity method. Investments which are held for the long term and in which the Group has a participating interest and exercises significant influence are treated as associates and accounted for on the equity method. In both cases, the Group’s share of the results of the investment is included in the profit and loss account, and the Group’s share of the net assets is included in investments in the balance sheet. Other investments are shown on the balance sheet at cost less any provision for impairment.

Stocks
Stocks and work in progress are valued at the lower of cost and net realisable value. Cost where appropriate includes a proportion of overhead expenses. Work in progress is stated at cost less progress payments received or receivable. Cost is arrived at principally on the average and ‘first-in, first-out’ (FIFO) basis. The amount of long-term contracts, net of amounts transferred to cost of sales and after deducting foreseeable losses and payments on account, is included in stocks as long-term contract amounts.

72  The BOC Group plc Report and accounts 2002

Deferred tax
Following the adoption of FRS19, the Group provides for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes. Deferred tax assets are only recognised where it is more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Provisions
Provisions are made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Restructuring provisions are made for direct expenditures of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken at the balance sheet date.

Financial instruments
The Group uses financial instruments, including interest rate and currency swaps, to raise finance for its operations and to manage the risks arising from those operations. All transactions are undertaken only to manage interest and currency risk associated with the Group’s underlying business activities and the financing of those activities. The Group does not undertake any trading activity in financial instruments.

•	Foreign exchange transaction exposures The Group generally hedges actual and forecast foreign exchange exposures up to two years ahead. Forward contracts are used to hedge the forecast exposure and any gains or losses resulting from changes in exchange rates on contracts designated as hedges of forecast foreign exchange are deferred until the financial period in which they are realised. If the contract ceases to be a hedge, any subsequent gains and losses are recognised through the profit and loss account.

•	Balance sheet translation exposures A large proportion of the Group’s net assets are denominated in currencies other than sterling. Where practicable and cost effective the Group hedges these balance sheet translation exposures by borrowing in relevant currencies and markets and by the use of currency swaps. Currency swaps are used only as balance sheet hedging instruments, and the Group does not hedge the currency translation of its profit and loss account. Exchange gains and losses arising on the notional principal of these currency swaps during their life and at termination or maturity are dealt with as a movement in reserves. If the swap ceases to be a hedge of the underlying transaction, any subsequent gains or losses are recognised in the profit and loss account.

•	Interest rate risk exposures The Group hedges its exposure to movements in interest rates associated with its borrowings primarily by means of interest rate swaps and forward rate agreements. Interest payments and receipts on these agreements are included with net interest payable. They are not revalued to fair value or shown on the Group balance sheet at the balance sheet date.

73  The BOC Group plc Report and accounts 2002

Notes to the financial statements

1. Segmental information
 a) Turnover (including share of joint ventures and associates)

	Continuing operations

		Industrial
	Process Gas	and Special	BOC	Afrox		Total Group	Total Group
	Solutions	Products	Edwards	hospitals	Gist	by origin	by destination
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

2002
Europe	257.1	399.3	150.0	—	263.2	1,069.6	1,055.3
Americas	528.1	464.8	298.9	—	—	1,291.8	1,240.1
Africa	23.6	158.4	—	259.0	—	441.0	443.3
Asia/Pacific	391.8	582.8	239.3	—	1.6	1,215.5	1,279.2

Turnover	1,200.6	1,605.3	688.2	259.0	264.8	4,017.9	4,017.9

2001
Europe	240.2	375.3	157.4	—	229.6	1,002.5	979.6
Americas	529.7	464.5	393.3	—	—	1,387.5	1,326.1
Africa	25.6	192.2	—	287.8	—	505.6	504.9
Asia/Pacific	397.5	541.9	322.4	—	1.8	1,263.6	1,348.6

Turnover	1,193.0	1,573.9	873.1	287.8	231.4	4,159.2	4,159.2

2000
Europe	226.6	357.3	171.3	—	225.3	980.5	948.9
Americas	433.3	428.5	378.1	—	—	1,239.9	1,160.6
Africa	26.7	181.3	—	292.8	—	500.8	499.9
Asia/Pacific	358.6	548.3	249.6	—	1.1	1,157.6	1,269.4

Turnover	1,045.2	1,515.4	799.0	292.8	226.4	3,878.8	3,878.8

b) Business analysis

	Continuing operations

		Industrial
	Process Gas	and Special	BOC	Afrox
	Solutions	Products	Edwards	hospitals	Gist	Corporate	Total Group
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

2002
Total operating profit before exceptional items[1]	185.2	248.0	26.1	29.7	25.5	(14.4)	500.1
Operating exceptional items[1]	(24.0)	(18.7)	(27.5)	—	—	(4.3)	(74.5)
(Loss)/profit on termination/disposal of businesses[1]	(21.3)	—	1.1	—	—	—	(20.2)
Capital employed[2]	1,831.3	1,058.1	595.3	105.0	22.8	(19.4)	3,593.1
Capital expenditure[3]	157.3	123.6	42.0	9.2	19.0	3.2	354.3
Depreciation and amortisation[3]	167.7	96.8	41.1	7.2	16.1	2.0	330.9

2001 (restated)
Total operating profit before exceptional items[1]	156.5	248.8	78.8	32.3	21.3	(7.1)	530.6
Operating exceptional items[1]	(52.8)	(21.8)	(16.1)	—	(0.7)	(16.9)	(108.3)
(Loss)/profit on disposal of fixed assets[1]	(0.3)	(3.1)	(1.3)	0.9	—	7.4	3.6
Capital employed[2]	2,004.9	1,152.7	589.9	98.5	81.4	47.1	3,974.5
Capital expenditure[3]	170.6	95.5	53.8	10.3	17.9	4.5	352.6
Depreciation and amortisation[3]	169.4	97.4	37.2	6.7	15.6	3.2	329.5

2000 (restated)
Total operating profit before exceptional items[1]	127.2	254.6	71.1	27.2	18.6	(2.3)	496.4
Operating exceptional items[1]	(5.5)	(15.8)	(4.5)	—	1.5	19.9	(4.4)
Capital employed[2]	2,120.8	1,374.7	640.5	120.5	128.0	68.7	4,453.2
Capital expenditure[3]	222.2	99.1	59.1	15.5	16.8	1.0	413.7
Depreciation and amortisation[3]	157.9	93.8	33.3	7.2	17.1	4.0	313.3

1.	Including share of joint ventures and associates.
2.	Capital employed comprises the capital and reserves of the Group, its long-term liabilities and all current borrowings net of cash and deposits.
3.	Subsidiary undertakings only.

74  The BOC Group plc Report and accounts 2002

1. Segmental information continued

c) Regional analysis

					Total
	Europe	Americas	Africa	Asia/Pacific	Group
	£ million	£ million	£ million	£ million	£ million

2002
Total operating profit before exceptional items[1]	155.2	121.3	56.7	166.9	500.1
Operating exceptional items[1]	(38.4)	(8.1)	(0.4)	(27.6)	(74.5)
(Loss)/profit on termination/disposal of businesses[1]	(1.5)	(18.7)	—	—	(20.2)
Capital employed[2]	944.4	1,244.0	221.2	1,183.5	3,593.1
Capital expenditure[3]	121.4	134.7	25.6	72.6	354.3

2001 (restated)
Total operating profit before exceptional items[1]	165.5	137.2	69.4	158.5	530.6
Operating exceptional items[1]	(42.9)	(40.5)	—	(24.9)	(108.3)
(Loss)/profit on disposal of fixed assets[1]	(2.2)	4.6	2.6	(1.4)	3.6
Capital employed[2]	1,221.1	1,305.5	259.0	1,188.9	3,974.5
Capital expenditure[3]	134.6	108.6	26.4	83.0	352.6

2000 (restated)
Total operating profit before exceptional items[1]	171.3	117.3	66.1	141.7	496.4
Operating exceptional items[1]	22.9	(25.4)	(0.6)	(1.3)	(4.4)
Capital employed[2]	1,412.5	1,424.9	328.3	1,287.5	4,453.2
Capital expenditure[3]	127.2	121.9	31.8	132.8	413.7

1.	Including share of joint ventures and associates.
2.	Capital employed comprises the capital and reserves of the Group, its long-term liabilities and all current borrowings net of cash and deposits.
3.	Subsidiary undertakings only.

d) Joint ventures and associates — business analysis

	Joint ventures			Associates

		Industrial			Industrial
	Process Gas	and Special	BOC	Process Gas	and Special	BOC	Afrox
	Solutions	Products	Edwards	Solutions	Products	Edwards	hospitals
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

2002
Turnover[1]	119.9	142.7	61.5	10.6	7.9	7.1	10.5
Operating profit before exceptional items[1]	30.9	20.8	12.1	5.0	1.9	1.7	2.1
Operating exceptional items[1]	(0.4)	(0.1)	—	—	—	—	—
Capital employed[2]	93.6	63.8	48.1	40.1	11.9	2.1	3.4
Capital expenditure	46.5	7.5	8.0	8.3	1.8	1.5	0.6
Group share	23.0	3.7	4.0	2.6	0.6	0.4	0.2
Other partners	23.5	3.8	4.0	5.7	1.2	1.1	0.4
Depreciation and amortisation[1]	20.9	8.2	6.1	2.9	0.7	0.1	0.2

2001 (restated)
Turnover[1]	122.1	144.4	73.5	9.2	7.7	8.0	21.4
Operating profit before exceptional items[1]	28.2	16.8	14.0	4.1	3.0	2.1	4.0
Operating exceptional items[1]	(0.6)	(1.6)	—	(0.2)	(0.1)	(0.1)	—
Capital employed[2]	99.3	61.6	43.9	27.4	10.5	2.4	6.8
Capital expenditure	55.9	12.0	35.4	2.5	0.4	0.2	3.3
Group share	27.8	5.9	17.7	0.7	0.1	0.1	1.0
Other partners	28.1	6.1	17.7	1.8	0.3	0.1	2.3
Depreciation and amortisation[1]	20.5	7.9	5.4	2.5	0.5	0.1	0.6

2000 (restated)
Turnover[1]	72.4	135.4	50.2	8.3	6.9	5.8	20.1
Operating profit[1]	19.6	16.9	11.6	1.6	2.5	1.2	3.2
Capital employed[2]	96.2	74.8	44.9	25.5	9.7	1.3	7.5
Capital expenditure	146.2	36.1	28.6	0.8	1.2	0.4	4.0
Group share	49.5	17.9	14.3	0.3	0.3	0.1	1.1
Other partners	96.7	18.2	14.3	0.5	0.9	0.3	2.9
Depreciation and amortisation[1]	9.9	10.1	3.8	2.3	0.5	—	0.5

1.	Group share.
2.	Capital employed comprises the Group’s share of the net assets of joint ventures or associates.

75  The BOC Group plc Report and accounts 2002

Notes to the financial statements

1. Segmental information continued

e) Joint ventures and associates — regional analysis

	Joint ventures		Associates

	Americas	Asia/Pacific	Americas	Africa	Asia/Pacific
	£ million	£ million	£ million	£ million	£ million

2002
Turnover[1]	85.4	238.7	—	10.5	25.6
Operating profit before exceptional items[1]	21.9	41.9	—	2.1	8.6
Operating exceptional items[1]	—	(0.5)	—	—	—
Capital employed[2]	25.2	180.3	13.7	3.4	40.4
Capital expenditure	3.4	58.6	5.5	0.6	6.1
Group share	1.4	29.3	1.7	0.2	1.9
Other partners	2.0	29.3	3.8	0.4	4.2
Depreciation and amortisation[1]	14.6	20.6	—	0.2	3.7

2001 (restated)
Turnover[1]	88.5	251.5	—	21.4	24.9
Operating profit before exceptional items[1]	18.5	40.5	—	4.0	9.2
Operating exceptional items[1]	—	(2.2)	—	—	(0.4)
Capital employed[2]	27.7	177.1	—	6.8	40.3
Capital expenditure	35.2	68.1	—	3.3	3.1
Group share	17.4	34.0	—	1.0	0.9
Other partners	17.8	34.1	—	2.3	2.2
Depreciation and amortisation[1]	14.7	19.1	—	0.6	3.1

2000 (restated)
Turnover[1]	43.1	214.9	—	20.1	21.0
Operating profit[1]	12.6	35.5	—	3.2	5.3
Capital employed[2]	33.6	182.3	—	7.5	36.5
Capital expenditure	120.7	90.2	—	4.0	2.4
Group share	36.6	45.1	—	1.1	0.7
Other partners	84.1	45.1	—	2.9	1.7
Depreciation and amortisation[1]	6.5	17.3	—	0.5	2.8

1.	Group share.
2.	Capital employed comprises the Group’s share of the net assets of joint ventures or associates.

f) Significant country analysis

	UK			US

		2001	2000		2001	2000
	2002	(restated)	(restated)	2002	(restated)	(restated)
	£ million	£ million	£ million	£ million	£ million	£ million

Turnover	868.7	837.2	835.5	1,065.6	1,167.7	1,082.7
Total operating profit before exceptional items	115.2	125.5	136.4	50.5	66.9	77.6
Operating exceptional items	(36.5)	(41.9)	22.7	(25.7)	(34.5)	(24.8)
Exceptional (loss)/profit on disposal of fixed assets	—	(1.7)	—	—	4.6	—
Capital employed[1]	733.9	928.6	1,180.8	1,091.6	1,231.0	1,275.5
Capital expenditure	110.0	126.3	116.8	124.8	99.8	106.0

1.	Capital employed comprises the capital and reserves of the Group, its long-term liabilities and all current borrowings net of cash and deposits.

2. Profit and loss

a) Analysis of costs

		2001	2000
	2002	(restated)	(restated)
i) Expense category	£ million	£ million	£ million

Cost of sales	(2,104.8)	(2,208.8)	(2,035.8)

Distribution costs	(344.1)	(339.3)	(327.2)
Administrative expenses[1]	(861.4)	(874.1)	(781.9)
Income from other fixed asset investments	4.2	2.0	0.6

Net operating expenses	(1,201.3)	(1,211.4)	(1,108.5)

1.	Included in total administrative expenses is research and development expenditure of £47.0 million (2001: £59.7 million, 2000: £59.2 million).

76  The BOC Group plc Report and accounts 2002

2. Profit and loss continued

			Total
			before
	Continuing		exceptional	Exceptional
	operations	Acquisitions	items	items	Total
ii) 2002 analysis	£ million	£ million	£ million	£ million	£ million

Cost of sales	(1,998.2)	(91.5)	(2,089.7)	(15.1)	(2,104.8)

Distribution costs	(332.2)	(9.7)	(341.9)	(2.2)	(344.1)
Administrative expenses[1]	(783.2)	(21.5)	(804.7)	(56.7)	(861.4)
Income from other fixed asset investments	4.2	—	4.2	—	4.2

Net operating expenses	(1,111.2)	(31.2)	(1,142.4)	(58.9)	(1,201.3)

	Continuing
	operations
	before
	exceptional	Exceptional
	items	items	Total
iii) 2001 analysis (restated)	£ million	£ million	£ million

Cost of sales	(2,164.2)	(44.6)	(2,208.8)

Distribution costs	(338.1)	(1.2)	(339.3)
Administrative expenses[1]	(814.2)	(59.9)	(874.1)
Income from other fixed asset investments	2.0	—	2.0

Net operating expenses	(1,150.3)	(61.1)	(1,211.4)

iv) 2000 analysis (restated)
Cost of sales	(2,035.2)	(0.6)	(2,035.8)

Distribution costs	(327.2)	—	(327.2)
Administrative expenses[1]	(778.1)	(3.8)	(781.9)
Income from other fixed asset investments	0.6	—	0.6

Net operating expenses	(1,104.7)	(3.8)	(1,108.5)

1.	Included in total administrative expenses is research and development expenditure of £47.0 million (2001: £59.7 million, 2000: £59.2 million).

b) Exceptional items analysis

		2001
	2002	(restated)	2000
	£ million	£ million	£ million

(Charged)/credited in arriving at operating profit
Restructuring costs	(47.2)	(35.8)	(18.8)
Write-down and impairment of assets	(21.2)	(24.5)	—
Write-down of unproductive assets identified for disposal	—	(21.0)	—
FRS17 retirement plan benefit amendments	—	(16.7)	—
Business systems investments	—	—	(6.0)
Costs of proposed takeover	(6.1)	(10.3)	(45.6)
Break fee	—	—	66.0

Total operating exceptional items	(74.5)	(108.3)	(4.4)

i) Restructuring costs
The business initiative announced in August 2001 included a number of restructuring programmes. The major programmes included the restructuring of BOC Edwards manufacturing capacity, closure of production at the Process Plants Edmonton site in the UK, investments in information technology and information management systems, restructuring to deliver operational efficiencies in Process Gas Solutions and restructuring of operational networks in Industrial and Special Products. Cash flow from operating activities includes an outflow of £48.0 million in 2002 in respect of these exceptional items.

ii) Write-downs of assets
In September 2002 BOC and Air Liquide announced a conditional agreement to merge their industrial and medical gases businesses in Japan to form a combined company to be called Japan Air Gases. The net assets of OSK (the existing BOC gases business in Japan), which had included an increase in the value of fixed assets through property revaluations in the 1980s and early 1990s, have been reduced to an appropriate amount based on valuations performed ahead of the merger. This has resulted in a write-down of £32.7 million, of which £11.5 million has been taken against the revaluation reserves, and the balance of £21.2 million has been charged as an exceptional item in the profit and loss account in 2002.

The write-downs in 2001 related to the business initiative announced in August 2001 with the objective of releasing cash tied up in unproductive assets and improving cash generation.

77  The BOC Group plc Report and accounts 2002

Notes to the financial statements

2. Profit and loss continued
 iii) Costs of proposed takeover and break fee

The final costs associated with the pre-conditional offer for the Group have been incurred in 2002 in respect of share options and other costs related to the retention of key employees. There are no further costs to come. The break fee was received in 2000 from the potential bidders on the failure of the pre-conditional offer. Cash flow from operating activities includes an outflow of £4.5 million in 2002 in respect of these exceptional items.

	2002	2001	2000
	£ million	£ million	£ million

(Charged)/credited after operating profit
Closure of businesses — continuing operations	(21.3)	—	—
Profit on disposal of businesses — continuing operations	1.1	—	—
Profit on disposal of businesses — discontinued business	—	—	12.5
Profit on disposal of fixed assets — continuing operations	—	13.6	—
Loss on disposal of fixed assets — continuing operations	—	(10.0)	—

Total non-operating exceptional items	(20.2)	3.6	12.5

iv) In March 2002 BOC announced plans to merge its Process Plants business with Linde Engineering in the US to form a new company, Linde BOC Process Plants LLC. The costs of £21.3 million for closing BOC’s Process Plants business have been charged as an exceptional item this year. This includes severance costs for 215 employees, the write-down of assets and the costs of winding down the business. Cash flow from operating activities includes an outflow of £12.5 million in 2002 in respect of these exceptional costs.

     In April 2002 BOC Edwards agreed the sale of its US glass coating business, resulting in a profit on disposal of £1.1 million.
v) The profit on disposal of the health care discontinued business in 2000 of £12.5 million arose from the release of provisions established at the time of disposal in 1998.
vi) In 2001, proceeds from the disposal of fixed assets were £41.2 million. Of this, £39.0 million was from those assets which were sold at a profit and £2.2 million was from those assets which were sold at a loss.

c) Fees to auditors

	2002	2001	2000
	£ million	£ million	£ million

Audit fees (Parent: £0.3 million, 2001: £0.3 million, 2000: £0.3 million)	1.9	2.0	1.8
Non audit fees
Tax advice and compliance	2.5	1.6	2.3
Expatriate tax administration	1.4	0.5	—
Acquisition related work	0.8	—	—
Other advice	0.4	0.1	1.0

Total non audit fees	5.1	2.2	3.3

Total fees paid to auditors	7.0	4.2	5.1

Tax compliance and expatriate administration work was outsourced following competitive tender processes. See also page 52 of the corporate governance report.

d) Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to Ordinary shareholders by the weighted average number of shares in issue during the year.
     For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential shares. The company has only one category of dilutive potential shares: those share options granted to employees where the exercise price is less than the average market price of the company’s shares during the year and where any performance conditions have been met at the balance sheet date.
     Earnings per share before exceptional items are presented in order to show the underlying earnings performance of the Group.

		2001	2000
	2002	(restated)	(restated)
i) Earnings	£ million	£ million	£ million

Amounts used in computing the earnings per share
Earnings attributable to Ordinary shareholders for the financial year	202.9	224.1	278.6
Adjustment for exceptional items[1]	71.4	55.9	(17.8)

Adjusted earnings before exceptional items	274.3	280.0	260.8

1.	This comprises the exceptional items before interest of £(94.7) million (2001: £(104.7) million, 2000: £8.1 million) adjusted for the impact of tax of £22.8 million (2001: £46.9 million, 2000: £9.7 million) and minority interests of £0.5 million (2001: £1.9 million, 2000: £nil).

78  The BOC Group plc Report and accounts 2002

2. Profit and loss continued

	2002	2001	2000
ii) Average number of 25p Ordinary shares	million	million	million

Average issued share capital	496.0	493.3	491.5
Less: Average own shares held in trust	5.6	6.4	4.4

Basic	490.4	486.9	487.1
Add: Dilutive share options	1.8	1.7	2.5

Diluted	492.2	488.6	489.6

3. Treasury information
a) Interest on net debt

	2002	2001	2000
	£ million	£ million	£ million

Interest payable on borrowings totally repayable within five years	47.5	75.1	94.1
Interest payable on all other borrowings	55.7	50.1	41.4

Interest payable and similar charges	103.2	125.2	135.5
Interest capitalised	(2.0)	(2.5)	(7.1)

Interest payable (net of interest capitalised)	101.2	122.7	128.4
Interest receivable and similar income	(22.6)	(24.2)	(27.7)

Interest (net)	78.6	98.5	100.7
Share of interest of joint ventures (net)	23.2	22.6	7.9
Share of interest of associates	1.3	2.3	2.9

Total interest on net debt	103.1	123.4	111.5

Interest payable on finance leases	5.3	6.9	4.6
Interest payable on borrowings repayable by instalments	19.5	29.1	27.3

Share of interest of joint ventures and associates is after deducting capitalised interest of £nil (2001: £1.0 million, 2000: £12.9 million). The interest capitalised in 2000 was mainly in BOC’s joint venture in Mexico.

b) Currency, interest rate and counterparty exposure
The Group’s approach to managing currency and interest rate risk and its use of swaps in that process is described on pages 45 and 46 in the finance and treasury review under the heading ‘management of financial risks’.

Interest rate swaps
At 30 September 2002, the Group had entered into six interest rate swap agreements (2001:five) with notional principal amounts of £420.0 million (2001: £375.4 million). The swaps’ underlying currencies are sterling, US dollars and Japanese yen. The following table shows the maturity profile and weighted average interest rates payable and receivable on interest rate swaps at 30 September:

	2002	2001
Maturity profile	£ million	£ million

Beyond five years	295.0	68.0
Four to five years	—	—
Three to four years	—	—
Two to three years	—	125.0
One to two years	125.0	—
Within one year	—	182.4

	420.0	375.4

	%	%
Average receivable swap rate	5.5	6.0
Average payable swap rate	4.8	5.2

The weighted average receivable/payable swap interest rate is calculated by applying the notional swap interest received or paid, using rates applicable at the financial year end, to the notional principal of outstanding swaps at the financial year end.

79  The BOC Group plc  Report and accounts 2002

Notes to the financial statements

3. Treasury information continued

Currency swaps
     At 30 September 2002, the Group had entered into eight currency swap agreements (2001: nine) with notional principal amounts of £360.7 million (2001: £359.6 million). The maturity dates range between one month and 33 months from the balance sheet date (2001: between one month and 24 months). The following table illustrates the impact of the currency swaps on the Group’s net debt at 30 September:

	2002					2001

			Cash at			Capital
	Capital	Gross	bank and	Currency	Adjusted net	employed	Adjusted net
	employed	borrowings	in hand	swaps	borrowings	(restated)	borrowings
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sterling	781.7	(615.4)	13.6	256.6	(345.2)	1,103.0	(298.2)
US dollar	1,190.5	(327.2)	8.5	(185.7)	(504.4)	1,249.6	(469.5)
Australian dollar	263.1	(35.6)	71.2	(79.6)	(44.0)	268.5	(109.6)
South African rand	202.5	(46.6)	4.4	—	(42.2)	218.6	(47.8)
Japanese yen	237.4	(206.2)	51.5	(52.2)	(206.9)	260.8	(199.2)
Canadian dollar	85.8	(41.1)	1.0	—	(40.1)	80.9	(38.5)
Thai baht	120.6	(64.0)	6.3	—	(57.7)	73.7	(38.7)
Other	711.5	(175.0)	29.0	60.9	(85.1)	719.4	(70.6)

Total	3,593.1	(1,511.1)	185.5	—	(1,325.6)	3,974.5	(1,272.1)

The average receivable interest rate on currency swaps was 4.0 per cent (2001: 4.9 per cent) and the average payable interest rate was 2.8 per cent (2001: 3.5 per cent). The weighted average receivable/payable swap interest rate is calculated by applying the notional swap interest received or paid, using rates applicable at the financial year end, to the notional principal of outstanding swaps at the financial year end.
     The currency and interest rate exposure of the net borrowings of the Group at 30 September, after taking into account interest rate and currency swaps entered into by the Group, is given in the table below.

	2002			2001

	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Sterling	300.0	45.2	345.2	299.0	(0.8)	298.2
US dollar	225.5	278.9	504.4	241.2	228.3	469.5
Australian dollar	35.6	8.4	44.0	35.9	73.7	109.6
South African rand	23.7	18.5	42.2	78.0	(30.2)	47.8
Japanese yen	165.9	41.0	206.9	178.2	21.0	199.2
Canadian dollar	—	40.1	40.1	1.0	37.5	38.5
Thai baht	52.1	5.6	57.7	30.4	8.3	38.7
Other	25.5	59.6	85.1	29.0	41.6	70.6

Total	828.3	497.3	1,325.6	892.7	379.4	1,272.1

Counterparty risk
     The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. There are procedures and policies in place limiting the Group’s exposure to concentrations of credit or country risk.

80  The BOC Group plc  Report and accounts 2002

3. Treasury information continued
c) Net borrowings and finance leases

	Group		Parent

	2002	2001	2002	2001
i) Analysis	£ million	£ million	£ million	£ million

Secured
Finance leases	33.8	45.6	—	—
Other secured borrowings	68.0	71.7	—	—
Unsecured
12 1/4% Unsecured Loan Stock 2012/2017	100.0	100.0	100.0	100.0
7 1/4% Notes 2002	—	150.0	—	150.0
6 1/4% Notes 2002	34.6	33.6	—	—
7.45% Guaranteed Notes 2006	159.2	170.0	—	—
Pollution Control and Industrial Bonds	19.3	39.2	—	—
European Investment Bank loans	82.8	85.1	—	—
6.75% Bonds 2004	125.0	125.0	125.0	125.0
1.00% Euroyen Bond 2006	130.6	142.8	130.6	142.8
5 7/8% Bonds 2009	200.0	—	200.0	—
6.50% Bonds 2016	200.0	200.0	200.0	200.0
Medium term notes	57.4	—	57.4	—
Commercial paper	147.0	94.7	—	36.5
Other borrowings	153.4	248.6	166.9	131.7

Total borrowings and finance leases	1,511.1	1,506.3	979.9	886.0
Less: Cash at bank and in hand — due within one year	185.5	233.5	—	51.7
— due beyond one year	—	0.7	—	—

Net borrowings and finance leases	1,325.6	1,272.1	979.9	834.3

A reconciliation of net cash flow to the movement in net debt is given in note 14 b).

	Group		Parent

	2002	2001	2002	2001
ii) Maturity	£ million	£ million	£ million	£ million

Long and medium-term bank loans
Repayable — beyond five years	11.5	7.3	—	—
— two to five years	41.8	58.2	—	—
— one to two years	36.9	40.0	—	—
Loans other than from banks
Repayable — beyond five years	536.0	618.5	531.3	442.8
— two to five years	342.7	159.7	148.8	127.6
— one to two years	129.4	101.0	120.9	—
Finance leases
Repayable beyond one year	22.7	35.2	—	—

Borrowings and finance leases (note 11 a))	1,121.0	1,019.9	801.0	570.4
Short-term — repayable within one year
Bank loans and overdrafts	196.7	187.9	178.9	119.1
Loans other than from banks	182.3	288.1	—	196.5
Finance leases	11.1	10.4	—	—

Total borrowings and finance leases	1,511.1	1,506.3	979.9	886.0
Less: Cash at bank and in hand — repayable within one year	185.5	233.5	—	51.7
— repayable beyond one year	—	0.7	—	—

Net borrowings and finance leases	1,325.6	1,272.1	979.9	834.3

	2002			2001

	Finance			Finance
	leases	Borrowings	Total	leases	Borrowings	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Repayment profile of borrowings and finance leases
Long-term repayable
— beyond five years	2.0	547.5	549.5	4.3	625.8	630.1
— four to five years	2.0	142.5	144.5	2.2	31.6	33.8
— three to four years	2.4	179.7	182.1	2.4	33.3	35.7
— two to three years	1.7	62.3	64.0	14.5	153.0	167.5
— one to two years	14.6	166.3	180.9	11.8	141.0	152.8

Total	22.7	1,098.3	1,121.0	35.2	984.7	1,019.9

81  The BOC Group plc  Report and accounts 2002

Notes to the financial statements

3. Treasury information continued
iii) Short-term interest rates
The average interest rate on commercial paper for the year to 30 September 2002 was 3.4 per cent (2001: 6.4 per cent) and on other short-term borrowings was 9.0 per cent (2001: 11.4 per cent).

iv) Facilities
The Group maintains a number of short and medium-term committed lines of credit. The main medium-term facilities are multi-currency agreements with a group of relationship banks, under which the Group may borrow up to US$420.0 million (2001: US$420.0 million) for general corporate purposes. These facilities were undrawn both at 30 September 2002 and 30 September 2001. The following table shows the maturity profile of these facilities.

	2002	2001
	$ million	$ million

Within one year	200.0	—
One to two years	220.0	200.0
Two to three years	—	220.0

	420.0	420.0

Additional committed facilities are maintained by the principal operating units in the Group.

v) Security
The secured loans, maturing between 2002 and 2019, are principally secured by charges over the property, plant and machinery, stocks and trade debtors of certain overseas subsidiaries.

d) Fair value information
i) Fair values of financial instruments
Set out below is a comparison of the carrying amount of the Group’s financial instruments (excluding short-term debtors and creditors) at 30 September 2002. Further details of the Group’s financial instruments are given in notes 3 f) i) and ii).

		2002		2001

		Carrying		Carrying
		amount	Fair value	amount	Fair value
	Note	£ million	£ million	£ million	£ million

Primary financial instruments
Loans to joint ventures and associates	1	118.0	118.0	106.7	106.7
Other fixed asset investments	2	45.1	44.0	31.7	32.6
Current asset investments	3	38.8	39.5	43.2	44.1
Cash at bank and in hand	4	185.5	185.5	234.2	234.2
Borrowings and finance leases (excluding swap agreements)	5	(1,530.6)	(1,635.7)	(1,491.7)	(1,563.5)
Provisions for liabilities and charges	6	(16.9)	(16.9)	(21.7)	(21.7)
Derivative financial instruments held to manage the Group’s interest rate and currency risk profile
Foreign currency and interest rate swap agreements	7	19.5	31.1	(14.6)	(8.5)
Forward foreign exchange contracts	8	—	4.9	—	(9.1)

Net financial instruments		(1,140.6)	(1,229.6)	(1,112.2)	(1,185.2)

Financial assets		387.4		415.8
Financial liabilities[9]		(1,528.0)		(1,528.0)

Net financial instruments		(1,140.6)		(1,112.2)

1.	For those bearing either no interest or a floating rate of interest it is deemed that the carrying amount approximates to the fair value. For those bearing a fixed rate of interest an assessment of the interest rate at which the Group could make the same loan under current conditions has been made. Unless this differs significantly from the fixed rate it is also deemed that the carrying amount approximates to the fair value. Where this does differ significantly, the fair value is based on the discounted value of future cash flows.
2.	For equity instruments listed on a recognised stock exchange the fair value is the quoted market price. For other equity instruments it is deemed that the carrying amount approximates to the fair value.
3.	The fair value is the quoted market price.
4.	As all bear either no interest or a floating rate of interest it is deemed that the carrying amount approximates to the fair value.
5.	For those bearing a floating rate of interest it is deemed that the carrying amount approximates to the fair value. For those bearing a fixed rate of interest the fair value is either the quoted market price where a liquid market exists or has been calculated using well established pricing models.
6.	Both the carrying amount and the fair value are based on current market prices and interest rates.
7.	The fair value is the estimated amount the Group would receive or pay to terminate the agreements.
8.	The fair value represents the net effect on the Group of closing out all outstanding contracts.
9.	Includes foreign currency and interest rate swap agreements.

82  The BOC Group plc  Report and accounts 2002

3. Treasury information continued

ii) Hedges
As explained on pages 45 and 46 of the finance and treasury review under the heading ‘management of financial risks’, the Group’s policies are to use forward foreign exchange contracts to hedge transactional currency exposures (principally arising through anticipated sales and purchase transactions) and swap agreements to manage interest rate risks and hedge structural currency exposures.
     Currency swaps are only held to change the currency of the Group’s borrowings to match better its net investments in its overseas subsidiaries. In accordance with the Group’s accounting policies, the assets and liabilities arising from these swap agreements are translated into sterling at the spot rate ruling at the balance sheet date. The resulting exchange gains or losses are recognised in the statement of total recognised gains and losses (to match the exchange gains or losses on the net investments in the overseas subsidiaries).
     The carrying amount of the swap agreements (as shown in note 3 d) i)) is the result of the exchange gains and losses recognised in the statement of total recognised gains and losses, and is analysed in the deferred gains and losses table shown below.

	Swap agreements

	Gains	Losses	Net
	£ million	£ million	£ million

Deferred gains and losses
Deferred gains and losses on hedges at 1 October 2001	7.3	(21.9)	(14.6)
Gains and losses on hedges maturing in 2002	(5.0)	12.1	7.1
Deferred gains and losses on hedges recognised in the statement of total recognised gains and losses in 2002	23.6	3.4	27.0

Deferred gains and losses on hedges at 30 September 2002	25.9	(6.4)	19.5

The unrecognised difference between the carrying amount and the fair value of the forward foreign exchange contracts and the swap agreements (as shown in note 3 d) i)) is analysed in the unrecognised gains and losses table below.

	Forward foreign
	exchange contracts		Swap agreements

	Gains	Losses	Gains	Losses	Net total
	£ million	£ million	£ million	£ million	£ million

Unrecognised gains and losses
Unrecognised gains and losses on hedges at 1 October 2001	1.7	(10.8)	12.3	(6.2)	(3.0)
Gains and losses arising in previous years that were recognised in 2002	(1.5)	7.8	(4.3)	0.1	2.1

Gains and losses arising before 2002 that were not recognised in 2002	0.2	(3.0)	8.0	(6.1)	(0.9)
Gains and losses arising in 2002 that were not recognised in 2002	5.4	2.3	14.1	(4.4)	17.4

Unrecognised gains and losses on hedges at 30 September 2002	5.6	(0.7)	22.1	(10.5)	16.5

Of which
Gains and losses expected to be recognised in 2003	5.2	(0.7)	0.8	(0.5)	4.8
Gains and losses expected to be recognised in 2004 or later	0.4	—	21.3	(10.0)	11.7

e) Currency exposures
As outlined on page 45 in the finance and treasury review under the heading ‘currency risk’, it is the Group’s policy to hedge against the potential impact on its profit and loss account of the currency gains and losses arising from monetary assets and liabilities not denominated in the operating or functional currency of the operating unit involved.

     After taking account of the hedging transactions, there was no significant net profit and loss account exposure to currency gains and losses arising from monetary assets and liabilities at 30 September 2002.

f) Financial instruments
i) Financial assets
The interest rate and currency profile of the Group’s financial assets (excluding short-term debtors) at 30 September 2002 is shown below. The categories of the Group’s financial assets are shown in note 3 d) i).

	2002				2001

			Financial				Financial
			assets on				assets on
	Floating rate	Fixed rate	which no	Total	Floating rate	Fixed rate	which no	Total
	financial	financial	interest is	financial	financial	financial	interest is	financial
	assets	assets	received	assets	assets	assets	received	assets
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sterling	28.1	11.5	1.7	41.3	65.8	10.0	2.3	78.1
US dollar	10.4	123.4	21.3	155.1	13.9	115.8	21.2	150.9
Australian dollar	82.4	—	—	82.4	20.6	—	—	20.6
South African rand	9.0	—	1.6	10.6	44.4	—	2.3	46.7
Japanese yen	51.5	—	6.7	58.2	26.5	—	7.7	34.2
Other	39.2	—	0.6	39.8	85.2	—	0.1	85.3

Total	220.6	134.9	31.9	387.4	256.4	125.8	33.6	415.8

83  The BOC Group plc  Report and accounts 2002

Notes to the financial statements

3. Treasury information continued

	2002		2001
	Fixed rate financial assets		Fixed rate financial assets

		Weighted		Weighted
		average		average
	Weighted	period for	Weighted	period for
	average	which rate is	average	which rate is
	interest rate	fixed	interest rate	fixed
	%	years	%	years

Sterling	6.7	2.1	6.1	2.9
US dollar	10.3	4.8	10.1	5.4

Financial assets on which no interest is received comprise £30.3 million (2001: £31.7 million) of non-redeemable equity instruments in other companies and £1.6 million (2001: £1.9 million) of loans to joint ventures and associates which have no fixed date of repayment.
     The floating rate financial assets, which principally comprise cash and deposits and loans to joint ventures and associates, carry interest based on different benchmark rates depending on the currency of the balance.
     The principal benchmark rates for floating rate financial assets are LIBOR for sterling balances, US LIBOR for US dollar balances, Australian bank bill rate for Australian dollar balances, South African prime rate for South African rand balances and Japanese yen LIBOR for Japanese yen balances.

ii) Financial liabilities
The interest rate and currency profile of the Group’s financial liabilities including swaps (excluding short-term creditors) at 30 September 2002 is shown below. The categories of the Group’s financial liabilities are shown in note 3 d) i).

	2002				2001

			Financial				Financial
			liabilities on				liabilities on
	Floating rate	Fixed rate	which no	Total	Floating rate	Fixed rate	which no	Total
	financial	financial	interest	financial	financial	financial	interest	financial
	liabilities	liabilities	is paid	liabilities	liabilities	liabilities	is paid	liabilities
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sterling	58.8	300.0	—	358.8	66.6	299.0	1.9	367.5
US dollar	304.3	225.5	—	529.8	257.9	241.2	—	499.1
Australian dollar	79.6	35.6	—	115.2	83.4	35.9	—	119.3
South African rand	22.9	23.7	—	46.6	8.3	78.0	—	86.3
Japanese yen	92.5	165.9	—	258.4	47.5	178.2	—	225.7
Canadian dollar	41.1	—	—	41.1	39.3	1.0	—	40.3
Thai baht	11.9	52.1	—	64.0	11.5	30.4	—	41.9
Other	88.6	25.5	—	114.1	118.9	29.0	—	147.9

Total	699.7	828.3	—	1,528.0	633.4	892.7	1.9	1,528.0

	2002		2001
	Fixed rate financial liabilities		Fixed rate financial liabilities

		Weighted		Weighted
		average		average
	Weighted	period for	Weighted	period for
	average	which rate is	average	which rate is
	interest rate	fixed	interest rate	fixed
	%	years	%	years

Sterling	8.3	13.9	8.4	14.9
US dollar	7.1	4.2	7.1	5.2
Australian dollar	6.2	0.2	6.2	1.3
South African rand	11.9	3.9	12.4	2.9
Japanese yen	0.9	3.8	1.0	4.2
Thai baht	4.0	1.8	6.2	0.4
Other	9.7	2.8	10.2	3.2

The floating rate financial liabilities principally comprise debt which carries interest based on different benchmark rates depending on the currency of the balance.
     The principal benchmark rates for floating rate financial liabilities are LIBOR for sterling balances, US LIBOR for US dollar balances, Australian bank bill rate for Australian dollar balances, South African prime rate for South African rand balances and Japanese yen LIBOR for Japanese yen balances.
     The maturity profile of the net borrowings is set out in note 3 c) ii). Other floating rate financial liabilities are mainly employee incentive provisions. These are expected to be utilised over the period to 2004 depending on the future choices of the relevant employees.

84  The BOC Group plc  Report and accounts 2002

4. Tax
a) Tax on profit on ordinary activities

		2001	2000
	2002	(restated)	(restated)
	£ million	£ million	£ million

Current tax:
Payable in the UK
Corporation tax at 30% (2001: 30%, 2000: 30%)	51.7	60.4	54.8
Double tax relief	(19.7)	(17.0)	(16.3)

	32.0	43.4	38.5

Payable overseas
US — Federal tax at 35% (2001: 35%, 2000: 35%)	(1.0)	—	2.1
— State and local taxes	0.6	1.3	1.6
— Prior year tax	—	(2.2)	(1.1)
Australia at 30% (2001: 34%, 2000: 36%)	14.6	14.0	18.2
South Africa at 30% (2001: 30%, 2000: 30%)	18.0	15.2	14.5
Japan at 42% (2001: 42%, 2000: 48%)	8.3	12.7	11.2
Other countries	30.9	27.3	20.3

	71.4	68.3	66.8

Total current tax	103.4	111.7	105.3

Deferred tax:
Origination and reversal of timing differences	3.4	(7.1)	29.9
Effect of change in tax rate on opening liability	(0.6)	—	—

Total deferred tax	2.8	(7.1)	29.9

Tax on profit on ordinary activities	106.2	104.6	135.2

Analysis of charge in the period by entity type
Subsidiary undertakings	100.3	97.6	121.6
Share of joint ventures	3.6	4.3	11.5
Share of associates	2.3	2.7	2.1

Tax on profit on ordinary activities	106.2	104.6	135.2

The tax charge includes a credit of £15.3 million for the operating exceptional charges (2001: £48.8 million, 2000: £12.4 million) and a credit of £7.5 million for the non-operating exceptional charges (2001: £1.9 million charge, 2000: £2.7 million charge). The effective rate of tax excluding exceptional items was 30.0 per cent (2001: 32.5 per cent, 2000: 33.4 per cent).

b) Deferred tax

		2001	2000
	2002	(restated)	(restated)
i) Deferred tax UK GAAP	£ million	£ million	£ million

Analysis
Arising from accelerated depreciation allowances	362.1	344.8	326.5
Other timing differences	(53.5)	(32.5)	(20.7)
Tax losses and other credits available	(24.7)	(26.4)	(18.5)

	283.9	285.9	287.3

Movement during the year
At 1 October 2001	285.9	287.3	256.8
Exchange adjustment	(8.6)	(7.3)	10.6
Arising during the year[1]	9.5	(3.1)	23.7
Transfers to current tax	0.8	3.3	2.3
Other movements	(3.7)	5.7	(6.1)

At 30 September 2002[2]	283.9	285.9	287.3

1.	Subsidiary undertakings only.
2.	The balance at 30 September 2002 represents deferred tax assets of £7.9 million (2001: £8.4 million, 2000: £8.5 million) and deferred tax liabilities of £291.8 million (2001: £294.3 million, 2000: £295.8 million).

85  The BOC Group plc  Report and accounts 2002

Notes to the financial statements

4. Tax continued

ii) Deferred tax — US GAAP
For US GAAP reporting, the Group follows SFAS109, Accounting for Income Taxes, in respect of deferred taxation. SFAS109 requires deferred tax to be fully provided on all temporary differences.
     The table below provides a reconciliation of deferred taxes from a UK GAAP basis to a US GAAP basis at 30 September 2002.

		Adjustments
	UK GAAP	to US GAAP	US GAAP
	£ million	£ million	£ million

Accelerated capital allowances	362.1	—	362.1
Other temporary differences	(53.5)	72.7	19.2
Tax losses and other credits available	(24.7)	—	(24.7)

	283.9 [1]	72.7	356.6

1.	The UK deferred tax balance of £283.9 million does not include the deferred tax asset of £106.4 million relating to the Group’s net pension liabilities. As required by the applicable UK GAAP accounting standard, FRS17, this asset is set against the relevant retirement benefit liability to show the net position (see note 6 e)). If it was included above, it would be wholly reversed in the adjustments to US GAAP.

US GAAP
£ million

Movement during the year
At 1 October 2001	333.8
Exchange adjustment	(7.2)
Arising during the year	37.5
Transfers from current tax	0.8
Other movements	(8.3)

At 30 September 2002	356.6

The components of deferred tax assets/(liabilities) at 30 September 2002 were:

	2002	2001
	£ million	£ million

Long-term
Asset	130.4	44.8
Liability	(507.0)	(399.3)

Net liability	(376.6)	(354.5)

Short-term
Asset	25.5	22.8
Liability	(5.5)	(2.1)

Net asset	20.0	20.7

Total deferred tax assets	155.9	67.6
Total deferred tax liabilities	(512.5)	(401.4)

	(356.6)	(333.8)

86  The BOC Group plc  Report and accounts 2002

4. Tax continued
c) Factors affecting the current and Group effective tax charge for the period
The table set out below provides a reconciliation between the UK corporation tax rate and the Group’s effective tax rate, excluding exceptional items, computed by taking the various elements of the tax reconciliation as a percentage of the profit before tax, excluding exceptional items.

		2001	2000
	2002	(restated)	(restated)
	%	%	%

UK corporation tax rate	30.0	30.0	30.0
Difference in tax rates of overseas subsidiaries, joint ventures and associates	0.5	1.3	1.2
Excess of tax depreciation over book depreciation	(3.9)	(3.7)	(3.2)
Other timing differences	2.7	(1.5)	(2.0)
State and local taxes	0.5	0.7	1.0
Net utilisation of losses	(1.1)	(0.7)	(0.7)
Investment tax credits	(2.4)	(1.1)	(1.8)
Prior year tax	0.9	(0.6)	(1.3)
Permanent items and other items with less than a 5% net effect	0.1	1.1	2.5

Effective current tax rate before exceptional items	27.3	25.5	25.7
Timing differences	2.7	7.0	7.7

Effective Group tax rate before exceptional items	30.0	32.5	33.4

Profit on ordinary activities before tax (including exceptional items), as shown in the consolidated profit and loss account, is analysed over its component parts as follows:

		2001	2000
	2002	(restated)	(restated)
	£ million	£ million	£ million

UK	66.6	86.4	148.1
Overseas	268.7	275.8	293.7

	335.3	362.2	441.8

d) Factors that may affect future tax charges
The total charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation and the use of tax credits.

e) Unused tax credits
On a consolidated basis, the Group has net operating loss carryforwards of £44.4 million. If not offset against taxable income, these losses will expire as follows:

Net
operating loss
Year	£ million

2003	—
2004	11.7
2005	—
2006	—
2007	—
Thereafter, or no expiry date	32.7

For US Federal tax purposes, the Group has investment tax credits and general business tax credits to carry forward of approximately £12.9 million, which are available to reduce income taxes otherwise payable. These do not expire until 2003 or thereafter.
     In addition, the Group has alternative minimum tax credits for US Federal income tax purposes of approximately £27.7 million which can be carried forward to reduce regular tax liabilities of future years. There is no expiration date on these credits.
     Investment tax credits are accounted for by the flow-through method whereby they reduce income taxes currently payable and the provision for income taxes in the period in which the assets giving rise to such credits are placed in service. Deferred tax assets, subject to the need for a valuation allowance, are recognised to the extent that the investment tax credits are not currently utilised.

87  The BOC Group plc  Report and accounts 2002

Notes to the financial statements

5. Directors
Directors’ remuneration and interests are given in the report on remuneration on pages 56 to 63.

6. Employees
a) Subsidiaries

		2002		2001

	Year end		Average	Year end	Average

i) Employees by business
Process Gas Solutions	5,806		5,979	6,037	6,076
Industrial and Special Products	15,266		14,681	14,369	14,201
BOC Edwards	5,367		5,186	4,830	4,916
Afrox hospitals	14,152		13,934	12,833	12,804
Gist	5,302		5,100	4,774	4,284
Corporate	387		376	328	296

	46,280		45,256	43,171	42,577

ii) Employees by region
Europe	13,213		12,739	12,173	11,750
Americas	7,243		7,312	7,305	7,262
Africa	17,435		17,213	16,120	16,137
Asia/Pacific	8,389		7,992	7,573	7,428

	46,280		45,256	43,171	42,577

b) Joint ventures and associates
Joint ventures	3,570		3,596	3,595	3,874
Associates	742		728	712	684

	4,312		4,324	4,307	4,558

c) Employment costs

		2001	2000
	2002	(restated)	(restated)
	£ million	£ million	£ million

Wages and salaries	813.9	758.8	729.5
Social security costs	77.7	74.0	64.3
Other pension costs	66.3	76.0	54.4

	957.9	908.8	848.2

Other pension costs includes an exceptional charge of £nil (2001: £16.7 million, 2000: £nil). See also note 2 b).

88  The BOC Group plc  Report and accounts 2002

6. Employees continued

d) Option and incentive schemes
BOC operates share option schemes for both executives and employees. The features of these are given in the report on remuneration and the employees report.

							Executive
							share award
	Employee options			Executive options[1]			plan[2]

	Number of		Weighted	Number of		Weighted	Number of
	shares	Range of	average	shares	Range of	average	shares
i) Summary of movements in share options	million	option prices	option price	million	option prices	option price	million

Outstanding at 1 October 1999	6.1	489p-882p	776p	16.7	532p-1119p	847p	—
Granted	1.3	870p	870p	6.7	937p	937p	0.8
Exercised	(1.1)	489p-762p	692p	(0.6)	536p-980p	670p	—
Lapsed	(0.4)	489p-882p	797p	(1.2)	722p-1119p	904p	—

Outstanding at 30 September 2000	5.9	610p-882p	810p	21.6	532p-1119p	877p	0.8
Granted	1.2	894p	894p	4.4	986p-1034p	994p	—
Exercised	(0.4)	610p-894p	765p	(2.5)	532p-980p	740p	—
Lapsed	(1.0)	610p-894p	830p	(1.8)	722p-993p	929p	(0.1)

Outstanding at 30 September 2001	5.7	610p-894p	835p	21.7	627p-1119p	914p	0.7
Granted	1.2	914p	914p	5.5	1016p-1079p	1016p	—
Exercised	(1.0)	610p-914p	787p	(3.1)	627p-980p	868p	(0.7)
Lapsed	(0.5)	610p-914p	857p	(0.6)	742p-1119p	957p	—

Outstanding at 30 September 2002	5.4	650p-914p	855p	23.5	677p-1119p	943p	—

Number of participants at 30 September 2002	6,100			1,097			—

Options exercisable:
At 30 September 2002	—	—	—	8.6	677p-1119p	877p	—
At 30 September 2001	—	—	—	2.0	627p-742p	705p	—

Fair value of options granted during:
Year ended 30 September 2002	289p			242p
Year ended 30 September 2001	264p			232p

1.	Executive options include share options and rights and long-term share incentive units.
2.	The executive share award plan was granted at an option price of £nil.

The weighted average fair value of options granted during the year was calculated using the Black-Scholes option pricing model. Details of the assumptions used are given in (ii) below.

	Employee options			Executive options[3]

	Number of	Weighted	Normal	Number of	Weighted	Normal
	shares	average	exercisable	shares	average	exercisable
ii) Analysis of share options	thousand	option price	date	thousand	option price	date

Outstanding at 30 September 2002
Date of grant
1993	—	—	—	242	742p	1996-2003
1994	—	—	—	361	678p	1997-2004
1995	5	650p	2002-2003	712	722p	1999-2005
1996	270	827p	2001-2004	1,110	915p	1999-2006
1997	258	882p	2002-2005	1,276	981p	2000-2007
1998	843	823p	2001-2006	2,100	915p	2001-2008
1999	779	766p	2002-2007	2,809	860p	2002-2009
2000	1,090	870p	2003-2008	5,384	937p	2003-2010
2001	1,037	894p	2004-2009	4,126	994p	2004-2011
2002	1,147	914p	2005-2010	5,353	1016p	2005-2012

	5,429			23,473

3.	Executive options include share options and rights and long-term share incentive units.

89  The BOC Group plc  Report and accounts 2002

Notes to the financial statements

6. Employees continued
Executive options are granted at the market price of the company’s shares at the time of the grant and consequently there is no compensation expense under UK GAAP. The Group also takes advantage of the exemption granted under UITF 17, Employee Share Schemes, whereby no compensation expense need be recorded for employee schemes.
     For US reporting purposes the company applies APB Opinion 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its plans. By applying this statement the employee share schemes are deemed non-compensatory and therefore do not result in an expense for financial reporting purposes. Under the executive schemes, grants of share options are at the market price of the company’s shares at the time of grant.
     If compensation cost for the Group’s share option plans had been determined based on the fair value at the grant dates for awards under those plans consistent with the method of US SFAS123, Accounting for Stock Based Compensation, the Group’s profit before tax under US GAAP would have been charged with an additional cost of £6.3 million (2001: £9.7 million, 2000: £8.3 million), basic earnings per share would have been 51.18p (2001: 46.71p, 2000: 53.99p) and diluted earnings per share would have been 50.99p (2001: 46.54p, 2000: 53.72p).
     The Black-Scholes model was used to measure the compensation expense under US SFAS123. The assumptions used for grants in 2002 included a dividend yield of 4.0 per cent (2001: 4.0 per cent, 2000: 3.3 per cent), expected share price volatility of 31.0 per cent (2001: 30.0 per cent, 2000: 24.6 per cent), a weighted average expected life of 5.0 years (2001: 4.2 years, 2000: 4.2 years) and a weighted average interest rate of 4.9 per cent (2001:5.1 per cent, 2000: 5.9 per cent). The weighted average interest rate is based on UK Gilts on the date of grant with a maturity similar to the related options.

e) Retirement benefits
i) UK GAAP FRS17 Retirement benefits — Group
The Group operates a number of pension schemes throughout the world. The majority of the schemes are self-administered and the schemes’ assets are held independently of the Group’s finances. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries.
     The Group operates defined benefit schemes in Europe, Americas, Africa and Asia/Pacific. The largest schemes are located in the UK, US, South Africa and Australia. The UK and South African schemes are based on final salary and the US on annual salary. With effect from 1 January 1998 the Australian scheme changed to operate primarily as a defined contribution scheme, although it retains some defined benefit guarantees. The geographical split of the pension schemes has been amended in 2002 to be consistent with the segmental analysis.
     The most recent actuarial valuations have been updated by an independent qualified actuary to take account of the requirements of FRS17 in order to assess the liabilities of the schemes at 30 September 2002. Scheme assets are stated at their market value at 30 September 2002.
     On the advice of the actuaries, company contributions to the principal UK scheme will resume from 1 October 2002 at a rate of 14.4 per cent of payroll. In accordance with South African legislation, contributions recommenced on 7 December 2001 at rates ranging from 10.5 per cent to 12 per cent. Contribution rates were increased in June 2002 and now range from 14.9 per cent to 19.5 per cent. As the South African schemes and the defined benefit guarantees of the Australian scheme are closed schemes, the current service cost as a percentage of pensionable salaries under the projected unit method will increase as the members approach retirement. Contributions recommenced to the Australian scheme on 1 October 2001 at rates ranging from 11 per cent to 17 per cent. In the US, company contributions to the pension plan remain suspended.
     During the year, the Pension Funds Second Amendment Act, 2001 was passed in South Africa. Under this Act, surpluses in pension funds have to be used in a manner specified under Regulations to the Act to improve current and former members’ benefits prior to the employer obtaining any benefit from the surpluses. Consequently, it is considered unlikely that the company will obtain any benefit from the surpluses in the South African schemes. Therefore the surpluses at 30 September 2002 have been written off in the statement of total recognised gains and losses in accordance with FRS17.

Main assumptions for FRS17 purposes	Europe	Americas	Africa	Asia/Pacific

Date of latest actuarial valuation	31 Mar 02	1 Jan 01	30 Jun 01	31 Dec 00
2002
Rate of increase in salaries	3.9%	3.75%	9.5%	3.5%
Rate of increase in pensions in payment	2.4%	—	6.8%	2.5%
Discount rate	5.5%	6.5%	12.0%	6.1%
Inflation	2.4%	2.5%	7.0%	2.5%

2001
Rate of increase in salaries	4.55%	4.75%	7.5%	4.0%
Rate of increase in pensions in payment	2.5%	—	4.8%	3.0%
Discount rate	6.1%	7.25%	10.0%	5.75%
Inflation	2.5%	3.75%	7.5%	3.0%

2000
Rate of increase in salaries	5.0%	4.85%	12.5%	3.5%
Rate of increase in pensions in payment	3.0%	—	9.4%	3.5%
Discount rate	6.2%	7.75%	15.0%	6.25%
Inflation	3.0%	3.75%	12.5%	2.5%

The assumptions used for the US health care benefits for FRS17 purposes are a discount rate of 6.5 per cent (2001: 7.25 per cent, 2000: 7.75 per cent) and an ultimate health care cost trend rate of 4.5 per cent (2001: 4.75 per cent, 2000: 5.25 per cent).
     Contributions to non defined benefit schemes in the year were £9.6 million (2001: £6.3 million,2000: £5.5 million) and are included in note 6 c).

90  The BOC Group plc  Report and accounts 2002

6. Employees continued
The assets in the schemes and the expected rates of return were:

	Equities	Bonds	Other	Total

Long-term rate of return expected at 30 September 2002
Europe	8.5%	4.9%	4.0%	—
Americas	9.5%	6.0%	—	—
Africa	14.0%	12.0%	8.5%	—
Asia/Pacific	7.7%	4.7%	5.7%	—

Value at 30 September 2002 (£ million)
Europe	686.2	235.0	18.8	940.0
Americas	289.2	51.0	—	340.2
Africa	49.6	15.3	5.4	70.3
Asia/Pacific	89.8	16.3	16.7	122.8

Total	1,114.8	317.6	40.9	1,473.3

Long-term rate of return expected at 30 September 2001
Europe	8.5%	5.2%	4.6%	—
Americas	9.5%	6.0%	—	—
Africa	12.0%	10.0%	8.4%	—
Asia/Pacific	7.4%	5.1%	6.1%	—

Value at 30 September 2001 (£ million)
Europe	897.6	226.8	18.8	1,143.2
Americas	345.0	70.7	—	415.7
Africa	54.7	18.2	6.3	79.2
Asia/Pacific	92.3	18.0	17.3	127.6

Total	1,389.6	333.7	42.4	1,765.7

Long-term rate of return expected at 30 September 2000
Europe	7.5%	5.0%	6.0%	—
Americas	9.0%	6.0%	—	—
Africa	15.5%	13.5%	12.2%	—
Asia/Pacific	7.5%	5.4%	5.9%	—

Value at 30 September 2000 (£ million)
Europe	1,162.0	250.1	17.2	1,429.3
Americas	469.2	70.1	—	539.3
Africa	74.8	21.3	6.8	102.9
Asia/Pacific	111.7	18.4	18.9	149.0

Total	1,817.7	359.9	42.9	2,220.5

The following amounts at 30 September 2002 were measured in accordance with the requirements of FRS17:

		Americas	Americas
	Europe	pensions	health care	Africa	Asia/Pacific	Total
	£ million	£ million	£ million	£ million	£ million	£ million

2002
Total market value of assets	940.0	340.2	—	70.3	122.8	1,473.3
Present value of scheme liabilities	(1,331.6)	(250.4)	(50.1)	(59.3)	(134.0)	(1,825.4)
Irrecoverable surplus	—	—	—	(11.0)	—	(11.0)

(Deficit)/surplus in the scheme	(391.6)	89.8	(50.1)	—	(11.2)	(363.1)
Related deferred tax asset/(liability)	117.5	(35.5)	19.8	—	4.6	106.4

Net pension (liabilities)/assets[1]	(274.1)	54.3	(30.3)	—	(6.6)	(256.7)

2001
Total market value of assets	1,143.2	415.7	—	79.2	127.6	1,765.7
Present value of scheme liabilities	(1,172.0)	(258.2)	(52.0)	(66.4)	(130.8)	(1,679.4)

(Deficit)/surplus in the scheme	(28.8)	157.5	(52.0)	12.8	(3.2)	86.3
Related deferred tax asset/(liability)	8.6	(62.2)	20.5	(3.9)	1.7	(35.3)

Net pension (liabilities)/assets[1]	(20.2)	95.3	(31.5)	8.9	(1.5)	51.0

2000
Total market value of assets	1,429.3	539.3	—	102.9	149.0	2,220.5
Present value of scheme liabilities	(1,161.9)	(233.0)	(43.7)	(70.8)	(146.6)	(1,656.0)

Surplus/(deficit) in the scheme	267.4	306.3	(43.7)	32.1	2.4	564.5
Related deferred tax (liability)/asset	(80.2)	(121.0)	17.3	(9.6)	(0.1)	(193.6)

Net pension assets/(liabilities)[1]	187.2	185.3	(26.4)	22.5	2.3	370.9

1.	Included in the net pension (liabilities)/assets are assets of £54.3 million (2001: £107.0 million, 2000: £402.0 million) and liabilities of £311.0 million (2001: £56.0 million, 2000: £31.1 million).

91  The BOC Group plc  Report and accounts 2002

Notes to the financial statements

6. Employees continued

		Americas	Americas
	Europe	pensions	health care	Africa	Asia/Pacific	Total
Analysis of the amount charged to operating profit	£ million	£ million	£ million	£ million	£ million	£ million

Year to 30 September 2002
Current service cost	(33.5)	(12.8)	(1.6)	(1.7)	(7.2)	(56.8)
Past service cost[2]	(0.6)	0.7	—	—	—	0.1

Total operating charge	(34.1)	(12.1)	(1.6)	(1.7)	(7.2)	(56.7)

Year to 30 September 2001
Current service cost	(35.8)	(8.6)	(1.3)	(2.2)	(4.7)	(52.6)
Past service cost	(0.4)	(16.7)	—	—	—	(17.1)

Total operating charge	(36.2)	(25.3)	(1.3)	(2.2)	(4.7)	(69.7)

Year to 30 September 2000
Current service cost	(31.1)	(8.0)	(1.0)	(2.5)	(4.7)	(47.3)
Past service cost	(1.6)	—	—	—	—	(1.6)

Total operating charge	(32.7)	(8.0)	(1.0)	(2.5)	(4.7)	(48.9)

2.	Two amendments have been made to the US pension plan in 2002 relating to the allocation of the interest credit to plan members, both retrospectively and in the future. The net impact of the amendments is a £0.7 million credit against past service cost in the year.

		Americas	Americas
	Europe	pensions	health care	Africa	Asia/Pacific	Total
Analysis of the amount included in net interest	£ million	£ million	£ million	£ million	£ million	£ million

Year to 30 September 2002
Expected return on pension scheme assets	87.4	36.2	—	7.2	8.3	139.1
Interest on pension scheme liabilities	(71.1)	(18.6)	(3.7)	(5.6)	(7.1)	(106.1)

Net interest on FRS17 pension schemes	16.3	17.6	(3.7)	1.6	1.2	33.0

Year to 30 September 2001
Expected return on pension scheme assets	99.3	46.7	—	11.9	9.0	166.9
Interest on pension scheme liabilities	(71.9)	(18.1)	—	(9.7)	(7.5)	(107.2)

Net interest on FRS17 pension schemes	27.4	28.6	—	2.2	1.5	59.7

Year to 30 September 2000
Expected return on pension scheme assets	88.7	38.4	—	13.0	9.4	149.5
Interest on pension scheme liabilities	(69.4)	(13.7)	—	(10.3)	(7.3)	(100.7)

Net interest on FRS17 pension schemes	19.3	24.7	—	2.7	2.1	48.8

		Americas	Americas
Analysis of the amount recognised in the statement	Europe	pensions	health care	Africa	Asia/Pacific	Total
of total recognised gains and losses	£ million	£ million	£ million	£ million	£ million	£ million

Year to 30 September 2002
Actual return less expected return on pension scheme assets	(246.4)	(71.6)	—	3.0	(13.6)	(328.6)
Experience gains and losses arising on the scheme liabilities	(9.7)	6.7	5.8	(3.9)	(1.3)	(2.4)
Changes in assumptions underlying the present value of the scheme liabilities	(91.7)	(2.2)	(5.9)	—	5.5	(94.3)
Irrecoverable surplus	—	—	—	(11.6)	—	(11.6)

Actuarial (loss) recognised in the statement of total recognised gains and losses[3]	(347.8)	(67.1)	(0.1)	(12.5)	(9.4)	(436.9)

Year to 30 September 2001
Actual return less expected return on pension scheme assets	(346.2)	(156.4)	—	(11.9)	(13.3)	(527.8)
Experience gains and losses arising on the scheme liabilities	(7.6)	(0.9)	(6.9)	(0.3)	10.7	(5.0)
Changes in assumptions underlying the present value of the scheme liabilities	64.0	—	—	(2.9)	—	61.1

Actuarial (loss) recognised in the statement of total recognised gains and losses[3]	(289.8)	(157.3)	(6.9)	(15.1)	(2.6)	(471.7)

Year to 30 September 2000
Actual return less expected return on pension scheme assets	109.0	57.2	—	8.5	9.0	183.7
Experience gains and losses arising on the scheme liabilities	22.2	(30.9)	(17.8)	3.9	(11.8)	(34.4)
Changes in assumptions underlying the present value of the scheme liabilities	(32.4)	—	3.0	—	—	(29.4)

Actuarial gain/(loss) recognised in the statement of total recognised gains and losses[3]	98.8	26.3	(14.8)	12.4	(2.8)	119.9

3.	Included in the actuarial gain/(loss) for the year is £(5.7) million in respect of minority interests (2001: £(6.8) million, 2000: £5.7 million).

92  The BOC Group plc  Report and accounts 2002

6. Employees continued

		Americas	Americas
	Europe	pensions	health care	Africa	Asia/Pacific	Total
Movement in (deficit)/surplus during the year	£ million	£ million	£ million	£ million	£ million	£ million

Year to 30 September 2002
(Deficit)/surplus in scheme at 1 October	(28.8)	157.5	(52.0)	12.8	(3.2)	86.3
Movement in the year:
Current service cost	(33.5)	(12.8)	(1.6)	(1.7)	(7.2)	(56.8)
Past service cost	(0.6)	0.7	—	—	—	0.1
Contributions	2.8	—	3.9	1.8	6.3	14.8
Other finance income	16.3	17.6	(3.7)	1.6	1.2	33.0
Actuarial (loss)	(347.8)	(67.1)	(0.1)	(12.5)	(9.4)	(436.9)
Exchange adjustment	—	(6.1)	3.4	(2.0)	1.1	(3.6)

(Deficit)/surplus in scheme at 30 September	(391.6)	89.8	(50.1)	—	(11.2)	(363.1)

Year to 30 September 2001
Surplus/(deficit) in scheme at 1 October	267.4	306.3	(43.7)	32.1	2.4	564.5
Movement in the year:
Current service cost	(35.8)	(8.6)	(1.3)	(2.2)	(4.7)	(52.6)
Past service cost	(0.4)	(16.7)	—	—	—	(17.1)
Contributions	2.4	—	3.7	—	—	6.1
Other finance income	27.4	28.6	—	2.2	1.5	59.7
Actuarial (loss)	(289.8)	(157.3)	(6.9)	(15.1)	(2.6)	(471.7)
Exchange adjustment	—	5.2	(3.8)	(4.2)	0.2	(2.6)

(Deficit)/surplus in scheme at 30 September	(28.8)	157.5	(52.0)	12.8	(3.2)	86.3

		Americas	Americas
	Europe	pensions	health care	Africa	Asia/Pacific	Total
History of experience gains and losses	£ million	£ million	£ million	£ million	£ million	£ million

Year to 30 September 2002
Difference between the expected and actual return on scheme assets
Amount (£ million)	(246.4)	(71.6)	—	3.0	(13.6)	(328.6)
Percentage of scheme assets	(26.2% )	(21.0% )	—	4.3%	(11.1% )	(22.3% )
Experience gains and losses on scheme liabilities
Amount (£ million)	(9.7)	6.7	5.8	(3.9)	(1.3)	(2.4)
Percentage of the present value of scheme liabilities	(0.7% )	2.7%	11.6%	(6.6% )	(1.0% )	(0.1% )
Total amount recognised in the statement of total recognised gains and losses
Amount (£ million)	(347.8)	(67.1)	(0.1)	(12.5)	(9.4)	(436.9)
Percentage of the present value of scheme liabilities	(26.1% )	(26.8% )	(0.2% )	(21.1% )	(7.0% )	(23.9% )

Year to 30 September 2001
Difference between the expected and actual return on scheme assets
Amount (£ million)	(346.2)	(156.4)	—	(11.9)	(13.3)	(527.8)
Percentage of scheme assets	(30.3%)	(37.6%)	—	(15.0%)	(10.4%)	(29.9%)
Experience gains and losses on scheme liabilities
Amount (£ million)	(7.6)	(0.9)	(6.9)	(0.3)	10.7	(5.0)
Percentage of the present value of scheme liabilities	(0.6%)	(0.3%)	(13.3%)	(0.4%)	8.2%	(0.3%)
Total amount recognised in the statement of total recognised gains and losses
Amount (£ million)	(289.8)	(157.3)	(6.9)	(15.1)	(2.6)	(471.7)
Percentage of the present value of scheme liabilities	(24.7%)	(60.9%)	(13.3%)	(22.7%)	(2.0%)	(28.1%)

Year to 30 September 2000
Difference between the expected and actual return on scheme assets
Amount (£ million)	109.0	57.2	—	8.5	9.0	183.7
Percentage of scheme assets	7.6%	10.6%	—	8.3%	6.0%	8.3%
Experience gains and losses on scheme liabilities
Amount (£ million)	22.2	(30.9)	(17.8)	3.9	(11.8)	(34.4)
Percentage of the present value of scheme liabilities	1.9%	(13.3%)	(40.7%)	5.5%	(8.0%)	(2.1%)
Total amount recognised in the statement of total recognised gains and losses
Amount (£ million)	98.8	26.3	(14.8)	12.4	(2.8)	119.9
Percentage of the present value of scheme liabilities	8.5%	11.3%	(33.9%)	17.5%	(1.9%)	7.2%

93  The BOC Group plc  Report and accounts 2002

Notes to the financial statements

6. Employees continued
ii) UK GAAP FRS17 Retirement benefits — parent company
The pension rights of UK BOC Group employees are dealt with through a self-administered scheme, the assets of which are held independently of the Group’s finances. The scheme is a defined benefit scheme that is funded partly by contributions from members and partly by contributions from Group undertakings at rates advised by independent professionally qualified actuaries. Acting on the advice of the actuaries, company contributions to the principal UK scheme will resume from 1 October 2002.
     The company accounts for pension costs in accordance with UK Financial Reporting Standard 17 (FRS17) on retirement benefits. In accordance with the standard, the company treats contributions to the pension scheme as if it were a defined contribution scheme. This is because the underlying assets and liabilities of the scheme cover a number of UK BOC Group undertakings and cannot readily be split between each Group undertaking on a consistent and reliable basis.

iii) Pensions — US GAAP
For the purposes of US GAAP, the pension costs of the largest schemes have been restated in the following tables in accordance with the requirement of SFAS132. The changes in projected benefit obligation, plan assets and details of the funded status of these retirement plans, together with the changes in the accumulated other post-retirement benefit obligations of the Group’s US business, are given below. The measurement date for UK and US pension plans is 30 June. The difference between the UK and US GAAP information, disclosed in note 6 e) i) and ii) is included in note 16.

	Pension benefits		Other benefits[1]

	2002	2001	2002	2001
	£ million	£ million	£ million	£ million

Change in benefit obligation
Projected benefit obligation at 1 October	1,599.5	1,666.0	52.0	47.1
Change due to re-measurement	—	—	—	(3.4)
Exchange adjustment	(27.3)	(7.6)	(3.4)	0.3
Service cost	54.6	54.0	1.6	1.2
Interest cost	102.9	107.5	3.6	3.3
Plan participants’ contributions	12.9	14.6	—	—
Actuarial losses/(gains)	44.7	(151.1)	0.2	7.2
Benefits paid	(91.9)	(86.6)	(3.9)	(3.7)
Other (income) less expenses	0.6	2.3	—	—
Curtailments, settlements, termination benefits	0.6	0.4	—	—
Plan amendments[2]	(0.7)	—	—	—

Projected benefit obligation at 30 September	1,695.9	1,599.5	50.1	52.0

Change in fair value of assets
Fair value of assets at 1 October	1,995.7	2,203.4	—	—
Exchange adjustment	(39.8)	(24.9)	—	—
Actual return on plan assets	(180.4)	(115.5)	—	—
Employer contributions	8.9	2.4	—	—
Plan participants’ contributions	12.9	14.6	—	—
Other income less (expenses)	0.6	2.3	—	—
Benefits paid	(91.9)	(86.6)	—	—

Fair value of assets at 30 September	1,706.0	1,995.7	—	—

Funded status and unrecognised (gains)/losses
Funded status	10.1	396.2	(50.1)	(52.0)
Unrecognised net transition asset	(26.1)	(42.9)	—	—
Unrecognised prior service cost/(credit)	23.9	28.9	(3.4)	(4.1)
Unrecognised net loss/(gain)	195.5	(191.2)	9.3	10.1

Prepaid/(accrued) pension cost	203.4	191.0	(44.2)	(46.0)

Amounts recognised in the statement of financial position consist of:
Prepaid benefit cost	183.0	191.0
Accrued benefit liability	(1.5)	—
Intangible asset	0.7	—
Accumulated other comprehensive income	21.2	—

Prepaid pension cost	203.4	191.0

1.	Other benefits relate to post retirement medical benefits.
2.	Plan amendments relate to changes made to the US pension plan.

The fair value of plan assets exceeds the accumulated benefit obligation for all plans except the Australian plan, where the accumulated benefit obligation, projected benefit obligation and fair value of plan assets were £110.6 million, £110.6 million and £109.1 million respectively (2001: £108.4 million, £108.4 million and £112.5 million).

94  The BOC Group plc  Report and accounts 2002

6. Employees continued
The main assumptions are as follows:

	Europe	Americas	Africa	Asia/Pacific

At 30 September 2002
Discount rate	5.8%	7.0%	12.0%	7.0%
Expected return on plan assets	7.7%	9.0%	12.0%	8.0%
Rate of compensation increase	3.9%	3.75%	9.5%	3.5%

At 30 September 2001
Discount rate	6.2%	7.25%	10.0%	5.75%
Expected return on plan assets	7.4%	9.0%	10.0%	6.5%
Rate of compensation increase	4.75%	4.75%	7.5%	3.0%

For the post retirement medical benefits plan at 30 September 2002, the initial health care cost trend rates for valuing the medical benefits and drug benefits were 10.0 per cent (2001:9.0 per cent) and 2.4 per cent (2001:2.0 per cent) respectively. These rates are assumed to reduce gradually to 4.5 per cent in 2009 (2001:4.75 per cent in 2009) for valuing medical benefits but no reduction is assumed for valuing the drug benefits.

	Pensionable benefits			Other benefits[3]

	2002	2001	2000	2002	2001	2000
	£ million	£ million	£ million	£ million	£ million	£ million

Service cost net of employees’ contributions	54.6	54.0	51.1	1.6	1.2	1.0
Interest cost on projected benefits obligation	102.9	107.5	99.5	3.6	3.3	1.8
Expected return on assets	(156.7)	(158.8)	(141.1)	—	—	—
Amortisation of net transition asset	(14.7)	(15.2)	(15.3)	—	—	—
Amortisation of prior service cost/(credit)	3.5	2.6	5.7	(0.5)	(0.5)	(0.4)
Amortisation of net (gain)/loss	(7.2)	(2.7)	—	0.3	—	(0.7)
Cost of special termination benefits	0.6	0.4	1.6	—	—	—

Net periodic pension (credit)/cost	(17.0)	(12.2)	1.5	5.0	4.0	1.7

3.	Other benefits relate to post retirement medical benefits.

It is estimated that a one per cent change in the weighted average health care costs trend would have the following effects on the accumulated benefit obligation and net periodic pension cost at 30 September 2002:

	One percentage point

	increase	decrease

Accumulated benefit obligation	6.0	(5.5)
Net periodic pension cost	0.9	(0.8)

95  The BOC Group plc  Report and accounts 2002

Notes to the financial statements

7. Fixed assets — intangible assets

		Negative	Other
	Goodwill	Goodwill	intangibles	Total
	£ million	£ million	£ million	£ million

Gross book value
At 1 October 2001	73.1	(20.4)	6.0	58.7
Exchange adjustment	(6.7)	(0.8)	(0.1)	(7.6)
Acquired during the year	117.3	(5.0)	0.6	112.9

At 30 September 2002	183.7	(26.2)	6.5	164.0

Amortisation
At 1 October 2001	8.8	(1.1)	2.9	10.6
Exchange adjustment	(0.8)	—	(0.1)	(0.9)
Impairment	—	(3.8)	—	(3.8)
Provided during the year	8.8	(2.0)	0.6	7.4

At 30 September 2002	16.8	(6.9)	3.4	13.3

Net book value
At 1 October 2001	64.3	(19.3)	3.1	48.1
At 30 September 2002	166.9	(19.3)	3.1	150.7

The increase in positive goodwill represents the excess of the fair value of the purchase price over the provisional fair value of the net assets of businesses acquired. The increase in negative goodwill represents the excess of the provisional fair value of the net assets of businesses acquired over the fair value of the purchase price. The most significant amounts are as follows:

	Positive	Negative	Amortisation
	Goodwill	Goodwill	period
Business acquired	£ million	£ million	Years

2002
Seiko Instruments Inc — turbomolecular pumps business	60.2	—	20
Unique Gas and Petrochemicals Public Company Limited	17.5	—	20
Enron Teesside Operations Limited — industrial assets	9.6	—	15
Hydromatix Inc	5.6	—	15
Semco	4.4	—	15
Minorities in Osaka Sanso Kogyo KK	—	(5.0)	10

2001
Remaining 50 per cent of joint ventures in Venezuela and Chile	7.5	—	12
UK Fluorogas	8.2	—	15
Minorities in Osaka Sanso Kogyo KK	—	(20.4)	10

2000
Kachina Semiconductor Services	7.9	—	15

1999
Chemical management division of FSI International Inc	16.4	—	15

Amortisation periods are those over which it is estimated that the value of the business acquired will exceed the value of the identifiable net assets of the business acquired.

96  The BOC Group plc  Report and accounts 2002

8. Fixed assets — tangible assets
a) Group summary

		Plant,
	Land and	machinery		Construction
	buildings[1]	and vehicles	Cylinders	in progress	Total
	£ million	£ million	£ million	£ million	£ million

Gross book value
At 1 October 2001	704.8	4,437.3	606.7	308.1	6,056.9
Exchange adjustment	(33.5)	(222.0)	(38.4)	(18.5)	(312.4)
Capital expenditure[2]	17.8	143.1	45.4	148.0	354.3
Disposals	(26.8)	(106.1)	(20.2)	(0.1)	(153.2)
Transfers	9.5	218.1	9.3	(236.9)	—
Acquisitions/disposals of businesses	42.9	19.2	17.3	0.3	79.7

At 30 September 2002	714.7	4,489.6	620.1	200.9	6,025.3

Depreciation
At 1 October 2001	222.8	2,390.1	275.4	—	2,888.3
Exchange adjustment	(5.5)	(112.5)	(16.6)	—	(134.6)
Provided during the year	35.3	242.6	45.6	—	323.5
Impairment	37.4	7.2	—	—	44.6
Disposals	(13.4)	(89.8)	(16.0)	—	(119.2)
Disposals of businesses	(0.4)	(4.3)	—	—	(4.7)

At 30 September 2002	276.2	2,433.3	288.4	—	2,997.9

Net book value at 1 October 2001
Owned assets	448.4	2,038.1	295.5	308.1	3,090.1
Leased assets	33.6	9.1	35.8	—	78.5

	482.0	2,047.2	331.3	308.1	3,168.6

Net book value at 30 September 2002[3]
Owned assets	407.4	2,047.8	299.8	200.9	2,955.9
Leased assets[4]	31.1	8.5	31.9	—	71.5

	438.5	2,056.3	331.7	200.9	3,027.4

1.	Net book value of land and buildings at cost was £405.4 million (2001: £407.6 million).
2.	Subsidiary undertakings only. Capital expenditure of joint ventures and associates is given in note 1.
3.	Net book value includes net interest capitalised of £63.8 million (2001: £67.7 million). The tax effect of this is included in the deferred tax provision.
4.	Leased assets are shown net of accumulated depreciation of £111.0 million (2001: £105.6 million).

b) Depreciation and operating lease rentals

	2002	2001	2000
	£ million	£ million	£ million

Depreciation on leased assets included above	8.5	6.8	6.7
Amortisation of capitalised interest included above	4.2	3.0	4.0
Operating lease rentals
— hire of plant and machinery	7.7	15.0	8.1
— property rent	23.1	25.0	26.4
— other	14.0	11.9	10.8

c) Regional analysis

The Group has numerous manufacturing, distribution and office facilities which are located in some 50 countries. At 30 September 2002, the Group’s property, plant and equipment, comprising land and buildings, plant, machinery, vehicles and cylinders was located regionally as follows:

	£ million	%

Europe (mainly the UK)	1,024.7	34
Americas (mainly the US)	978.4	32
Africa	178.3	6
Asia/Pacific	846.0	28

	3,027.4	100

The above amounts are stated at cost net of accumulated depreciation.

97  The BOC Group plc  Report and accounts 2002

Notes to the financial statements

8. Fixed assets — tangible assets continued

d)  Asset revaluations
Following the adoption of FRS15 — Tangible fixed assets in 2000, land and buildings are no longer revalued (see Accounting policies on page 72). The net book value of properties revalued in earlier years was £136.4 million. Properties not revalued were £302.1 million.

e)  Parent summary

		Plant,
	Land and	machinery
	buildings	and vehicles	Total
	£ million	£ million	£ million

Gross book value
At 1 October 2001	14.3	18.9	33.2
Capital expenditure	—	0.1	0.1
Disposals	—	(3.3)	(3.3)

At 30 September 2002	14.3	15.7	30.0

Depreciation
At 1 October 2001	3.3	11.1	14.4
Provided during the year	0.4	1.3	1.7
Disposals	—	(0.1)	(0.1)

At 30 September 2002	3.7	12.3	16.0

Net book value
At 1 October 2001	11.0	7.8	18.8
At 30 September 2002	10.6	3.4	14.0

f)  Net book value of land and buildings at 30 September 2002

	Group	Parent
	£ million	£ million

Freehold property	407.4	10.6
Leasehold property — long-term	27.4	–
— short-term	3.7	—

	438.5	10.6

g)  Capital commitments

	Group		Parent

	2002	2001	2002	2001
	£ million	£ million	£ million	£ million

Against which orders had been placed	33.3	96.0	—	2.5
Authorised but not committed	66.7	80.4	—	—

	100.0	176.4	—	2.5

The Group’s share of its joint ventures’ and associates’ capital commitments was:

	2002	2001
	£ million	£ million

Against which orders had been placed	3.1	2.4
Authorised but not committed	8.6	4.0

	11.7	6.4

98  The BOC Group plc Report and accounts 2002

9. Fixed assets — investments

a)  Group

		Group	Group	Group			Provisions
		share of	share of	loans to	Other	Own	against
	Goodwill	net assets of	net assets of	joint ventures	investments	shares	other
	of associates	joint ventures	associates	and associates	at cost	at cost	investments	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 1 October 2001
— previously reported	—	212.2	47.1	106.7	33.5	59.5	(1.8)	457.2
Prior year adjustment	—	(7.4)	—	—	—	—	—	(7.4)

At 1 October 2001 — restated	—	204.8	47.1	106.7	33.5	59.5	(1.8)	449.8
Exchange adjustment	(0.6)	(12.7)	(4.1)	(7.8)	(2.8)	0.1	0.4	(27.5)
Acquisitions/additions	8.7	10.1	6.0	20.9	21.6	—	—	67.3
Associates becoming subsidiaries	—	—	(3.2)	(1.1)	—	—	—	(4.3)
Disposals/repayments	—	—	(0.3)	(0.7)	(6.9)	(17.1)	(0.2)	(25.2)
Increase in net assets	—	3.3	3.8	—	—	—	—	7.1
Other	—	—	0.1	—	1.8	—	(0.5)	1.4

At 30 September 2002	8.1	205.5	49.4	118.0	47.2	42.5	(2.1)	468.6

i) Joint ventures
The cost of investment in joint ventures was £116.9 million (2001: £107.6 million) and the attributable profit before tax was £40.1 million (2001: £34.2 million, 2000: £40.2 million). There were no significant fair value adjustments on acquisitions.

ii) Associates
The cost of investment in associates was £15.1 million (2001: £8.3 million) and the attributable profit before tax was £9.4 million (2001: £10.5 million, 2000: £5.6 million).
     Goodwill of associates arose on the combination of the BOC Process Plants business with Linde Engineering. This represents the difference between the fair value of the consideration paid and the provisional fair value of the net assets acquired. This goodwill will be amortised over a period of 15 years. There were no significant fair value adjustments on acquisitions.

iii) Own shares
For share-based incentive schemes which do not use new issue shares, options are satisfied by the transfer of shares held in trust for the purpose. At 30 September 2002, options over 5.4 million shares were outstanding under these schemes, for which 4.6 million shares in the company were held pending exercise.
     Loans and advances for the purchase of shares in trust have been made either by the company or its subsidiaries. If the value of shares in trust is insufficient to cover the loans, the company and its subsidiaries will bear any loss. The company also bears administrative costs on an accruals basis.
     Based on the company’s share price at 30 September 2002 of 867.0p, the market value of own shares held in trust was £39.5 million. This compares with the acquisition cost shown above.
     Own shares are shown as fixed asset investments for accounting purposes, in accordance with FRS5 and UITF Abstract 13. Information on share option schemes appears in the report on remuneration and in notes 6 and 12.
     Dividends waived on the shares held in trust amounted to £1.8 million (2001: £1.2 million, 2000: £1.5 million).

iv) Related parties
During the year, interest income of £8.3 million (2001: £6.9 million, 2000: £6.5 million) was received from the Cantarell joint venture, a related party.

99  The BOC Group plc Report and accounts 2002

Notes to the financial statements

9.  Fixed assets — investments continued

b) Valuation

		2002	2001
		£ million	£ million

Listed on stock exchanges in the UK and overseas		91.1	112.5
Unlisted	— equity at directors’ valuation	244.9	237.1
	— other at directors’ valuation	132.6	107.6

Total book value		468.6	457.2

Market value of listed investments		123.1	152.7

c) Income

		2002	2001	2000
		£ million	£ million	£ million

Listed securities		7.5	6.0	2.2
Unlisted securities		30.6	19.5	20.5

		38.1	25.5	22.7
Less:	Dividends receivable from joint ventures	30.5	19.4	20.0
	Dividends receivable from associates	3.4	4.1	2.1

Income from other fixed asset investments		4.2	2.0	0.6

d) Parent

			Amounts
	Investments	Investments	due from	Own
	in subsidiary	in related	subsidiary	shares	Other
	undertakings	undertakings	undertakings	at cost	investments	Provisions	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 1 October 2001	1,142.8	250.1	1,278.8	44.9	—	(14.6)	2,702.0
Additions	345.3	8.7	396.3	—	13.9	(1.9)	762.3
Disposals/repayments	(18.0)	(250.1)	(343.2)	(8.6)	—	—	(619.9)

At 30 September 2002	1,470.1	8.7	1,331.9	36.3	13.9	(16.5)	2,844.4

10.  Net current assets/(liabilities)

a) Stocks

	Group

	2002	2001
	£ million	£ million

Raw materials	67.8	81.2
Work in progress	47.8	59.5
Gases and other finished goods	159.0	164.7
Payments on account	(14.6)	(30.2)

	260.0	275.2

Amounts relating to long-term contracts included in work in progress were £0.2 million (2001: £1.3 million). There were no stocks held on the balance sheet of The BOC Group plc at either 30 September 2002 or 30 September 2001.

100  The BOC Group plc Report and accounts 2002

10. Net current assets/(liabilities) continued

b) Debtors falling due within one year

	Group		Parent

		2001		2001
	2002	(restated)	2002	(restated)
	£ million	£ million	£ million	£ million

Trade debtors	601.2	589.5	—	—
Amounts due from subsidiary undertakings	—	—	485.8	382.1
Amounts due from joint ventures and associates	1.4	4.3	1.4	3.2
Other debtors	100.0	92.1	21.7	13.5
Prepayments and accrued income	31.2	27.4	6.7	9.8

	733.8	713.3	515.6	408.6

At 30 September 2002, trade debtors of £23.8 million (2001: £25.7 million) in subsidiary undertakings had been factored to third parties with limited recourse.

c) Debtors falling due after more than one year

	Group		Parent

		2001		2001
	2002	(restated)	2002	(restated)
	£ million	£ million	£ million	£ million

Deposits	—	0.7	—	—
Deferred tax	7.9	8.4	—	—
Other debtors	20.4	12.2	—	—

	28.3	21.3	—	—

d) Cash at bank and in hand

Deposits	20.5	70.6	—	51.7
Cash at bank and in hand	165.0	162.9	—	—

	185.5	233.5	—	51.7

e) Borrowings and finance leases[1]

Bank loans and overdrafts	196.7	187.9	178.9	119.1
Loans other than from banks	182.3	288.1	—	196.5
Finance leases	11.1	10.4	—	—

	390.1	486.4	178.9	315.6

1. Details of borrowings and finance leases are given in note 3.

f) Other creditors

Deposits and advance payments by customers	41.5	46.0	—	—
Trade creditors	367.3	318.4	—	—
Amounts due to subsidiary undertakings	—	—	906.6	639.9
Taxation — UK	69.0	63.9	—	—
— Overseas	78.5	75.0	—	—
Other taxes and social security payable	27.3	25.5	—	—
Other creditors	130.0	128.4	2.0	38.6
Accruals and deferred income	144.2	138.1	45.2	38.8

	857.8	795.3	953.8	717.3

101  The BOC Group plc Report and accounts 2002

Notes to the financial statements

11. Long-term liabilities

a) Borrowings and finance leases1

	Group		Parent

	2002	2001	2002	2001
	£ million	£ million	£ million	£ million

Loans other than from banks	1,008.1	879.2	801.0	570.4
Bank loans	90.2	105.5	—	—
Finance leases	22.7	35.2	—	—

	1,121.0	1,019.9	801.0	570.4

1.	Details of borrowings and finance leases are given in note 3.

b) Provisions for liabilities and charges

		Incentive
		and other
	Deferred	employee	Uninsured	Restructuring
	tax	provisions	losses	provisions	Environmental	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 1 October 2001 – previously reported	37.0	84.2	23.9	11.6	26.9	21.7	205.3
Prior year adjustment	257.3	(43.4)	—	—	—	—	213.9

At 1 October 2001 – restated	294.3	40.8	23.9	11.6	26.9	21.7	419.2
Exchange adjustment	(8.6)	(2.7)	(0.1)	(0.2)	(1.7)	(0.5)	(13.8)
Provided in the year	9.5	4.6	—	5.0	0.9	12.6	32.6
Released in the year	—	(1.1)	(3.9)	—	—	(2.4)	(7.4)
Utilised in the year	—	(4.8)	(0.5)	(7.9)	(3.3)	(2.8)	(19.3)
Other movements	(3.4)	0.3	—	(0.8)	—	0.1	(3.8)

At 30 September 2002	291.8	37.1	19.4	7.7	22.8	28.7	407.5

     Provision for uninsured losses covers third party liabilities or claims. Due to the time frame that is often involved in such claims, a significant part of this provision is subject to actuarial valuation. Where this is not appropriate, other external assessments are used.
     The restructuring provision represents expenditure to be incurred on major reorganisations. This year £48.0 million was spent of which £4.2 million was provided for at 30 September 2001 and £3.7 million was provided for at 30 September 2000. The provisions remaining at 30 September 2002 consist mainly of redundancy costs and will be spent during 2003.
     Incentive and other employee provisions include long-term share incentive units and deferred compensation plans. Note 6 d) contains further details of the long-term share incentive units.
     Environmental provisions have been set aside to cover the costs of remediation for a number of hazardous waste sites. The costs are expected to be incurred between 2002 and 2030. Due to the period over which this expenditure is likely to be incurred, the provision has been discounted at a rate of four per cent. The effect of discounting is £6.7 million.
     Other provisions are principally for warranty and legal costs.
     Further information on deferred tax is disclosed in note 4.

12. Dividends and equity

a) Dividends

	Per share

	2002	2001	2000	2002	2001	2000
	pence	pence	pence	£ million	£ million	£ million

Ordinary
First interim	15.5	15.5	15.5	75.8	75.5	75.6
Second interim	22.5	21.5	19.5	110.8	104.8	94.6

	38.0	37.0	35.0	186.6	180.3	170.2

102  The BOC Group plc Report and accounts 2002

12.  Dividends and equity continued

b) Share capital

	Number of shares

	2002	2001	2002	2001
i) Analysis at 30 September	million	million	£ million	£ million

Equity capital:
Issued capital — Ordinary shares of 25p each, called up and fully paid	497.3	494.4	124.3	123.6
Unissued capital — unclassified shares of 25p each	92.7	95.6	23.2	23.9

Authorised			147.5	147.5

Number
ii) Share issues	million

Issues of Ordinary shares of 25p each during the year were:
Under the savings related share option scheme	1.0
Under the senior executives share option scheme	1.9

c) Group reserves

	Share				Joint
	premium	Revaluation	Profit and	Pensions'	ventures'	Associates'
	account	reserves	loss account	reserves	reserves	reserves	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 1 October 2001 — previously reported	335.8	47.9	1,660.1	—	105.5	33.4	2,182.7
Prior year adjustment	—	—	(259.8)	47.1	(7.4)	—	(220.1)

At 1 October 2001 — restated	335.8	47.9	1,400.3	47.1	98.1	33.4	1,962.6
Total recognised gains and losses for the year	–	(20.1)	91.5	(303.6)	(10.0)	0.1	(242.1)
Share options	—	—	2.0	—	—	—	2.0
Dividends	—	—	(186.6)	—	—	—	(186.6)
Premium on share issues (net)	26.3	—	(2.4)	—	—	—	23.9

At 30 September 2002	362.1	27.8	1,304.8	(256.5)	88.1	33.5	1,559.8

The undistributed profits of Group undertakings may be liable to overseas and/or UK tax (after allowing for double tax relief) if distributed as dividends.
     There are no material exchange control restrictions on the remittance of funds to the UK.
     Goodwill written off against reserves in respect of continuing businesses acquired prior to 30 September 1998 amounts to £166.2 million (2001:£173.6 million). The movement in the year reflects exchange.
     At 30 September 2002, in accordance with the Group’s accounting policy, unrealised exchange gains (net of losses) on net borrowings at 30 September 2002 included in reserves amounted to £10.2 million (2001:£18.0 million).
     There are no non-equity shareholders’ interests in the share capital and reserves of the Group.

d) Parent reserves

	Share		Profit
	premium	Other	and loss
	account	reserves	account	Total
	£ million	£ million	£ million	£ million

At 1 October 2001 — previously reported	335.8	111.7	1,042.2	1,489.7
Prior year adjustment	—	—	(52.0)	(52.0)

At 1 October 2001 — restated	335.8	111.7	990.2	1,437.7
Profit for the financial year	—	—	26.2	26.2
Share options	—	2.0	—	2.0
Dividends	—	—	(186.8)	(186.8)
Premium on share issues (net)	26.3	—	(2.4)	23.9

At 30 September 2002	362.1	113.7	827.2	1,303.0

The premium on share issues represents amounts paid to The BOC Group plc for the issue of shares under the Group’s share option schemes. Employees paid £23.9 million. The Group paid the balance of £2.4 million to a qualifying employee share ownership trust (Quest).

103  The BOC Group plc Report and accounts 2002

Notes to the financial statements

13.  Commitments and contingent liabilities

a) Annual operating lease commitments

	2002		2001

		Other		Other
	Property	operating	Property	operating
	leases	leases	leases	leases
	£ million	£ million	£ million	£ million

On leases expiring:
Within one year	2.9	1.3	2.4	1.3
Between one and two years	1.8	6.5	3.9	1.5
Between two and five years	5.7	8.5	7.8	13.2
Over five years	7.0	1.9	7.1	3.5

	17.4	18.2	21.2	19.5

Operating
leases
£ million

Rentals are due under operating leases from 1 October 2002 to completion as follows:
Year to 30 September 2003	35.6
Year to 30 September 2004	29.8
Year to 30 September 2005	23.7
Year to 30 September 2006	19.4
Year to 30 September 2007	16.5
Thereafter	96.1

221.1

b) Contingent liabilities, legal proceedings and bank guarantees

	Group		Parent

	2002	2001	2002	2001
	£ million	£ million	£ million	£ million

Guarantees of joint ventures’ borrowings	119.3	152.1	119.3	152.1
Guarantees of subsidiaries’ borrowings	—	—	558.1	607.3
Other guarantees and contingent liabilities	38.7	37.9	22.3	20.4

	158.0	190.0	699.7	779.8

The guarantees of joint ventures’ borrowings predominately represents guarantees of the borrowings of BOC’s joint venture company which supplies nitrogen to the Mexican oil company, Pemex. These borrowings are scheduled to be repaid over the next eight years.
     Various Group undertakings are parties to legal actions and claims, some of which are for substantial amounts. While the outcome of some of these matters cannot readily be foreseen, the directors believe that they will be disposed of without material effect on the net asset position as shown in these financial statements.
     The Group is committed to make future purchases under take-or-pay contracts. Obligations under such contracts in effect at 30 September 2002 are as follows:

Year ending 30 September	£ million

2003	67.8
2004	66.6
2005	64.9
2006	62.9
2007	63.9
Thereafter	195.4

521.5

For the years ended 30 September 2002,2001 and 2000 total purchases made relating to these contracts amounted to £58.2 million,£53.5 million and £51.5 million respectively.

104  The BOC Group plc Report and accounts 2002

14.  Cash flow

a) Net cash inflow from operating activities

				2001	2000
			2002	(restated)	(restated)
	Notes		£ million	£ million	£ million

Total operating profit before exceptional items			500.1	530.6	496.4
Depreciation and amortisation			330.9	329.5	313.3
FRS17 retirement benefits charge			49.9	53.0	48.9
Operating profit before exceptional items of joint ventures			(63.8)	(59.0)	(48.1)
Operating profit before exceptional items of associates			(10.7)	(13.2)	(8.5)
Change in stocks			13.7	8.8	(40.9)
Change in debtors			(38.4)	39.5	(24.5)
Change in creditors			57.3	(20.9)	(10.3)
Exceptional cash flows			(67.3)	(51.8)	0.5
Other			(12.4)	(28.7)	(21.8)

Net cash inflow from operating activities			759.3	787.8	705.0

b) Reconciliation of net cash flow to movement in net debt

Increase in cash			(21.4)	(66.1)	(3.2)
Increase/(decrease) in debt	14	(d)	64.1	(51.3)	64.9
Decrease in liquid resources			52.6	102.8	9.6

Change in net debt resulting from cash flows			95.3	(14.6)	71.3
Net borrowings assumed at acquisition			0.5	—	21.8
Inception of finance leases			0.4	0.5	0.1
Exchange adjustment			(42.7)	(22.2)	76.7

Movement in net debt in the year			53.5	(36.3)	169.9
Net debt at 1 October			1,272.1	1,308.4	1,138.5

Net debt at 30 September			1,325.6	1,272.1	1,308.4

c) Analysis of net debt

			Acquisitions/
			disposals
	At		(excluding	Other		At
	1 October		cash and	non-cash	Exchange	30 September
	2001	Cash flow	overdrafts)	changes	adjustment	2002
	£ million	£ million	£ million	£ million	£ million	£ million

Deposits and cash due within one year	233.5	(43.5)	—	14.3	(18.8)	185.5
Deposits due beyond one year	0.7	0.5	13.1	(14.3)	—	—

	234.2	(43.0)	13.1	—	(18.8)	185.5
Borrowings and finance leases due within one year	(486.4)	208.8	(0.1)	(141.4)	29.0	(390.1)
Borrowings and finance leases due beyond one year	(1,019.9)	(261.1)	(13.5)	141.0	32.5	(1,121.0)

Net borrowings and finance leases	(1,272.1)	(95.3)	(0.5)	(0.4)	42.7	(1,325.6)

d) Increase/(decrease) in debt

	2002	2001	2000
	£ million	£ million	£ million

5 7/8% Bonds 2009	200.0	—	—
7 1/4% Notes 2002	(150.0)	—	—
Medium term notes	59.7	—	—
6.50% Bonds 2016	—	200.0	—
1.00% Euroyen Bond 2006	—	147.0	—
5 7/8% Notes 2001	—	(138.9)	—
European Investment Bank loans	(5.0)	10.3	(5.7)
Pollution Control and Industrial Bonds	(18.5)	(2.4)	(5.3)
Net issues/(repayment) of commercial paper	59.5	(212.5)	68.6
Other (net)	(81.6)	(54.8)	7.3

Increase/(decrease) in debt	64.1	(51.3)	64.9

105  The BOC Group plc Report and accounts 2002

Notes to the financial statements

14.  Cash flow continued
e) Consolidated cash flow statement:US format

	2002	2001	2000
	£ million	£ million	£ million

Net cash provided by operating activities	620.2	631.2	565.2
Net cash used by investing activities	(540.0)	(445.5)	(470.3)
Net cash used by financing activities	(122.7)	(225.6)	(71.9)

Net (decrease)/increase in cash and cash equivalents	(42.5)	(39.9)	23.0
Cash and cash equivalents at 1 October	259.0	305.6	277.4
Exchange and other movements	(34.6)	(6.7)	5.2

Cash and cash equivalents at 30 September	181.9	259.0	305.6

The Group cash flow statement on page 68 has been prepared in accordance with UK accounting standard FRS1, the objectives and principles of which are similar to those set out in US accounting principle SFAS95, Statement of Cash Flows. The principal differences between the standards relate to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.
     Under FRS1, cash flows are presented separately for: a) operating activities; b) dividends from joint ventures and associates; c) returns on investments and servicing of finance; d) tax paid; e) capital expenditure and financial investment; f) acquisitions and disposals; g) equity dividends paid; h) management of liquid resources; and i) financing. Under SFAS95, however, only three categories of cash flow activity are reported: a) operating activities; b) investing activities; and c) financing activities. Dividends from joint ventures and associates, cash flows from returns on investments and servicing of finance (excluding dividends paid to minorities) and tax paid under FRS1 would be included in operating activities under SFAS95; capital expenditure and acquisitions and disposals would be included in investing activities under SFAS95; equity dividends would be included as a financing activity under SFAS95.
     Under FRS1, cash is defined as cash in hand and deposits repayable on demand with any qualifying financial institution, less overdrafts from any qualifying financial institution repayable on demand. Under SFAS95, cash is defined as cash in hand and deposits but also includes cash equivalents which are short-term, highly liquid investments. Generally only investments with original maturities of three months or less come within this definition.
     Set out above, for illustrative purposes, is a summary consolidated statement of cash flows under SFAS95.

15.  Acquisitions and disposals
a) Cash flow

	2002		2001		2000

	Acquisitions	Disposals	Acquisitions	Disposals	Acquisitions	Disposals
	£ million	£ million	£ million	£ million	£ million	£ million

Cash flow arising on the acquisition and disposal of businesses
Intangible fixed assets	(0.5)	0.2	—	—	—	—
Tangible fixed assets	(85.7)	1.3	(34.8)	1.1	(37.9)	—
Joint ventures, associates and other fixed asset investments	(12.4)	0.2	20.7	0.4	7.3	—
Stocks	(20.9)	2.4	(2.4)	0.5	(3.7)	0.6
Debtors	(37.5)	0.7	(16.7)	1.1	(14.4)	0.9
Cash at bank and in hand	(13.5)	—	—	—	(2.2)	—
Creditors including taxation	55.7	(1.2)	4.7	(0.4)	13.6	(1.1)
Borrowings	21.4	—	—	—	24.0	—
Minorities	(8.6)	7.8	(117.5)	—	(6.5)	—

Net assets (acquired)/disposed of	(102.0)	11.4	(146.0)	2.7	(19.8)	0.4
Goodwill on acquisitions	(112.3)	—	(3.3)	—	(14.0)	—
Surplus over book value on disposals	—	2.5	—	—	—	—

(Acquisition)/disposal price	(214.3)	13.9	(149.3)	2.7	(33.8)	0.4
Deferred payments	7.0	(3.3)	3.4	—	1.7	—

	(207.3)	10.6	(145.9)	2.7	(32.1)	0.4

The Group purchased the vacuum and pressure business of the Smiths Group in December 2001. It also purchased Hydromatix Inc in January 2002 and the Semco business in April 2002. In March 2002 the Group acquired the turbomolecular pumps business of Seiko Instruments Inc. Purchases of products from Seiko Instruments Inc in the period from 1 October 2001 to the date of acquisition were approximately £3.0 million.
     In May 2002 the Group purchased 79 per cent of Unique Gas and Petrochemicals Public Company Limited and acquired a further 20 per cent before the end of the year. In July 2002 the Group purchased the industrial assets of Enron Teesside Operations Limited.
     During 2002 the Group acquired an additional three per cent of the minority interests in Osaka Sanso Kogyo KK.
     The acquisitions in the BOC Edwards line of business contributed £55.5 million to turnover and £(0.8) million to operating profit before exceptional items. Acquisitions in the other lines of business did not have a material impact on turnover or operating profit before exceptional items.
     Of the total acquisition expenditure, £48.1 million was in the Process Gas Solutions business, £57.3 million was in the Industrial and Special Products business, £86.2 million was in the BOC Edwards business and £15.7 million was in the Afrox hospitals business.
     Businesses disposed of are detailed in note 2 b).

106  The BOC Group plc Report and accounts 2002

15.  Acquisitions and disposals continued
b) Fair value of acquisitions

		Unique
		Gas and
		Petrochemicals	Seiko		Total book		Total fair
	Smiths	Public	Instruments		value of		value of
	Group	Company Ltd	Inc	Other	businesses	Total	businesses
	book value	book value	book value	book value	acquired	adjustments	acquired
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Intangible assets	—	—	(0.5)	—	(0.5)	—	(0.5)
Tangible fixed assets	(9.0)	(25.3)	(2.9)	(44.9)	(82.1)	(3.6)	(85.7)
Joint ventures, associates and other investments	—	(0.6)	(0.1)	(12.3)	(13.0)	0.6	(12.4)
Stocks	(11.5)	(1.5)	(9.2)	(3.8)	(26.0)	5.1	(20.9)
Debtors	(12.6)	(9.7)	(4.6)	(11.1)	(38.0)	0.5	(37.5)
Cash at bank and in hand	—	(11.7)	(1.3)	(0.5)	(13.5)	—	(13.5)
Creditors including taxation	12.4	35.8	3.8	9.2	61.2	(5.5)	55.7
Borrowings	7.7	0.3	0.1	13.3	21.4	—	21.4
Minorities	—	0.2	—	(8.8)	(8.6)	—	(8.6)

Net (assets)/liabilities acquired	(13.0)	(12.5)	(14.7)	(58.9)	(99.1)	(2.9)	(102.0)

Consideration	6.6	39.7	72.1	88.9	207.3	—	207.3
Deferred consideration	—	—	2.4	4.6	7.0	—	7.0

	6.6	39.7	74.5	93.5	214.3	—	214.3
Goodwill on acquisitions	—	(17.5)	(60.2)	(34.6)	(112.3)	—	(112.3)

	6.6	22.2	14.3	58.9	102.0	—	102.0

The following fair value adjustments were made to the book value of the assets and liabilities of the businesses acquired:

		Unique
		Gas and
		Petrochemicals	Seiko
	Smiths	Public	Instruments	Total
	Group	Company Ltd	Inc	adjustments
	£ million	£ million	£ million	£ million

Valuations
Tangible fixed assets	—	(0.6)	—	(0.6)
Joint ventures, associates and other investments	—	0.6	—	0.6
Alignment of accounting policies
Tangible fixed assets	1.5	(4.5)	—	(3.0)
Stocks	4.8	—	0.3	5.1
Debtors	0.1	0.4	—	0.5
Taxation	—	2.2	—	2.2
Other
Creditors	—	(7.8)	0.1	(7.7)

	6.4	(9.7)	0.4	(2.9)

Fair value adjustments include some amounts which are provisional. No significant fair value adjustments were required in 2001 or 2000.

107  The BOC Group plc Report and accounts 2002

Notes to the financial statements

16.  US accounting information

a) Summary of differences between UK and US generally accepted accounting principles and other US accounting information
 The financial statements of The BOC Group plc are prepared in accordance with accounting principles generally accepted in the UK (UK GAAP), which differ in certain significant respects from accounting principles generally accepted in the US (US GAAP).
     Set out below is a summary of the more significant adjustments which would be required if US GAAP had been applied, together with the reconciliation of profit before tax and shareholders’ funds from UK GAAP to US GAAP, presentation of net income, earnings per share and comprehensive income on a US GAAP basis, and a statement of movement in shareholders’ funds under US GAAP.

Goodwill
Under UK GAAP, goodwill arising on acquisitions before 1998 accounted for under the purchase method has been eliminated against shareholders’ funds. Additionally, UK GAAP requires that on subsequent disposal or closure of a business, any goodwill previously taken directly to shareholders’ funds is then charged against income. The Group adopted FRS10 in 1999, which requires goodwill on subsequent acquisitions to be capitalised and amortised over a period not exceeding 20 years.
     Under US GAAP, goodwill arising on acquisitions prior to 30 June 2001 was capitalised and then amortised over the expected useful life, not exceeding 40 years, as a charge against income. Goodwill arising on acquisitions since 1 July 2001 is capitalised but no amortisation is charged, in accordance with the transitional provisions of SFAS142. Specific provision is made if there is a permanent impairment to the carrying value of capitalised goodwill.

Deferred tax
The Group adopted FRS19 (Deferred tax) in 2002 for UK GAAP purposes. This requires that full provision for deferred tax is recognised in the financial statements. The adoption of FRS19 has eliminated most of the differences that previously existed between UK GAAP and US GAAP. As a result, the adjustment now primarily relates to the deferred tax effect of other US GAAP adjustments.

Revaluation of fixed assets
UK GAAP allowed for the periodic revaluation of land and buildings with depreciation then being calculated on the revalued amount. Any surplus or deficit (to the extent that the revaluation reserve was in surplus) on the revaluation was then taken directly to shareholders’ funds. With the Group’s adoption of FRS15 in 2000, the Group no longer revalues fixed assets. Under US GAAP, revaluations of fixed assets are generally not permitted and, as a result, the reconciliation restates fixed assets to historical cost and the depreciation charge and any write downs of previously revalued assets are adjusted accordingly.

Restructuring costs
Under UK GAAP, when a decision has been taken to restructure, the necessary provisions are made for impairment of asset values together with severance and other costs. Under US GAAP, the requirements for charging restructuring costs to income are more prescriptive and all significant actions arising from the restructuring plan and their completion dates must be identified by the balance sheet date. Accordingly, the charge for restructuring costs has been adjusted to meet US GAAP requirements.

Pensions
For UK GAAP reporting (FRS17 — Retirement benefits), the pension asset or liability in the balance sheet represents the difference between the market value of pension scheme assets at the balance sheet date and the present value of pension scheme liabilities at that date, net of deferred tax.
     Under US GAAP (SFAS87), plan assets are valued by reference to market-related value at the date of the financial statements. Liabilities are assessed using the rate of return obtainable on fixed or inflation-linked bonds.
     There is a significant difference in the treatment of actuarial gains and losses arising during the accounting period. UK GAAP recognises the actuarial gains and losses in full in the year in which they arise in the statement of total recognised gains and losses. Under US GAAP, the actuarial gains and losses which exceed ten per cent of the value of the assets or liabilities at the start of the accounting period are amortised over the remaining service lives of scheme members.
     FRS17 requires that past service costs are recognised in full in the period in which they become vested. SFAS87 requires past service costs to be amortised over the remaining service lives of the employees to whom the amendments relate.
     Where an additional minimum liability exists under US GAAP, (ie where the amount provided for any scheme does not cover the unfunded accumulated benefit obligation for that scheme), this must be recognised under SFAS87.

Securities investments
Under UK GAAP, current asset investments (of all types) are stated at the lower of cost and net realisable value. Fixed asset investments are stated at cost, or alternatively, at market value or at directors’ valuation.
     Under US GAAP, securities which are determined to be ‘available-for-sale’ are stated at fair value and any unrealised gains or losses included as a separate component of shareholders’ funds. The deferred tax consequences of unrealised gains or losses are also charged or credited to shareholders’ funds.

Employee share option plans (ESOPs)
Under UK GAAP, shares held by the ESOPs are recorded as fixed asset investments at cost. Realised and unrealised gains or losses on subsequent issues of shares are charged or credited to the profit and loss account in the year to which they relate. Under US GAAP, these shares and other shares held in trust are recorded at cost in the balance sheet as a deduction from shareholders’ funds. Gains or losses on subsequent issues of shares are recorded as adjustments to the share premium account.

108  The BOC Group plc Report and accounts 2002

16. US accounting information continued

Financial instruments
The Group enters into a number of currency swaps, interest rate swaps and forward foreign exchange contracts to hedge its exposure to currency and interest rate risks. Under UK GAAP, such instruments are shown at their carrying value. Under US GAAP, these instruments are marked to market and any change in value is recognised in either the income statement or through comprehensive income in accordance with SFAS133 depending on whether a derivative is designated as part of a hedge transaction, and if it is, the type of hedge transaction.

Accounting for swaps
Under UK GAAP, gains or losses on closing out interest rate swap contracts taken to hedge the Group’s fixed/floating interest rate position can be taken to profit immediately. US GAAP requires any gain or loss to be deferred over the remaining hedge period.

Share of results and net assets of joint ventures and associates
The Group’s share of the results and net assets of its joint ventures and associates (as calculated under UK GAAP) is shown within fixed asset investments. For the purposes of the reconciliations set out below, the Group’s share of the results and net assets of its joint ventures and associates has been adjusted to recognise a difference in the method of reporting profits under US GAAP.

Other
Other adjustments principally comprise sale and leaseback transactions, depreciation and certain executive incentive schemes.
     Under UK GAAP, any profit or loss on the sale and operating leaseback of fixed assets can generally be taken to profit immediately. US GAAP requires any gain or loss to be deferred over the contract lease period.
     Prior to 2001, under UK GAAP, it was acceptable for depreciation to be charged on an annuity basis. The Group no longer charges depreciation on an annuity basis. Under US GAAP, annuity depreciation is not allowed. Under US GAAP, executive incentive schemes are accounted for under APB Opinion 25.

Comprehensive income
In June 1997, the US Financial Accounting Standards Board issued SFAS130. This establishes requirements for the reporting of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Components of comprehensive income for the Group determined on a UK GAAP basis include profit for the financial year, pension actuarial gains and losses, and foreign currency translation gains and losses. Information regarding the Group’s foreign currency translation gains and losses is included in the statement of total recognised gains and losses under UK GAAP on page 69.

b) Reconciliation of profit before tax

		2001	2000
	2002	(restated)	(restated)
Years ended 30 September	£ million	£ million	£ million

Profit before tax in the Group profit and loss account under UK GAAP	335.3	362.2	441.8
Pensions	35.4	24.9	(0.7)
Post retirement medical costs	0.3	(2.7)	(0.7)
Revaluations realised on asset disposals	6.0	1.1	—
Write-down of previously revalued assets	21.2	—	—
Depreciation of revalued fixed assets	1.2	4.1	0.2
Amortisation of goodwill — previously charged to reserves	(7.2)	(7.9)	(7.9)
— non-amortisation on acquisitions since 30 June 2001	3.5	—	—
Share of results of joint ventures and associates	—	(4.8)	—
Interest rate swaps	1.9	1.9	1.8
Financial instruments	19.5	8.5	(10.7)
Restructuring costs	—	(6.5)	(7.9)
ESOPs and other shares held in trust	0.2	(3.8)	0.1
Other	(3.4)	0.1	1.7

Profit before tax under US GAAP	413.9	377.1	417.7
UK tax charge	(106.2)	(104.6)	(135.2)
Deferred income tax	(25.6)	(11.3)	16.8
Share of taxation in joint ventures and associates	—	0.6	(4.6)
Minority interests	(26.7)	(27.6)	(25.9)

Profit for the financial year under US GAAP	255.4	234.2	268.8

Represented by:
Profit from continuing operations	255.4	234.2	256.3
Profit from discontinued operations	—	—	12.5

109  The BOC Group plc Report and accounts 2002

Notes to the financial statements

16.  US accounting information continued

	2002	2001	2000
Average number of 25p Ordinary shares	million	million	million

Basic	490.4	486.9	487.1
Diluted	492.2	488.6	489.6

	2002	2001	2000
	pence	pence	pence

Earnings per share
Basic
Profit from continuing operations	52.08	48.10	52.62
Profit for the financial year	52.08	48.10	55.18

Diluted
Profit from continuing operations	51.89	47.93	52.35
Profit for the financial year	51.89	47.93	54.90

c) Reconciliation of shareholders’ funds

		2001
	2002	(restated)
At 30 September	£ million	£ million

Shareholders’ funds reported in the Group balance sheet under UK GAAP	1,684.1	2,086.2
UK minority interests	117.9	137.6

	1,802.0	2,223.8
Pensions	408.6	112.5
Post retirement medical costs	(13.9)	(14.5)
Revaluations of fixed assets	(33.1)	(72.6)
Goodwill — previously charged to reserves	80.4	90.6
— non-amortisation on acquisitions since 30 June 2001	3.5	—
Write-down of previously revalued assets	21.2	—
Interest rate swaps	(6.6)	(9.0)
Share of net assets of joint ventures and associates	(14.4)	(4.1)
Securities investments — gross unrealised gains	36.7	39.8
Securities investments — gross unrealised losses	(1.7)	—
Financial instruments	16.5	(3.0)
ESOPs and other shares held in trust	(42.5)	(59.5)
Other	(6.1)	(2.8)
Deferred tax	(72.7)	(47.9)
Minority interests	(116.9)	(114.4)

Shareholders’ funds under US GAAP	2,061.0	2,138.9

d) Movements in shareholders’ funds on a US GAAP basis

Shareholders’ funds at 1 October	2,138.9	2,139.9
Net income for the year	255.4	234.2
Dividends	(186.6)	(180.3)
Shares issued	24.6	16.9
Other recognised gains and losses	(171.3)	(71.8)

Shareholders’ funds at 30 September	2,061.0	2,138.9

110  The BOC Group plc Report and accounts 2002

16.  US accounting information continued

e) Recently issued accounting pronouncements (US GAAP)
The effects on the Group of recently issued accounting pronouncements are summarised below.

SFAS141 — Business combinations
In June 2001, the US Financial Accounting Standards Board issued SFAS141. The standard prohibits the use of pooling-of-interest accounting for all acquisitions made subsequent to 30 June 2001. The Group did not previously use the pooling-of-interest method of accounting and as a result management do not believe there will be any impact on Group results in this respect. The standard also addresses the initial recognition and measurement of goodwill and intangible assets in business combinations, accounted for using the purchase method, that are completed after 30 June 2001.

SFAS142 — Goodwill and other intangible assets
In June 2001, the US Financial Accounting Standards Board issued SFAS142. The standard removes the requirement to amortise goodwill, and certain other intangible fixed assets, on all acquisitions subsequent to 30 June 2001. Annual impairment reviews will need to be carried out to assess the recoverability of such assets. For fiscal years commencing after 15 December 2001, all existing goodwill, and certain intangible assets, will no longer be amortised. This will require a thorough initial impairment review, followed by annual impairment reviews thereafter. At this time, management is still assessing the impact of adopting the standard.

SFAS143 — Accounting for asset retirement obligations
In June 2001, the US Financial Accounting Standards Board issued SFAS143. This statement requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. This statement is effective for fiscal years beginning after 15 June 2002. At this time, management is still assessing the impact of adopting the standard.

SFAS144 — Accounting for the impairment or disposal of long-lived assets
In June 2001, the US Financial Accounting Standards Board issued SFAS144. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The statement establishes a single accounting model for long-lived assets to be disposed of and addresses implementation issues related to SFAS121. This statement is effective for fiscal years beginning after 15 December 2001. At this time, management is still assessing the impact of adopting the standard.

SFAS145 — Recession of FAS8 Statements No.4, 44 and 64, Amendment of FAS8 Statement No.13 and Technical Corrections
In April 2002, the US Financial Accounting Standards Board issued SFAS145. This statement amends several existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The statement is applicable for fiscal years beginning after 15 May 2002, although certain sections are effective for transactions occurring after 15 May 2002.

SFAS146 — Accounting for costs associated with exit or disposal activities
In June 2002, the US Financial Accounting Standards Board issued SFAS146. This statement addresses financial reporting and accounting for costs associated with exit or disposal activities. The statement requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred, at the fair value of the liability. This statement is effective for exit or disposal activities that are initiated after 31 December 2002. At this time, management is assessing the likely impact of adopting the standard.

f) Other information

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

17.  Comparative information
The adoption of FRS17 (Retirement benefits) has resulted in
a)     an increase in the pension charge, within employee costs, of £73.1 million in 2001 (2000: £64.2 million)
b)     an increase in exceptional employee costs of £16.7 million in 2001 (2000: £nil)
c)     a decrease in the net interest charge of £59.7 million in 2001 (2000: £48.8 million)
d)     a decrease in the tax charge of £2.4 million in 2001 (2000: increase of £1.4 million)
e)     a decrease in the profit for the year of £29.2 million in 2001 (2000: £18.0 million)
f)     a decrease in the recognised gains and losses of £312.3 million in 2001 (2000: increase of £95.8 million)

The adoption of FRS19 (Deferred tax) has resulted in a decrease in the tax charge of £2.6 million in 2001 (2000: increase of £30.1 million) and an increase in the profit for the year of £1.0 million in 2001 (2000: decrease of £29.8 million).
     The impact of adopting FRS17 and FRS19 on the balance sheet of the Group has been to reduce capital employed at 30 September 2001 by £12.2 million.
     The impact of adopting FRS17 and FRS19 on the parent company has been to reduce profit after tax for the year ended 30 September 2001 by £4.1 million (2000: £9.5 million).
     As FRS17 and FRS19 use different measurement bases than the previously adopted standards, the impact on the current year has not been quantified as it is impractical to do so.

111  The BOC Group plc Report and accounts 2002

Group undertakings

A list of the Group’s major operating undertakings, certain financing undertakings and undertakings in which the Group has a material interest is detailed below. All holdings shown are Ordinary shares. Undertakings are held either by The BOC Group plc directly (where indicated by*) or through other operating undertakings or through undertakings formed for the convenient holding of shares in certain subsidiaries, joint ventures or associates. The Group holding percentages shown below represent the ultimate interest of The BOC Group plc. All companies are incorporated and registered in the country in which they operate as listed below.

	Principal	Group holding
	activity	%

Aruba
BOC Gases Aruba NV		100

Australia
BOC Ltd[3]		100
Elgas Ltd[5]		50

Bangladesh
BOC Bangladesh Ltd		60*

Belgium
BOC Technologies NV		100
Hibon International NV5		100

Bermuda
Priestley Insurance Company Ltd		100
The Hydrogen Company of Paraguana Ltd		100

Brazil
BOC Edwards Brasil Ltda		100
BOC Gases do Brasil Ltda[5]		100

Brunei
Brunei Oxygen Sdn Bhd(a),5		25

Canada
BOC Canada Ltd[3]		100
Hibon Inc		100

Chile
Compania de Hidrogeno de Talcahuano Ltda[5]		100
Indura S.A., Industria y Comercio[5]		41

Colombia
Gases Industriales de Colombia SA5		74

Czech Republic
3H Czech s.r.o.		100
Gist Czech Republic s.r.o.[5]		100

England
BOC Edwards Chemical Management Europe Ltd		100	*
BOC Holdings[1,3]		100	*
BOC Ltd[3]		100
BOC Netherlands Holdings Ltd[3]		100	*
BOC Overseas Finance Ltd		100	*
Edwards High Vacuum International Ltd		100
Fluorogas Ltd		100	*
Gist Ltd		100	*
Leengate Welding Group Ltd		100
Welding Products Holdings Ltd		100	*

Fiji
BOC Gases Fiji Ltd		90

	Principal	Group holding
	activity	%

France
Cryostar-France SA		100
Edwards SA		100
Hibon International SA5		100
Hibon SAS[5]		100
Société de Mécanique Magnétique		87

Germany
BOC Edwards GmbH		100
Wilhelm Klein GmbH		100

Hong Kong
Hong Kong Oxygen & Acetylene Co Ltd		50
The BOC Group Ltd		100

India
BOC India Ltd[5]		55 *

Indonesia
PT BOC Gases Indonesia		100
PT Gresik Gases Indonesia		90
PT Gresik Power Indonesia		90

Ireland
BOC Gases Ireland Ltd[3]		100

Italy
BOC Edwards SpA		100

Japan
BOC Edwards Technologies KK		100
BOC Japan Ltd		97
Edwards Japan Ltd		100
Osaka Sanso Kogyo KK		97

Kenya
BOC Kenya Ltd		65

Korea
BOC Gases Korea Co Ltd		100
Songwon Edwards Ltd		97

Luxembourg
BOC Luxembourg No. 1 Sarl		100
BOC Luxembourg No. 2 Sarl		100

Malawi
BOC Malawi Ltd(c)		42

Malaysia
Malaysian Oxygen Bhd(a),3,4		23
MOX Gases Bhd[5] (formerly NIOI)		23

Mauritius
Les Gaz Industriels Ltée(b)		21

Mexico
Compania de Nitrogeno de Cantarell, SA de CV5		35

112  The BOC Group plc Report and accounts 2002

	Principal	Group holding
	activity	%

Namibia
IGL Properties (Pty) Ltd		55

Netherlands
BOC Edwards Pharmaceutical Systems BV		100
Gist BV		100
The BOC Group BV3		100

Netherlands Antilles
BOC Gases Curaçao NV		100

New Zealand
BOC Ltd		100

Nigeria
BOC Gases Nigeria plc		60

Pakistan
BOC Pakistan Ltd		60	*

Papua New Guinea
BOC Gases Papua New Guinea Pty Ltd		74

Peoples’Republic of China
BOC (China) Holdings Co Ltd[3,5]		100
BOC Gases (North) Co Ltd[5]		100
BOC Gases (Shanghai) Corporation Ltd[5]		100
BOC Gases (Suzhou) Co Ltd[5]		100
BOC Gases (Tianjin) Co Ltd[5]		100	*
BOC Gases (Wuhan) Co Ltd[5]		100
BOC TISCO Gases Co Ltd[5]		50	*
BOC Trading (Shanghai) Co Ltd[5]		100
Nanjing BOC-YPC Gases Co Ltd[5]		50
Shanghai BOC Industrial Gases Co Ltd[5]		50	*

Philippines
Consolidated Industrial Gases Inc		100
Southern Industrial Gases Philippines Inc		100

Poland
BOC Gazy Sp.z o.o.[3]		98

Russia
JSC Volgograd Oxygen Factory[5]		87

Samoa
BOC Gases (Samoa) Ltd		96

Singapore
BOC Gases Pte Ltd		100	*
Singapore Oxygen Air Liquide Pte Ltd		50

Slovakia
BOC Plyny s.r.o.		100

Solomon Islands
BOC Gases Solomon Islands Ltd		100

South Africa
African Oxygen Ltd[3]		55
Afrox Healthcare Ltd(c),3		39
Afrox Ltd		55

Switzerland
BOC AG		100

Taiwan
BOC Lienhwa Industrial Gases Co Ltd		50

Thailand
Thai Industrial Gases Public Co Ltd[3]		99
TIG HyCO Ltd		99
Unique Gas and Petrochemical Public Co Ltd		99

Turkey
Birlesik Oksijen Sanayi AS		50	*

US
BOC, Inc		100
The BOC Group, Inc[3]		100
Linde BOC Process Plants LLC(a)		30

US Virgin Islands
BOC Gases Virgin Islands Inc[5]		100

Venezuela
BOC Gases de Venezuela, C.A.		100

Vietnam
North Vietnam Industrial Gases Ltd[5]		40

Zambia
BOC Gases Zambia plc(c)		39

Zimbabwe
BOC Zimbabwe (Pvt) Ltd		100

1.	Unlimited company having share capital with registered office at the same address as The BOC Group plc.

2.	Businesses where the Group percentage ownership is 50 per cent or less are accounted for as joint ventures, except as follows: (a) accounted for as associates, (b) accounted for as investment or (c) accounted for as subsidiary (controlled through partly owned intermediate undertaking). See also accounting policies on pages 71 to 73.

3.	Group undertakings which made acquisitions or investments during the year.

4.	Group holding for dividend purposes is 28 per cent.

5.	Group undertakings with financial year ends other than 30 September.

6.	The principal activity of each undertaking is indicated as follows:

Process Gas Solutions
Industrial and Special Products
BOC Edwards
Afrox hospitals
Gist
Corporate/holding company

7.	* Indicates where investment is held directly by The BOC Group plc.

113  The BOC Group plc Report and accounts 2002

Shareholder information

Dividends

Ordinary shares
The company has paid cash dividends on its Ordinary shares in every year since 1899. Since 1988, the dividend policy has been to pay two interim dividends, one in February and one in August. The dividends are reported in the accounts in the year in which they are paid.
     Two dividends were paid in 2002. A first interim dividend of 15.5p (net) per share was paid in February and a second interim dividend of 22.5p (net) per share was paid in August. Future dividends of the company will be dependent upon future earnings, the financial position of the company and other factors. A first interim dividend of 15.5p (net) per share has been declared for payment on 3 February 2003.
     The table below sets out, in UK pence, the total of the cash amounts of the dividends per share.

	Pence per Ordinary share

			Total	Total	$ per
	First	Second	including	excluding	Ordinary
	interim paid	interim paid	UK ACT	UK ACT	share total[1]

1998	15.50	19.25	34.75	30.90	0.56
1999	15.70	17.00	32.70	32.70	0.58
2000	15.50	19.50	35.00	35.00	0.60
2001	15.50	21.50	37.00	37.00	0.59
2002	15.50	22.50	38.00	38.00	0.63

1.     The dollar equivalents of the dividend per Ordinary share are based on the exchange rate at the date of payment of the dividend.

12 1/4% Unsecured Loan Stock 2012/2017
Interest payments are made twice each year on 2 April and 2 October at such amounts as will result in an annual rate of 12 1/4 per cent.

American Depositary Shares
Since listing on the New York Stock Exchange on 18 September 1996 the gross dividends applicable to an American Depositary Share representing two Ordinary shares, before deduction of withholding tax but including the UK imputed tax credit, where applicable, are as follows:

	2002	2001	2000	1999	1998
	$	$	$	$	$

First interim	0.48	0.50	0.55	0.55	0.50
Second interim	0.77	0.68	0.65	0.60	0.62

Nature of trading market
The company’s Ordinary shares and 12 1/4% Unsecured Loan Stock 2012/2017 are listed on the London Stock Exchange.
     The company listed American Depositary Shares (ADS) on the New York Stock Exchange (NYSE) on 18 September 1996 trading under the symbol BOX. Each ADS represents two Ordinary shares and is evidenced by an American Depositary Receipt (ADR). The ADR depositary, JPMorgan Chase Bank, holds Ordinary shares in the company through Guaranty Nominees Limited.
     At 12 November 2002, there were 240 US registered holders who held 215,136 of the company’s Ordinary shares and 53 registered ADS holders representing 37,550 ADSs. In addition, 3,480,906 ADSs were held by and through the Depository Trust Company.
     The table below sets out the reported highest and lowest middle market quotations for the company’s Ordinary shares on the London Stock Exchange as notified by the company’s stockbrokers for the periods indicated.

	2002		2001		2000		1999		1998

	High	Low	High	Low	High	Low	High	Low	High	Low
Financial year quarter	pence	pence	pence	pence	pence	pence	pence	pence	pence	pence

First quarter	1108.0	907.0	1050.0	850.5	1336.0	1242.0	927.0	698.0	1137.5	935.0
Second quarter	1100.0	988.0	1076.0	909.0	1376.0	1132.0	917.5	801.0	1029.0	859.0
Third quarter	1088.0	999.0	1114.0	928.0	1245.0	901.0	1262.0	870.0	1035.0	804.5
Fourth quarter	1035.0	836.0	1060.0	780.0	1020.0	871.0	1387.0	1228.0	874.5	724.0

2002	May	June	July	August	September	October

High pence	1088.0	1061.0	1035.0	1000.0	931.0	947.0
Low pence	1036.0	999.0	836.0	838.0	844.5	825.0

114  The BOC Group plc Report and accounts 2002

The table below sets out the highest and lowest reported sales prices for the company’s ADSs as reported on the NYSE as notified by the depositary for the periods indicated.

	2002		2001		2000		1999		1998

Financial year quarter	High $	Low $	High $	Low $	High $	Low $	High $	Low $	High $	Low $

First quarter	31.76	26.60	31.25	24.31	43.81	41.00	30.56	22.75	37.25	31.00
Second quarter	31.60	27.83	32.75	26.70	44.75	35.87	29.12	26.56	34.94	28.25
Third quarter	31.74	29.75	31.50	26.05	40.18	26.81	40.31	27.25	35.75	26.44
Fourth quarter	31.80	26.02	30.24	22.50	30.00	25.06	43.56	39.37	29.94	24.25

2002	May	June	July	August	September	October

High $	31.68	31.74	31.80	31.20	29.30	29.11
Low $	30.50	29.96	26.38	26.02	26.73	25.69

Analysis of shareholdings
a) Substantial holdings — at 12 November 2002

	Number
	of shares	% of issued
	million	capital

Ordinary shares of 25p each
The Capital Group Companies, Inc	27.1	5.4
Janus Capital Management LLC	20.6	4.1
Aviva plc	19.8	4.0
Legal & General Investment Management Limited	15.0	3.0

At 12 November 2002 no person or company other than The Capital Group Companies, Inc, as shown above, is known to hold more than five per cent of the Ordinary shares.
     The company is not directly or indirectly owned or controlled by any other company or any government.

b) By size of holding — at 30 September 2002

	% of		Number of	%
Number of	total number		25p shares	of ordinary
accounts	of accounts	Size of holding 25p shares	million	capital

20,471	46	1 — 500	5.3	1
11,217	26	501 — 1,000	8.4	2
10,368	24	1,001 — 5,000	20.4	4
1,435	3	5,001 — 50,000	21.1	4
586	1	50,001 — 1,000,000	136.5	27
88	–	Over 1,000,000	305.6	62

44,165	100		497.3	100

c) By investor type — at 30 September 2002

	% of		Number of	%
Number of	total number		25p shares	of ordinary
accounts	of accounts	Type of investor	million	capital

31,693	72	Individuals	28.6	6
10,422	23	Institutional investors	454.8	91
2,050	5	Other corporate investors	13.9	3

44,165	100		497.3	100

d) Close company status
The company is not a close company within the meaning of the Income and Corporation Taxes Act 1988. There has been no change in that status since 30 September 2002.

e) Stock ownership of management
The interests of the directors and officers of the company in the shares and options of the company are given in the report on remuneration on pages 56 to 63.

115  The BOC Group plc Report and accounts 2002

Shareholder information

Taxation
A summary of the principal tax consequences for individual beneficial holders of Ordinary shares of BOC and ADSs representing Ordinary shares is set out below. This summary applies to citizens or residents of the UK or US, or otherwise who are subject to UK tax or US federal income tax on a net income basis in respect of such securities. It is not intended to be a comprehensive analysis of all of the potential tax consequences of holding Ordinary shares or ADSs and does not purport to deal with persons who hold their Ordinary shares or ADSs in special circumstances, such as financial institutions, tax exempt organisations, insurance companies, dealers in securities, persons holding Ordinary shares or ADSs as part of a ‘hedge’, ‘straddle’ or other risk reduction transaction, or who acquired such Ordinary shares or ADSs through the exercise of an employee stock option or otherwise as compensation. All holders and investors are advised to consult their tax advisors on the tax implications of their particular holdings, including the consequences under applicable state and local law.
     The statements of tax laws set out below are based on the laws in force at the date of this report unless otherwise noted, and are subject to any subsequent changes in UK and US law, or in any double tax convention between the UK and the US. Holders should be aware that this summary does not reflect any changes which will take effect when and if the proposed new UK-US income tax convention enters into force.
     Holders of ADSs are treated as owners of underlying Ordinary shares for the purposes of the current UK-US double tax conventions relating to income tax (the Income Tax Convention), estate and gift tax (the Estate Tax Convention) and for the purposes of the US Internal Revenue Code of 1986, as amended (the Code).

UK shareholders
The following information applies to individuals who hold Ordinary shares and who are resident or ordinarily resident in the UK for UK tax purposes (UK resident holders).

Taxation of capital gains
A UK resident holder will be liable to UK tax on the gain from the disposal of Ordinary shares. For the purposes of calculating the gain from the disposal of Ordinary shares, a UK resident holder who held Ordinary shares prior to 31 March 1982 may substitute the market value of such shares as at that date for the original cost of such shares. The market value of Ordinary shares on 31 March 1982 was 168.75p per Ordinary share.
     A UK resident holder may also be entitled to indexation relief and taper relief when selling shares. Indexation relief is calculated on the market value of shares held at 31 March 1982 and on the cost of any subsequent purchases from that date. Indexation relief is not available for periods after 1 April 1998. Taper relief provides UK resident holders with relief from tax on gains accrued on the disposal of Ordinary shares held or acquired after 5 April 1998. The amount of taper relief available depends on the length of time such shares have been held and on the UK resident holder’s individual facts and circumstances.

Taxation of dividends
A UK resident holder is entitled to a tax credit on receipt of a cash dividend. The tax credit is a fixed proportion of the dividend and is currently 1/9th of the cash dividend received.
     The income subject to UK income tax is the sum of the dividend and the attached tax credit, with the tax credit being available as a deduction against any resulting liability.
     Special rates of tax apply to dividend income: the ‘ordinary rate’ is ten per cent and applies to individuals liable to tax at the basic or lower rates of tax; the ‘upper rate’ is 32.5 per cent which applies to the extent that income exceeds the basic rate band.
     For a UK resident holder liable to income tax only at the basic or lower rates of tax, there will thus be no further tax liability in respect of the dividend received. If, however, the UK resident holder is subject to income tax at the higher rate there will be a further tax liability on the sum of the cash dividend received and the associated tax credit. Where a UK resident holder’s tax liability is less than the associated tax credit, no refund is available.
     By way of example, the payment by BOC of a cash dividend of £90 would have an associated tax credit of £10 and a UK resident holder is treated as receiving a gross dividend of £100. The upper rate tax of 32.5 per cent on the gross dividend is £32.50. Therefore the UK resident holder liable to tax at the upper rate will have a tax liability of £22.50, being the tax liability on the gross dividend of £32.50 less the tax credit of £10.

Stamp duty
Stamp duty or stamp duty reserve tax at the rate of 0.5 per cent of consideration payable is normally payable on the purchase price of shares.

Inheritance tax
Individual shareholders may be liable to inheritance tax on the transfer of Ordinary shares. Inheritance tax may be charged on the amount by which the value of a shareholder’s estate is reduced as a result of any transfer by way of gift or other gratuitous transaction made by them or treated as made by them.

US holders
For the purposes of this summary, a US holder is a beneficial owner of ADSs who is an individual citizen or resident of the US, a corporation or other entity organised under the laws of the US or any state thereof, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

Taxation of dividends
Under current UK tax legislation, no tax will be withheld from dividend payments made by BOC. US holders of ADSs are treated as receiving dividend income equal to the sum of the dividend and the associated tax credit, reduced by UK withholding tax at a rate not exceeding 15 per cent of the amount of the dividend and the associated tax credit. As the tax credit is equal to 1/9 th of the dividend the withholding tax is equal to the tax credit.

116  The BOC Group plc Report and accounts 2002

This will be the case where the holding is not effectively connected with a permanent establishment or fixed base in the UK and provided that the shareholder is not subject to the special rules of the Income Tax Convention such as those applying to US tax-exempt entities and certain investment or holding companies where 25 per cent of the capital is held directly or indirectly by persons who are not individual residents or nationals of the US.
     Thus, a US holder receiving a dividend of £90 will be treated as receiving taxable income of £100 less UK withholding tax of £10. No refund of UK tax is available.
     Dividends received by a US holder will be foreign source income for US federal income tax purposes in the amount equal to the US dollar value of the gross dividend (that is the sum of the dividend and the associated tax credit), on the date of such payment. Generally dividends will not be eligible for the ‘dividends received’ deduction allowed to US corporations under the Code. Subject to certain limitations, the UK tax treated as withheld from payments will be available as a credit against US tax.

Taxation of capital gains
Generally, a US holder who is not resident or ordinarily resident in the UK for tax purposes will not be subject to UK tax on any gain from the disposal of ADSs, but will be subject to US tax on any capital gain realised on the sale or other disposal of ADSs.

US information reporting and backup withholding
Dividend payments with respect to ADSs and proceeds from the sale or other disposal of ADSs may be subject to information reporting to the US Internal Revenue Service and backup withholding at a current rate of 30 per cent. Holders should consult their own advisors as to the application to them of the information reporting and backup withholding rules.

Stamp duty
In practice no UK stamp duty is payable on the transfer of an ADS, provided that the separate instrument of transfer is not executed in, and always remains outside of the UK. No stamp duty reserve tax is payable on an agreement to transfer ADSs.

Estate and gift tax
Under the Estate Tax Convention, a US holder generally is not subject to UK inheritance tax.

Exchange controls and other limitations affecting security holders
There are currently no exchange controls or other limitations in the UK affecting security holders.

Financial calendar

	Ordinary Shares/		12 1/4% Unsecured Loan Stock
	American Depositary Shares		2012/2017

	First	Second
	interim	interim[1]	Half year	Half year

Ex-dividend	27 Dec 2002	2 Jul 2003	5 Mar 2003	3 Sep 2003
Record date — UK	31 Dec 2002	4 Jul 2003	7 Mar 2003	5 Sep 2003
— US	31 Dec 2002	3 Jul 2003	—	—
DRIP notice date	13 Jan 2003	11 Jul 2003	—	—
Payment date — UK	3 Feb 2003	1 Aug 2003	2 Apr 2003	2 Oct 2003
— US	10 Feb 2003	8 Aug 2003	—	—

Report and
	3 months	Half year	9 months	Preliminary	accounts

Group results	4 Feb 2003	15 May 2003	5 Aug 2003	13 Nov 2003	Dec 2003

1.     Proposed dates.

Key contacts information

Shareholder enquiries
Shareholders who have questions relating to the Group’s business or wish to receive copies of the interim statements should write to: Group Manager — Investor Relations
The BOC Group plc, Chertsey Road, Windlesham, Surrey GU20 6HJ, England
Telephone: 01276 477222
E-mail:ir@group.boc.com

Registrar
Administrative enquiries concerning shareholdings in the company such as the loss of share certificates, change of address, dividend payment arrangements, amalgamation of multiple accounts, or requests for the full report and accounts should be sent directly to:
Lloyds TSB Registrars
The Causeway, Worthing, West Sussex BN99 6DA, England
Teltex for shareholders with hearing difficulties: 0870 600 3950
Telephone: 0870 600 3958 Fax: 0870 600 3980
Website:www.lloydstsb-registrars.co.uk
     Correspondence should refer to The BOC Group plc, stating clearly the registered name and address and, if available, the full account number which starts with 0385.

117  The BOC Group plc Report and accounts 2002

Shareholder information

Shareholding information
To view up-to-date information about your shareholding visit the Lloyds TSB Registrars shareview website at www.shareview.co.uk
     The portfolio service provides access to more information on your investments including balance movements, indicative share prices and details of recent dividend payments. To register with Lloyds TSB Registrars as a user of the portfolio service and for more information visit the website at www.shareview.co.uk

Electronic shareholder communications
Shareholders can now elect to receive shareholder documents, such as annual and interim reports and notices of general meetings, electronically from the company’s website rather than in hard copy through the mail. This has the advantage of improving the speed of communications and reducing administrative costs of printing and postage. The terms on which this electronic facility is provided can be found on the company’s website (www.boc.com) or on request from the registered office. Any shareholder wishing to take advantage of this free service may do so by registering their details on the Lloyds TSB Registrars shareview website at www.shareview.co.uk

Dividend reinvestment plan
A dividend reinvestment plan (DRIP), through which Ordinary shareholders may invest the whole of their cash dividends in additional shares in the company, is available. Ordinary shareholders on the register at the record date may participate in the plan provided their application forms are received by the DRIP notice date shown in the financial calendar on page 117. Copies of the explanatory brochure and application form are available from Lloyds TSB Registrars whose details appear on page 117.

Payment of dividends
Ordinary shareholders and loan stock holders may arrange to have their dividends or interest paid directly into a bank or building society account through the Bankers Automated Clearing System (BACS). Mandate forms are available from Lloyds TSB Registrars whose details appear on page 117. The tax voucher relating to any dividend or interest payment made via BACS will be mailed directly to the registered address of the share or loan stock holder.

Share dealing service
Details of a postal share dealing service can be obtained from:
The BOC Group plc Share Dealing Service
Cazenove & Co. Ltd
12 Tokenhouse Yard, London EC2R 7AN, England
Telephone: 020 7606 1768

American Depositary Shares
The BOC Group plc American Depositary Shares (ADS) are listed on the New York Stock Exchange and trade under the symbol BOX. One ADS represents two The BOC Group plc Ordinary shares. JPMorgan Chase Bank is the depositary and their address for enquiries is:
JPMorgan Chase Bank
JPMorgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA
Telephone: + 1 781 575 4328
Website: www.adr.com/shareholder
     A dividend reinvestment plan is available through JPMorgan Chase Bank as depositary for holders of ADSs. All enquiries regarding this plan should be addressed to:
Global Invest Direct, JPMorgan Chase Bank
PO Box 43013, Providence, RI 02940-3013, USA
Telephone, toll free: JPMorgan Service Center on + 1 800 749 1687 or + 1 800 428 4237

US report filings
All reports and other information filed with the US Securities and Exchange Commission (SEC) may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, NW, Washington DC 20549, USA.

Agent for service of process in the US
J Blake, General Counsel
The BOC Group, 575 Mountain Avenue, Murray Hill, New Jersey 07974-2082, USA.

ShareGift
Shareholders with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating them to charity through ShareGift, a registered charity administered by The Orr Mackintosh Foundation. A ShareGift donation form can be obtained from Lloyds TSB Registrars whose details appear on page 117. Further information about ShareGift is available at www.sharegift.org or by writing to: ShareGift, The Orr Mackintosh Foundation, 24 Grosvenor Gardens, London SW1W 0DH. Telephone: 020 7337 0501.

Unsolicited mail
The company is obliged by law to make its share register publicly available and as a consequence some shareholders may receive unsolicited mail. If you wish to limit the amount of unsolicited mail you receive, contact: The Mailing Preference Service, FREEPOST 22, London W1E 7EZ. Telephone: 020 7291 3310 or register on-line at www.mpsonline.org.uk
     The Mailing Preference Service is an independent organisation which offers a free service to the public. Registering with them will stop most unsolicited consumer advertising material.

118  The BOC Group plc Report and accounts 2002

Cross reference to Form 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the US Securities and Exchange Commission for all purposes.

Item		Page

1	Identity of directors, senior management and advisors	n/a
2	Offer statistics and expected timetable	n/a
3	Key information
	Selected financial data	12-13, 49-50
	Capitalization and indebtedness	n/a
	Reasons for the offer and use of proceeds	n/a
	Risk factors	29-30, 45-46
4	Information on the company
	History and development of the company	inside front cover
14-22, 31-45, outside back cover
	Business overview	2-3, 14-22, 25-28
	Organizational structure	112-113
	Property plants and equipment	19-22, 97-98
5	Operating and financial review and prospects
	Operating results	2-3, 31-50
	Critical accounting policies	48
	Off-balance sheet commitments and contingencies	47, 104
	Liquidity and capital resources	44-47, 79-84, 104-107
	Research and development, patents and licenses, etc	28
	Trend information	n/a
6	Directors, senior management and employees
	Directors and senior management	8-11
	Compensation	56-63
	Board practices	9, 51-55, 64
	Employees	23-24, 88
	Share ownership	61-63
7	Major shareholders and related party transactions
	Major shareholders	115
	Related party transactions	99, 106
	Interests of experts and counsel	n/a
8	Financial information
	Consolidated statements and other financial information	47, 49, 65-111, 114
	Significant changes	n/a
9	The offer and listing
	Offer and listing details	114-115
	Plan of distribution	n/a
	Markets	114
	Selling shareholders	n/a
	Dilution	n/a
	Expense of the issue	n/a
10	Additional information
	Share capital	n/a
	Memorandum and articles of association	n/a
	Material contracts	n/a
	Exchange controls	116-117
	Taxation	116-117
	Dividends and paying agents	n/a
	Statement by experts	n/a
	Documents on display	118
	Subsidiary information	112-113
11	Quantitative and qualitative disclosures about market risk	45-50,79-84
12	Description of securities other than equity securities	n/a
13	Defaults, dividend arrearages and delinquencies	n/a
14	Material modifications to the rights of security holders and use of proceeds	n/a
15	Disclosure controls and procedures	53
16	Reserved
17	Financial statements	n/a
18	Financial statements	65-111
19	Exhibits	n/a

119  The BOC Group plc Report and accounts 2002

Glossary of terms

Terms used in the report and accounts	US equivalent or brief description

Acquisition accounting	Purchase accounting
Associate	Equity investment
Capital allowances	Tax term equivalent to US tax depreciation allowances
Cash at bank	Cash
Creditors	Payables
Debtors	Receivables
Finance lease	Capital lease
Financial year	Fiscal year
Freehold	Ownership with absolute rights in perpetuity
Interest receivable	Interest income
Interest payable	Interest expense
Joint venture	Equity investment
Net asset value	Book value
Own shares	Treasury stock
Profit	Income
Profit and loss account	Income statement
Profit and loss account reserves	Retained earnings
Profit for the financial year	Net income
Provisions	Reserves
Called up share capital	Ordinary shares, capital stock or common stock issued and fully paid
Scrip dividend	Stock dividend
Secured loan	Collateralised loan
Shareholders’ funds	Shareholders' equity
Share premium account	Additional paid-up capital or paid-in capital (not distributable)
Share issues	Stock outstanding
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Turnover	Revenue

120  The BOC Group plc Report and accounts 2002

©The BOC Group plc 2002.
Designed and produced by Radley Yeldar (London) using RingMaster®.
Photography by George Brooks and Edward Webb.
Printed by CTD Capita.

The BOC Group plc
Registered office:
Chertsey Road, Windlesham,
Surrey GU20 6HJ, England
Tel: 01276 477222 Fax: 01276 471333
English Register No. 22096
Website: http://www.boc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The BOC Group plc

Date: December 12, 2002
	By:	/s/ Anthony Eric Isaac

Name: Anthony Eric Isaac
Title: Chief Executive